DEJOUR ENERGY (ALBERTA) LTD.

RESERVES ASSESSMENT AND EVALUATION OF CANADIAN OIL AND GAS PROPERTIES

CORPORATE SUMMARY

Effective December 31, 2010

1110705

CORPORATE SUMMARY

TABLE OF CONTENTS

GLJ Petroleum Consultants

Principal Officers:
Harry Jung, P. Eng.
President, C.E.O.
Dana B. Laustsen, P. Eng.
Executive V.P., C.O.O.
Keith M. Braaten, P. Eng.
Executive V.P.

Officers / Vice Presidents:
Terry L. Aarsby, P. Eng.
Jodi L. Anhorn, P. Eng.
Leonard L. Herchen, P. Eng.
Myron J. Hladyshevsky, P. Eng.
Bryan M. Joa, P. Eng.
Mark Jobin, P. Geol.
John E. Keith, P. Eng.
John H. Stilling, P. Eng.
Douglas R. Sutton, P. Eng.
James H. Willmon, P. Eng.

March 22, 2011

Project 1110705

Mr. Harrison (Hal) Blacker
Dejour Energy (Alberta) Ltd.
300, 1401 – 17th Street
Denver, Colorado
U.S.A. 80202

Dear Sir:

Re: Dejour Energy (Alberta) Ltd.
Corporate Evaluation
Effective December 31, 2010

GLJ Petroleum Consultants (GLJ) has completed an independent reserves assessment and evaluation of the oil and gas properties of Dejour Energy (Alberta) Ltd. (the "Company"). The effective date of this evaluation is December 31, 2010.

This report has been prepared for the Company for the purpose of annual disclosure and other financial requirements. This evaluation has been prepared in accordance with reserves definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook.

It was GLJ's primary mandate in this evaluation to provide an independent evaluation of the oil and gas reserves of the Company in aggregate. Accordingly it may not be appropriate to extract individual property or entity estimates for other purposes. Our engagement letter notes these limitations on the use of this report.

It is trusted that this evaluation meets your current requirements. Should you have any questions regarding this analysis, please contact the undersigned.

Yours very truly,

GLJ PETROLEUM CONSULTANTS LTD.

ORIGINALLY SIGNED BY

John E. Keith, P. Eng.
Vice-President

JEK/memd
Attachments

INDEPENDENT PETROLEUM CONSULTANTS' CONSENT

The undersigned firm of Independent Petroleum Consultants of Calgary, Alberta, Canada has prepared an independent evaluation of the **Dejour Energy (Alberta) Ltd.** Canadian oil and gas properties and hereby gives consent to the use of its name and to the said estimates. The effective date of the evaluation is **December 31, 2011.**

In the course of the evaluation, Dejour Energy (Alberta) Ltd. provided GLJ Petroleum Consultants Ltd. personnel with basic information which included land data, well information, geological information, estimates of on-stream dates, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, were obtained from public records, other operators and from GLJ Petroleum Consultants Ltd. nonconfidential files. Dejour Energy (Alberta) Ltd. has provided a representation letter confirming that all information provided to GLJ Petroleum Consultants Ltd. is correct and complete to the best of its knowledge. Procedures recommended in the Canadian Oil and Gas Evaluation (COGE) Handbook to verify certain interests and financial information were applied in this evaluation. In applying these procedures and tests, nothing came to GLJ Petroleum Consultants Ltd.'s attention that would suggest that information provided by Dejour Energy (Alberta) Ltd. was not complete and accurate. GLJ Petroleum Consultants Ltd. reserves the right to review all calculations referred to or included in this report and to revise the estimates in light of erroneous data supplied or information existing but not made available which becomes known subsequent to the preparation of this report.

The accuracy of any reserves and production estimate is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserves and production estimates presented herein are considered reasonable, the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

Revenue projections presented in this report are based in part on forecasts of market prices, currency exchange rates, inflation, market demand and government policy which are subject to many uncertainties and may, in future, differ materially from the forecasts utilized herein. Present values of revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated herein.

PERMIT TO PRACTICE
GLJ PETROLEUM CONSULTANTS LTD.

Signature: Originally Signed by Dana B. Laustsen

Date: March 22, 2011

PERMIT NUMBER: P 2066
The Association of Professional Engineers, Geologists and Geophysicists of Alberta

ORIGINALLY SIGNED BY
HARRY JUNG
GLJ Petroleum Consultants Ltd.

INTRODUCTION

GLJ Petroleum Consultants (GLJ) was commissioned by Dejour Energy (Alberta) Ltd. (the "Company") to prepare an independent evaluation of its oil and gas reserves effective December 31, 2010. The locations of the reserves properties are indicated on the attached index map.

The evaluation was initiated in February 2011 and completed by March 2011. Estimates of reserves and projections of production were generally prepared using well information and production data available from public sources to approximately December 31, 2010. The Company provided land, accounting data and other technical information not available in the public domain to approximately December 31, 2010. In certain instances, the Company also provided recent engineering, geological and other information up to December 31, 2010. The Company has confirmed that, to the best of its knowledge, all information provided to GLJ is correct and complete as of the effective date.

This evaluation has been prepared in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook. The reserves definitions used in preparing this report (included herein under "Reserves Definitions") are those contained in the COGE Handbook and the Canadian Securities Administrators National Instrument 51-101 (NI 51-101).

The evaluation was conducted on the basis of the GLJ January 1, 2011 Price Forecast which is summarized in the Product Price and Market Forecasts section of this report.

Tables summarizing production, royalties, costs, revenue projections, reserves and present value estimates for various reserves categories for individual properties and the Company total are provided in the tabbed sections of this Summary Report.

The Evaluation Procedure section outlines general procedures used in preparing this evaluation. The individual property reports, provided under separate cover, provide additional evaluation details. The following summarizes evaluation matters that have been included/excluded in cash flow projections:

- processing income has not been included,
- in accordance with NI 51-101, the effect on projected revenues of the Company's financial hedging activity has not been included,

- provisions for the abandonment of all of the Company's wells to which reserves have been attributed have been included; all other abandonment and reclamation costs have not been included,
- general and administrative (G&A) costs and overhead recovery have not been included,
- undeveloped land values have not been included.

A constant price analysis was performed by rerunning the evaluation database using prices based on the average of the first day posted prices in each of the 12 months of the Company's fiscal year with no cost escalations.

A summary of reference prices and resulting reserves data under the constant pricing scenario are provided in the "Constant Price Analysis" section.

The "Securities Reporting" section of this report provides reserves data in a format that is consistent with the disclosure requirements set out in NI 51-101.

Economic forecasts are provided on an after tax basis including tax pools provided by the Company in the "After Tax Analysis" section.

Map 1

Index Map
Property Locations

Company: Dejour Energy (Alberta) Ltd.
Province: Alberta / British Columbia

Effective Date: December 31, 2010
Scale: 1:6,500,000 s1110705/indm01


W6M
W5M
W4M
WOOD BUFFALO NATIONAL PARK
BRITISH COLUMBIA
Drake / Woodrush
ALBERTA
Saddle Hills
W5M
W4M

SUMMARY

TABLE OF CONTENTS

Table 1

Company:	Dejour Energy (Alberta) Ltd.	Reserve Class:	Various
Property:	Corporate	Development Class:	Classifications
Description:	Properties	Pricing:	GLJ (2011-01)
		Effective Date:	December 31, 2010

Summary of Reserves and Values

	Proved Producing	Proved Developed Non-producing	Proved Undeveloped	Total Proved	Total Probable	Total Proved Plus Probable
MARKETABLE RESERVES						
Light/Medium Oil (Mbbl)						
Total Company Interest	95	0	121	216	184	400
Working Interest	95	0	121	216	184	400
Net After Royalty	85	0	95	179	147	326
Gas (MMcf)						
Total Company Interest	900	241	-16	1,125	902	2,027
Working Interest	900	241	-16	1,125	902	2,027
Net After Royalty	798	191	-15	975	752	1,727
Natural Gas Liquids (Mbbl)						
Total Company Interest	2	5	0	6	8	15
Working Interest	2	5	0	6	8	15
Net After Royalty	1	3	0	4	5	10
Oil Equivalent (Mbbl)						
Total Company Interest	247	45	119	410	342	752
Working Interest	247	45	119	410	342	752
Net After Royalty	219	35	92	346	277	623
BEFORE TAX PRESENT VALUE (M$)						
0%	2,790	807	2,903	6,500	10,427	16,928
5%	2,595	565	2,438	5,598	8,911	14,509
8%	2,493	468	2,205	5,167	8,197	13,364
10%	2,430	417	2,066	4,914	7,781	12,695
12%	2,371	374	1,939	4,683	7,406	12,089
15%	2,288	321	1,766	4,374	6,905	11,279
20%	2,165	255	1,519	3,938	6,206	10,144
FIRST 6 YEARS BEFORE TAX CASH FLOW (M$)						
2011	1,388	0	-710	678	1,752	2,430
2012	525	0	1,278	1,802	1,994	3,796
2013	417	64	823	1,304	1,771	3,076
2014	328	138	563	1,030	1,712	2,742
2015	169	110	451	730	1,019	1,749
2016	-36	85	411	459	689	1,148

BOE Factors:				
	HVY OIL 1.0	RES GAS 6.0	PROPANE 1.0	ETHANE 1.0
	COND 1.0	SLN GAS 6.0	BUTANE 1.0	SULPHUR 0.0

Run Date: March 21, 2011 14:17:45

Table 2

Company: **Dejour Energy (Alberta) Ltd.**
Property: **Corporate**
Description: **Properties**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2011-01)**
Effective Date: **December 31, 2010**

Company Production, Reserves and Present Value Summary

Entity Description	2011 Company Interest Prod'n				Company Interest Reserves					Net After Royalty Reserves					Reserve Life Index	Before Income Tax Discounted Present Value (M$)			
	Gas Mcf/d	Oil bbl/d	NGL bbl/d	Oil Eq. boe/d	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	yrs	0%	8%	10%	12%
Proved Producing	1,514	55	3	311	900	95	2	0	247	798	85	1	0	219	2.2	2,790	2,493	2,430	2,371
Proved Developed Nonproducing	0	0	0	0	241	0	5	0	45	191	0	3	0	35	5.2	807	468	417	374
Proved Undeveloped	-115	99	0	80	-16	121	0	0	119	-15	95	0	0	92	4.1	2,903	2,205	2,066	1,939
Total Proved	1,400	155	3	391	1,125	216	6	0	410	975	179	4	0	346	2.9	6,500	5,167	4,914	4,683
Probable Producing	274	24	1	70	528	47	1	0	136	460	38	1	0	116	5.3	3,267	2,786	2,687	2,595
Probable Developed Nonproducing	0	0	0	0	325	0	7	0	61	254	0	4	0	47	8.0	956	561	503	454
Probable Undeveloped	-45	52	0	45	49	136	0	0	145	38	108	0	0	115	8.9	6,205	4,851	4,591	4,356
Total Probable	229	76	0	115	902	184	8	0	342	752	147	5	0	277	8.2	10,427	8,197	7,781	7,406
Proved Plus Probable Producing	1,788	79	3	381	1,428	142	3	0	383	1,258	123	2	0	335	2.8	6,057	5,279	5,117	4,966
Proved Plus Probable Developed Nonproducing	0	0	0	0	566	0	12	0	106	445	0	7	0	82	13.9	1,763	1,029	920	828
Proved Plus Probable Undeveloped	-160	152	0	125	33	258	0	0	263	24	203	0	0	207	5.8	9,108	7,056	6,658	6,295
Total Proved Plus Probable	1,629	231	3	506	2,027	400	15	0	752	1,727	326	10	0	623	4.1	16,928	13,364	12,695	12,089

Reserves Characterization

Percentage of Total Proved Plus Probable Company Interest BOE Reserves

Product Types


Natural Gas (45 %)
L & M Oil (53 %)
NGLs (2 %)

Reserves Classifications


Pb Prd (18 %)
Pv Prd (33 %)
Pb Dev NPrd (8 %)
Pb UDev (19 %)
Pv Dev NPrd (6 %)
Pv UDev (16 %)

BOE Factors: HVY OIL 1.0 RES GAS 6.0 PROPANE 1.0 ETHANE 1.0
COND 1.0 SLN GAS 6.0 BUTANE 1.0 SULPHUR 0.0

Historical and Forecast Production

Company:	Dejour Energy (Alberta) Ltd.	Pricing:	GLJ (2011-01)
Property:	Corporate	Effective Date:	December 31, 2010
Description:	Properties		


Company Interest Oil Equivalent
Legend
A Proved Producing
C Total Proved
I Total Proved Plus Probable
Oil Equivalent Production (boe/d)
Year


Company Interest Oil Equivalent - Total Proved Plus Probable
Legend
Sales Gas
Natural Gas Liquids
Light Medium Oil
Oil Equivalent Production (boe/d)
Year

*Note: Historical company interest production is based on current interests in the evaluated reserves entities applied to reported actual gross lease production. Consequently, company actuals may differ from the history shown due to changes in ownership.

Drawing 1

Historical and Forecast Production

Company:	**Dejour Energy (Alberta) Ltd.**	Pricing:	**GLJ (2011-01)**
Property:	**Corporate**	Effective Date:	**December 31, 2010**
Description:	**Properties**		

Company Interest Oil


Legend
A Proved Producing
C Total Proved
I Total Proved Plus Probable
Year

Company Interest Sales Gas


Legend
A Proved Producing
C Total Proved
I Total Proved Plus Probable
Year

Company Interest NGL


Legend
A Proved Producing
C Total Proved
I Total Proved Plus Probable
Year

*Note: Historical company interest production is based on current interests in the evaluated reserves entities applied to reported actual gross lease production. Consequently, company actuals may differ from the history shown due to changes in ownership.

Company Interest Oil
1110705 / Mar 21, 2011

Drawing 2

GLJ Petroleum Consultants

PROVED RESERVES FORECASTS

TABLE OF CONTENTS

Company:	Dejour Energy (Alberta) Ltd.	Reserve Class:	Various
Property:	Corporate	Development Class:	Classifications
Description:	Properties	Pricing:	GLJ (2011-01)
		Effective Date:	December 31, 2010

Summary of Reserves and Values

	Proved Producing	Proved Developed Non-producing	Proved Undeveloped	Total Proved Non-producing	Total Proved
MARKETABLE RESERVES					
Light/Medium Oil (Mbbl)					
Total Company Interest	95	0	121	121	216
Working Interest	95	0	121	121	216
Net After Royalty	85	0	95	95	179
Gas (MMcf)					
Total Company Interest	900	241	-16	225	1,125
Working Interest	900	241	-16	225	1,125
Net After Royalty	798	191	-15	177	975
Natural Gas Liquids (Mbbl)					
Total Company Interest	1.7	4.7	0.0	4.7	6.4
Working Interest	1.7	4.7	0.0	4.7	6.4
Net After Royalty	1.3	3.0	0.0	3.0	4.3
Oil Equivalent (Mbbl)					
Total Company Interest	247	45	119	163	410
Working Interest	247	45	119	163	410
Net After Royalty	219	35	92	127	346
BEFORE TAX PRESENT VALUE (M$)					
0%	2,790	807	2,903	3,710	6,500
5%	2,595	565	2,438	3,003	5,598
8%	2,493	468	2,205	2,674	5,167
10%	2,430	417	2,066	2,484	4,914
12%	2,371	374	1,939	2,313	4,683
15%	2,288	321	1,766	2,087	4,374
20%	2,165	255	1,519	1,774	3,938
FIRST 6 YEARS BEFORE TAX CASH FLOW (M$)					
2011	1,388	0	-710	-710	678
2012	525	0	1,278	1,278	1,802
2013	417	64	823	887	1,304
2014	328	138	563	701	1,030
2015	169	110	451	561	730
2016	-36	85	411	495	459

BOE Factors:				
	HVY OIL 1.0	RES GAS 6.0	PROPANE 1.0	ETHANE 1.0
	COND 1.0	SLN GAS 6.0	BUTANE 1.0	SULPHUR 0.0

Company:	Dejour Energy (Alberta) Ltd.
Property:	Corporate

Reserve Class:	Various
Development Class:	Classifications
Pricing:	GLJ (2011-01)
Effective Date:	December 31, 2010

Company Production, Reserves and Present Value Summary

	2011 Company Interest Prod'n				Company Interest Reserves					Net After Royalty Reserves					Reserve Life Index	Before Income Tax Discounted Present Value (M$)			
Entity Description	Gas Mcf/d	Oil bbl/d	NGL bbl/d	Oil Eq. boe/d	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	yrs	0%	8%	10%	12%
Proved Producing																			
Drake/Woodrush	1,514	55	3	311	900	95	2	0	247	798	85	1	0	219	2.2	2,790	2,493	2,430	2,371
Saddle Hills	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Total: Proved Producing	**1,514**	**55**	**3**	**311**	**900**	**95**	**2**	**0**	**247**	**798**	**85**	**1**	**0**	**219**	**2.2**	**2,790**	**2,493**	**2,430**	**2,371**
Proved Developed Nonproducing																			
Drake/Woodrush	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Saddle Hills	0	0	0	0	241	0	5	0	45	191	0	3	0	35	5.2	807	468	417	374
Total: Proved Developed Nonproducing	**0**	**0**	**0**	**0**	**241**	**0**	**5**	**0**	**45**	**191**	**0**	**3**	**0**	**35**	**5.2**	**807**	**468**	**417**	**374**
Proved Undeveloped																			
Drake/Woodrush	-115	99	0	80	-16	121	0	0	119	-15	95	0	0	92	4.1	2,903	2,205	2,066	1,939
Saddle Hills	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Total: Proved Undeveloped	**-115**	**99**	**0**	**80**	**-16**	**121**	**0**	**0**	**119**	**-15**	**95**	**0**	**0**	**92**	**4.1**	**2,903**	**2,205**	**2,066**	**1,939**
Total Proved Nonproducing																			
Drake/Woodrush	-115	99	0	80	-16	121	0	0	119	-15	95	0	0	92	4.1	2,903	2,205	2,066	1,939
Saddle Hills	0	0	0	0	241	0	5	0	45	191	0	3	0	35	5.2	807	468	417	374
Total: Total Proved Nonproducing	**-115**	**99**	**0**	**80**	**225**	**121**	**5**	**0**	**163**	**177**	**95**	**3**	**0**	**127**	**5.6**	**3,710**	**2,674**	**2,484**	**2,313**
Total Proved																			
Drake/Woodrush	1,400	155	3	391	884	216	2	0	365	784	179	1	0	311	2.6	5,693	4,698	4,496	4,309
Saddle Hills	0	0	0	0	241	0	5	0	45	191	0	3	0	35	5.2	807	468	417	374
Total: Total Proved	**1,400**	**155**	**3**	**391**	**1,125**	**216**	**6**	**0**	**410**	**975**	**179**	**4**	**0**	**346**	**2.9**	**6,500**	**5,167**	**4,914**	**4,683**

BOE Factors:	HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
	COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

Company:	**Dejour Energy (Alberta) Ltd.**	Reserve Class:	**Proved**
Property:	**Corporate**	Development Class:	**Producing**
Description:	**Properties**	Pricing:	**GLJ (2011-01)**
		Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

	Company Wells		Light/Medium Oil Production				Solution Gas Production				Residue Gas Production			
Year	Oil	Gas	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf
2011	2	4	55	20	18	77.42	200	73	65	4.40	1,315	480	431	4.22
2012	2	4	49	18	16	80.49	124	45	40	5.09	642	234	203	4.88
2013	2	0	48	18	16	82.12	85	31	27	5.74	0	0	0	0.00
2014	2	0	42	15	14	84.16	52	19	17	6.28	0	0	0	0.00
2015	2	0	35	13	12	87.39	31	11	10	6.82	0	0	0	0.00
2016	2	0	30	11	10	89.82	18	7	6	7.18	0	0	0	0.00
Tot.				**95**	**85**	**82.76**		**186**	**164**	**5.23**		**714**	**634**	**4.44**

	Total Gas Production				Condensate Production				Butane Production			
Year	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	1,514	553	496	4.24	2	1	1	78.99	1	0	0	56.26
2012	765	279	243	4.91	1	0	0	80.97	0	0	0	57.75
2013	85	31	27	5.74	0	0	0	80.24	0	0	0	59.01
2014	52	19	17	6.28	0	0	0	82.32	0	0	0	60.58
2015	31	11	10	6.82	0	0	0	85.62	0	0	0	63.07
2016	18	7	6	7.18	0	0	0	88.09	0	0	0	64.94
Tot.		**900**	**798**	**4.60**		**1**	**1**	**79.88**		**0**	**0**	**57.15**

	Total NGL Production				Total Oil + NGL Production				Total Oil Equiv. Production			
Year	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	3	1	1	73.58	58	21	18	77.23	311	113	101	35.16
2012	1	0	0	76.42	50	18	16	80.38	178	65	57	43.86
2013	0	0	0	73.87	48	18	16	82.08	63	23	20	71.27
2014	0	0	0	75.80	42	15	14	84.14	51	19	17	76.21
2015	0	0	0	78.85	36	13	12	87.38	41	15	13	81.52
2016	0	0	0	81.15	30	11	10	89.81	34	12	11	85.52
Tot.		**2**	**1**	**74.61**		**97**	**86**	**82.62**		**247**	**219**	**49.16**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest				Royalty Interest Total	Company Interest Total									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	M$	M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2011	1,563	2,345	78	3,986	0	3,986	377	88	0	6	459	3,527	1,378	668	2,045
2012	1,436	1,372	37	2,845	0	2,845	277	82	0	4	355	2,490	1,369	369	1,739
2013	1,446	179	5	1,630	0	1,630	193	0	0	0	193	1,438	821	122	943
2014	1,289	119	3	1,411	0	1,411	147	0	0	0	147	1,264	837	98	935
2015	1,130	76	2	1,209	0	1,209	108	0	0	0	108	1,101	854	79	933
2016	997	48	1	1,047	0	1,047	80	0	0	0	80	966	871	65	936
Tot.	**7,862**	**4,140**	**127**	**12,128**	**0**	**12,128**	**1,182**	**171**	**0**	**10**	**1,342**	**10,786**	**6,130**	**1,401**	**7,531**
Disc	6,124	3,730	115	9,969	0	9,969	974	156	0	9	1,120	8,849	4,819	1,213	6,032

								Net Capital Investment				Before Tax Cash Flow		
Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	1,481	0	0	1,481	0	94	0	94	1,388	1,388	1,323
2012	0	0	0	752	0	151	601	77	0	0	77	525	1,912	1,778
2013	0	0	0	495	0	0	495	78	0	0	78	417	2,329	2,106
2014	0	0	0	328	0	0	328	0	0	0	0	328	2,658	2,342
2015	0	0	0	169	0	0	169	0	0	0	0	169	2,826	2,451
2016	0	0	0	30	0	66	-36	0	0	0	0	-36	2,790	2,430
Tot.	**0**	**0**	**0**	**3,255**	**0**	**217**	**3,038**	**155**	**94**	**0**	**248**	**2,790**	**2,790**	**2,430**
Disc	0	0	0	2,817	0	170	2,647	128	89	0	217	2,430	2,430	2,430

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011 Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents Oil Eq. Factor	Company Mboe	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	95	0	95	85	1.000	95	39	6.0	4.7	2.5
Solution Gas	MMcf	186	0	186	164	6.000	31	13	6.0	2.6	1.4
Residue Gas	MMcf	714	0	714	634	6.000	119	48	2.0	1.5	0.7
Total: Gas	MMcf	900	0	900	798	6.000	150	61	6.0	1.6	0.8
Gas Heat Content	BBtu	1,023	0	1,023	907	0.000	0	0	6.0	1.6	0.8
Condensate	Mbbl	1	0	1	1	1.000	1	1	6.0	1.6	0.8
Total: NGL	Mbbl	2	0	2	1	1.000	2	1	6.0	1.6	0.8
Total: Oil+NGL	Mbbl	97	0	97	86	1.000	97	39	6.0	4.6	2.5
Total: Oil Eq.	Mboe	247	0	247	219	1.000	247	100	6.0	2.2	1.2

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	86.22	-8.80	77.42	10.31	21.32	0.00	45.79	7,009	65	5,442	61
Solution Gas	$/Mcf	3.93	0.48	4.40	0.50	3.03	0.00	0.87	857	8	713	8
Residue Gas	$/Mcf	3.93	0.29	4.22	0.41	2.91	0.00	0.90	2,821	26	2,604	29
Total: Gas	$/Mcf	3.93	0.32	4.24	0.42	2.92	0.00	0.90	3,678	34	3,317	37
Condensate	$/bbl	88.04	-9.05	78.99	17.05	0.00	0.00	61.94	81	1	73	1
Butane	$/bbl	67.26	-11.00	56.26	10.12	0.00	0.00	46.13	18	0	16	0
Total: NGL	$/bbl	83.10	-9.51	73.58	15.41	0.00	0.00	58.18	99	1	90	1
Total: Oil+NGL	$/bbl	86.07	-8.84	77.23	10.56	20.26	0.00	46.41	7,108	66	5,532	63
Total: Oil Eq.	$/boe	35.27	-0.11	35.16	4.05	18.04	0.00	13.07	10,786	100	8,849	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)

	Initial	Average
Crown Royalty	9.4517	9.7431
Non-crown Royalty	2.2162	1.4072
Mineral Tax	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
0.0	3,255	3,038	248	2,790	11.31
5.0	3,018	2,827	232	2,595	10.52
8.0	2,893	2,716	223	2,493	10.11
10.0	2,817	2,647	217	2,430	9.85
12.0	2,745	2,582	212	2,371	9.61
15.0	2,645	2,492	204	2,288	9.27
20.0	2,497	2,358	193	2,165	8.77

Evaluator: Keith, John E.
Run Date: March 21, 2011 14:17:43

Company:	**Dejour Energy (Alberta) Ltd.**	Reserve Class:	**Proved**
Property:	**Corporate**	Development Class:	**Developed Nonproducing**
Description:	**Properties**	Pricing:	**GLJ (2011-01)**
		Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

		Residue Gas Production				Condensate Production				Butane Production			
Year	Company Gas Wells	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2012	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2013	0	120	44	36	5.32	1	0	0	92.74	1	0	0	70.01
2014	0	85	31	21	5.79	1	0	0	94.82	1	0	0	71.58
2015	0	61	22	17	6.27	0	0	0	98.12	1	0	0	74.07
2016	0	44	16	13	6.59	0	0	0	100.59	0	0	0	75.94
2017	0	32	12	9	6.83	0	0	0	103.42	0	0	0	78.07
2018	0	24	9	7	6.98	0	0	0	106.00	0	0	0	80.02
2019	0	18	6	5	7.14	0	0	0	108.82	0	0	0	82.15
2020	0	13	5	4	7.30	0	0	0	111.01	0	0	0	83.80
2021	0	10	4	3	7.45	0	0	0	113.23	0	0	0	85.48
2022	1	40	14	12	6.98	0	0	0	115.50	0	0	0	87.19
Sub.			162	128	6.19		1	1	98.47		1	1	74.33
Rem.			78	63	7.30		0	0	0.00		0	0	0.00
Tot.			**241**	**191**	**6.55**		**1**	**1**	**98.47**		**1**	**1**	**74.33**

	Propane Production				Total NGL Production				Total Oil Equiv. Production			
Year	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2012	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2013	2	1	1	57.28	4	1	1	68.95	24	9	7	37.80
2014	1	0	0	58.56	3	1	1	70.49	17	6	4	40.46
2015	1	0	0	60.60	2	1	0	72.95	12	4	3	43.27
2016	1	0	0	62.13	1	1	0	74.79	9	3	2	45.16
2017	1	0	0	63.88	1	0	0	76.89	6	2	2	46.68
2018	0	0	0	65.47	1	0	0	78.80	5	2	1	47.77
2019	0	0	0	67.21	1	0	0	80.90	3	1	1	48.90
2020	0	0	0	68.57	0	0	0	82.53	3	1	1	49.98
2021	0	0	0	69.94	0	0	0	84.18	2	1	1	50.98
2022	0	0	0	71.34	0	0	0	85.87	7	2	2	43.02
Sub.		2	2	60.82		5	3	73.21		32	24	42.50
Rem.		0	0	0.00		0	0	0.00		13	11	43.80
Tot.		**2**	**2**	**60.82**		**5**	**3**	**73.21**		**45**	**35**	**42.87**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest				Royalty Interest	Company Interest									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2011	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2013	0	233	95	328	0	328	16	39	4	8	43	285	15	50	65
2014	0	179	69	248	0	248	53	30	16	8	59	189	15	36	51
2015	0	139	51	190	0	190	33	23	11	7	38	152	16	26	42
2016	0	106	38	143	0	143	19	17	7	6	23	120	16	19	35
2017	0	80	28	108	0	108	14	13	6	5	16	92	16	14	31
2018	0	60	21	81	0	81	10	10	5	4	11	70	17	11	27
2019	0	46	16	62	0	62	8	7	4	4	7	55	17	8	25
2020	0	35	13	48	0	48	6	6	4	3	5	43	17	6	24
2021	0	27	10	37	0	37	5	4	3	3	3	34	18	5	22
2022	0	101	6	106	0	106	7	13	3	4	12	94	22	20	42
Sub.	0	1,005	347	1,352	0	1,352	170	162	63	53	217	1,135	168	197	365
Rem.	0	573	0	573	0	573	39	69	9	14	85	488	126	114	240
Tot.	**0**	**1,578**	**347**	**1,924**	**0**	**1,924**	**209**	**231**	**71**	**67**	**302**	**1,622**	**294**	**310**	**604**
Disc	0	760	224	984	0	984	116	118	39	34	161	823	117	151	268

Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	**Net Prod'n Revenue M$**	Other Income M$	**Aband. Costs M$**	**Oper. Income M$**	Net Capital Investment Dev. M$	Plant M$	Tang. M$	Total M$	Before Tax Cash Flow Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2013	0	0	0	220	0	0	220	0	156	0	156	64	64	51
2014	0	0	0	138	0	0	138	0	0	0	0	138	202	150
2015	0	0	0	110	0	0	110	0	0	0	0	110	312	221
2016	0	0	0	85	0	0	85	0	0	0	0	85	397	271
2017	0	0	0	61	0	0	61	0	0	0	0	61	458	304
2018	0	0	0	43	0	0	43	0	0	0	0	43	501	325
2019	0	0	0	30	0	0	30	0	0	0	0	30	531	338
2020	0	0	0	19	0	0	19	0	0	0	0	19	550	346
2021	0	0	0	11	0	0	11	0	0	0	0	11	562	351
2022	0	0	0	52	0	0	52	37	0	0	37	15	577	356
Sub.	0	0	0	770	0	0	770	37	156	0	193	577	577	356
Rem.	0	0	0	248	0	17	231	0	0	0	0	231	807	417
Tot.	**0**	**0**	**0**	**1,018**	**0**	**17**	**1,001**	**37**	**156**	**0**	**193**	**807**	**807**	**417**
Disc	0	0	0	556	0	3	553	12	123	0	135	417	417	417

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011 Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents Oil Eq. Factor	Company Mboe	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Residue Gas	MMcf	241	0	241	191	6.000	40	89	19.0	5.5	6.6
Gas Heat Content	BBtu	244	0	244	194	0.000	0	0	19.0	5.5	6.6
Condensate	Mbbl	1	0	1	1	1.000	1	2	12.0	3.4	4.0
Butane	Mbbl	1	0	1	1	1.000	1	3	12.0	3.4	4.0
Propane	Mbbl	2	0	2	2	1.000	2	5	12.0	3.4	4.0
Total: NGL	Mbbl	5	0	5	3	1.000	5	11	12.0	3.4	4.0
Total: Oil Eq.	Mboe	45	0	45	35	1.000	45	100	19.0	5.2	6.0

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	10% Disc M$	% of Total
Residue Gas	$/Mcf	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,374	85	660	80
Condensate	$/bbl	0.00	0.00	0.00	0.00	0.00	0.00	0.00	72	4	48	6
Butane	$/bbl	0.00	0.00	0.00	0.00	0.00	0.00	0.00	69	4	45	6
Propane	$/bbl	0.00	0.00	0.00	0.00	0.00	0.00	0.00	107	7	70	8
Total: NGL	$/bbl	0.00	0.00	0.00	0.00	0.00	0.00	0.00	249	15	163	20
Total: Oil Eq.	$/boe	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,622	100	823	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)

	Initial	Average
Crown Royalty	0.0000	10.8776
Non-crown Royalty	0.0000	12.0000
Mineral Tax	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
0.0	1,018	1,001	193	807	17.99
5.0	731	725	159	565	12.59
8.0	617	613	144	468	10.44
10.0	556	553	135	417	9.29
12.0	504	502	128	374	8.33
15.0	440	438	118	321	7.15
20.0	359	358	104	255	5.68

Evaluator: Keith, John E.
Run Date: March 21, 2011 14:17:44

Company:	Dejour Energy (Alberta) Ltd.	Reserve Class:	Proved
Property:	Corporate	Development Class:	Undeveloped
Description:	Properties	Pricing:	GLJ (2011-01)
		Effective Date:	December 31, 2010

Economic Forecast

PRODUCTION FORECAST

		Light/Medium Oil Production				Solution Gas Production				Condensate Production			
Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	0	99	36	28	77.42	-115	-42	-37	4.40	0	0	0	78.04
2012	0	83	30	23	80.49	-8	-3	-3	5.09	0	0	0	79.47
2013	0	41	15	11	82.12	-8	-3	-2	5.74	0	0	0	80.24
2014	0	30	11	8	84.16	11	4	3	6.28	0	0	0	82.32
2015	0	23	8	7	87.39	20	7	6	6.82	0	0	0	85.62
2016	0	17	6	5	89.82	23	8	7	7.18	0	0	0	88.09
2017	2	38	14	13	92.59	33	12	11	7.44	0	0	0	90.92
2018	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2019	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2020	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2021	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2022	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
Sub.			121	95	82.45		-16	-15	-0.54		0	0	59.21
Rem.			0	0	0.00		0	0	0.00		0	0	0.00
Tot.			**121**	**95**	**82.45**		**-16**	**-15**	**-0.54**		**0**	**0**	**59.21**

	Butane Production				Total NGL Production				Total Oil + NGL Production			
Year	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	0	0	0	56.26	0	0	0	71.50	99	36	28	77.44
2012	0	0	0	57.75	0	0	0	72.95	83	30	23	80.49
2013	0	0	0	59.01	0	0	0	73.87	41	15	11	82.12
2014	0	0	0	60.58	0	0	0	75.80	30	11	8	84.15
2015	0	0	0	63.07	0	0	0	78.85	23	8	7	87.38
2016	0	0	0	64.94	0	0	0	81.15	17	6	5	89.80
2017	0	0	0	67.07	0	0	0	83.76	38	14	13	92.57
2018	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2019	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2020	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2021	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2022	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
Sub.		0	0	40.15		0	0	53.49		121	95	82.46
Rem.		0	0	0.00		0	0	0.00		0	0	0.00
Tot.		**0**	**0**	**40.15**		**0**	**0**	**53.49**		**121**	**95**	**82.46**

	Total Oil Equiv. Production			
Year	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	80	29	21	89.63
2012	82	30	23	81.35
2013	40	15	11	83.63
2014	32	12	9	81.52
2015	26	10	8	81.48
2016	21	8	6	81.27
2017	44	16	14	86.51
2018	0	0	0	0.00
2019	0	0	0	0.00
2020	0	0	0	0.00
2021	0	0	0	0.00
2022	0	0	0	0.00
Sub.		119	92	84.39
Rem.		0	0	0.00
Tot.		**119**	**92**	**84.39**

REVENUE AND EXPENSE FORECAST

Year	Revenue Before Burdens: Working Interest Oil M$	Gas M$	NGL+Sul M$	Total M$	Royalty Interest Total M$	Company Interest Total M$	Royalty Burdens Pre-Processing: Crown M$	Other M$	Gas Processing Allowance: Crown M$	Other M$	Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses: Fixed M$	Variable M$	Total M$
2011	2,810	-184	-7	2,619	0	2,619	652	0	0	1	651	1,968	86	121	208
2012	2,450	-16	-1	2,434	0	2,434	586	0	0	0	586	1,848	69	141	210
2013	1,234	-16	0	1,218	0	1,218	294	0	0	0	294	924	109	69	179
2014	931	25	1	957	0	957	223	0	0	0	223	734	111	59	171
2015	733	50	1	784	0	784	168	0	0	0	168	616	114	51	165
2016	554	59	2	615	0	615	113	0	0	0	113	502	116	42	158
2017	1,288	90	2	1,381	0	1,381	132	0	0	0	132	1,249	1,007	88	1,095
2018	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2019	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2020	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2021	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2022	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Sub.	10,001	9	-2	10,008	0	10,008	2,167	0	0	1	2,166	7,842	1,613	573	2,185
Rem.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot.	**10,001**	**9**	**-2**	**10,008**	**0**	**10,008**	**2,167**	**0**	**0**	**1**	**2,166**	**7,842**	**1,613**	**573**	**2,185**
Disc	7,942	-68	-4	7,870	0	7,870	1,768	0	0	1	1,767	6,103	993	441	1,434

Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment: Dev. M$	Plant M$	Tang. M$	Total M$	Before Tax Cash Flow: Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	1,760	0	0	1,760	1,198	1,144	128	2,470	-710	-710	-677
2012	0	0	0	1,638	0	0	1,638	280	38	42	360	1,278	568	430
2013	0	0	0	745	0	0	745	-78	0	0	-78	823	1,391	1,079
2014	0	0	0	563	0	0	563	0	0	0	0	563	1,954	1,483
2015	0	0	0	451	0	0	451	0	0	0	0	451	2,406	1,777
2016	0	0	0	344	0	-66	411	0	0	0	0	411	2,816	2,020
2017	0	0	0	154	0	68	87	0	0	0	0	87	2,903	2,066
2018	0	0	0	0	0	0	0	0	0	0	0	0	2,903	2,066
2019	0	0	0	0	0	0	0	0	0	0	0	0	2,903	2,066
2020	0	0	0	0	0	0	0	0	0	0	0	0	2,903	2,066
2021	0	0	0	0	0	0	0	0	0	0	0	0	2,903	2,066
2022	0	0	0	0	0	0	0	0	0	0	0	0	2,903	2,066
Sub.	0	0	0	5,656	0	1	5,655	1,400	1,182	170	2,752	2,903	2,903	2,066
Rem.	0	0	0	0	0	0	0	0	0	0	0	0	2,903	2,066
Tot.	**0**	**0**	**0**	**5,656**	**0**	**1**	**5,655**	**1,400**	**1,182**	**170**	**2,752**	**2,903**	**2,903**	**2,066**
Disc	0	0	0	4,669	0	-3	4,672	1,324	1,124	158	2,606	2,066	2,066	2,066

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011: Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents: Oil Eq. Factor	Company Mboe	% of Total	Reserve Life Indic. (yr): Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	121	0	121	95	1.000	121	102	7.0	3.3	1.8
Solution Gas	MMcf	-16	0	-16	-15	6.000	-3	-2	7.0	0.0	0.0
Gas Heat Content	BBtu	-19	0	-19	-17	0.000	0	0	7.0	0.0	0.0
Oil+NGL	Mbbl	121	0	121	95	1.000	121	102	7.0	3.3	1.8
Total: Oil Eq.	Mboe	119	0	119	92	1.000	119	100	7.0	4.1	2.0

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values: Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties: Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	86.22	-8.80	77.42	18.58	3.11	0.00	55.73	7,837	100	6,167	101
Solution Gas	$/Mcf	3.93	0.48	4.40	0.50	-2.27	0.00	6.17	5	0	-61	-1
Residue Gas	$/Mcf	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1	0	1	0
Total: Gas	$/Mcf	3.93	0.48	4.40	0.52	-2.27	0.00	6.15	6	0	-60	-1
Condensate	$/bbl	88.04	-10.00	78.04	15.78	0.00	0.00	62.25	-1	0	-2	0
Butane	$/bbl	67.26	-11.00	56.26	11.25	0.00	0.00	45.00	0	0	-1	0
Total: NGL	$/bbl	81.80	-10.30	71.50	14.42	0.00	0.00	57.08	-2	0	-3	0
Total: Oil+NGL	$/bbl	86.24	-8.80	77.44	18.59	3.12	0.00	55.73	7,836	100	6,164	101
Total: Oil Eq.	$/boe	101.21	-11.58	89.63	22.29	7.12	0.00	60.22	7,842	100	6,103	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)

	Initial	Average
Crown Royalty	24.8951	21.6534
Non-crown Royalty	0.0000	0.0000
Mineral Tax	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
0.0	5,656	5,655	2,752	2,903	24.48
5.0	5,112	5,114	2,676	2,438	20.55
8.0	4,836	4,839	2,633	2,205	18.60
10.0	4,669	4,672	2,606	2,066	17.42
12.0	4,515	4,518	2,579	1,939	16.35
15.0	4,303	4,306	2,540	1,766	14.89
20.0	3,995	3,998	2,479	1,519	12.81

Evaluator: Keith, John E.
Run Date: March 21, 2011 14:17:44

Company:	**Dejour Energy (Alberta) Ltd.**	Reserve Class:	**Proved**
Property:	**Corporate**	Development Class:	**Total Nonproducing**
Description:	**Properties**	Pricing:	**GLJ (2011-01)**
		Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

	Company Wells		Light/Medium Oil Production				Solution Gas Production				Residue Gas Production			
Year	Oil	Gas	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf
2011	0	0	99	36	28	77.42	-115	-42	-37	4.40	0	0	0	0.00
2012	0	0	83	30	23	80.49	-8	-3	-3	5.09	0	0	0	0.00
2013	0	0	41	15	11	82.12	-8	-3	-2	5.74	120	44	36	5.32
2014	0	0	30	11	8	84.16	11	4	3	6.28	85	31	21	5.79
2015	0	0	23	8	7	87.39	20	7	6	6.82	61	22	17	6.27
2016	0	0	17	6	5	89.82	23	8	7	7.18	44	16	13	6.59
2017	2	0	38	14	13	92.59	33	12	11	7.44	32	12	9	6.83
2018	0	0	0	0	0	0.00	0	0	0	0.00	24	9	7	6.98
2019	0	0	0	0	0	0.00	0	0	0	0.00	18	6	5	7.14
2020	0	0	0	0	0	0.00	0	0	0	0.00	13	5	4	7.30
2021	0	0	0	0	0	0.00	0	0	0	0.00	10	4	3	7.45
2022	0	1	0	0	0	0.00	0	0	0	0.00	40	14	12	6.98
Sub.				121	95	82.45		-16	-15	-0.54		162	128	6.19
Rem.				0	0	0.00		0	0	0.00		78	63	7.30
Tot.				**121**	**95**	**82.45**		**-16**	**-15**	**-0.54**		**241**	**191**	**6.55**

	Total Gas Production				Condensate Production				Butane Production			
Year	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	-115	-42	-37	4.40	0	0	0	78.04	0	0	0	56.26
2012	-8	-3	-3	5.09	0	0	0	79.47	0	0	0	57.75
2013	112	41	34	5.29	1	0	0	92.91	1	0	0	70.06
2014	96	35	25	5.85	1	0	0	94.48	1	0	0	71.46
2015	81	29	23	6.41	0	0	0	97.27	1	0	0	73.78
2016	67	24	20	6.79	0	0	0	99.33	0	0	0	75.49
2017	65	24	20	7.14	0	0	0	101.11	0	0	0	77.21
2018	24	9	7	6.98	0	0	0	106.00	0	0	0	80.02
2019	18	6	5	7.14	0	0	0	108.82	0	0	0	82.15
2020	13	5	4	7.30	0	0	0	111.01	0	0	0	83.80
2021	10	4	3	7.45	0	0	0	113.23	0	0	0	85.48
2022	40	14	12	6.98	0	0	0	115.50	0	0	0	87.19
Sub.		146	113	6.92		1	1	99.41		1	1	74.64
Rem.		78	63	7.30		0	0	0.00		0	0	0.00
Tot.		**225**	**177**	**7.05**		**1**	**1**	**99.41**		**1**	**1**	**74.64**

	Propane Production				Total NGL Production				Total Oil + NGL Production			
Year	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	0	0	0	0.00	0	0	0	71.50	99	36	28	77.44
2012	0	0	0	0.00	0	0	0	72.95	83	30	23	80.49
2013	2	1	1	57.28	4	1	1	68.92	45	16	13	81.01
2014	1	0	0	58.56	3	1	1	70.54	33	12	9	83.04
2015	1	0	0	60.60	2	1	0	73.09	25	9	7	86.27
2016	1	0	0	62.13	1	1	0	75.02	18	7	5	88.66
2017	1	0	0	63.88	1	0	0	77.37	39	14	13	92.17
2018	0	0	0	65.47	1	0	0	78.80	1	0	0	78.80
2019	0	0	0	67.21	1	0	0	80.90	1	0	0	80.90
2020	0	0	0	68.57	0	0	0	82.53	0	0	0	82.53
2021	0	0	0	69.94	0	0	0	84.18	0	0	0	84.18
2022	0	0	0	71.34	0	0	0	85.87	0	0	0	85.87
Sub.		2	2	60.82		5	3	73.36		126	98	82.11
Rem.		0	0	0.00		0	0	0.00		0	0	0.00
Tot.		**2**	**2**	**60.82**		**5**	**3**	**73.36**		**126**	**98**	**82.11**

Year	Total Oil Equiv. Production Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	80	29	21	89.63
2012	82	30	23	81.35
2013	64	23	18	66.52
2014	49	18	13	67.43
2015	38	14	11	69.51
2016	29	11	9	70.59
2017	50	18	16	81.47
2018	5	2	1	47.77
2019	3	1	1	48.90
2020	3	1	1	49.98
2021	2	1	1	50.98
2022	7	2	2	43.02
Sub.		150	117	75.53
Rem.		13	11	43.80
Tot.		**163**	**127**	**72.99**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty	Net Revenue	Operating Expenses		
	Working Interest				Royalty Interest	Company Interest					After	After			
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	Process. M$	Royalty M$	Fixed M$	Variable M$	Total M$
2011	2,810	-184	-7	2,619	0	2,619	652	0	0	1	651	1,968	86	121	208
2012	2,450	-16	-1	2,434	0	2,434	586	0	0	0	586	1,848	69	141	210
2013	1,234	217	95	1,546	0	1,546	310	39	4	8	337	1,209	124	120	244
2014	931	204	70	1,205	0	1,205	276	30	16	8	282	924	127	96	222
2015	733	189	52	974	0	974	200	23	11	7	206	768	129	77	207
2016	554	165	39	759	0	759	132	17	7	6	136	622	132	61	193
2017	1,288	170	31	1,489	0	1,489	145	13	6	5	148	1,341	1,023	103	1,126
2018	0	60	21	81	0	81	10	10	5	4	11	70	17	11	27
2019	0	46	16	62	0	62	8	7	4	4	7	55	17	8	25
2020	0	35	13	48	0	48	6	6	4	3	5	43	17	6	24
2021	0	27	10	37	0	37	5	4	3	3	3	34	18	5	22
2022	0	101	6	106	0	106	7	13	3	4	12	94	22	20	42
Sub.	10,001	1,014	345	11,360	0	11,360	2,337	162	63	54	2,383	8,976	1,781	769	2,550
Rem.	0	573	0	573	0	573	39	69	9	14	85	488	126	114	240
Tot.	**10,001**	**1,586**	**345**	**11,932**	**0**	**11,932**	**2,376**	**231**	**71**	**68**	**2,468**	**9,464**	**1,907**	**883**	**2,790**
Disc	7,942	692	220	8,854	0	8,854	1,884	118	39	35	1,927	6,926	1,110	591	1,701

								Net Capital Investment				Before Tax Cash Flow		
Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	**Net Prod'n Revenue M$**	Other Income M$	**Aband. Costs M$**	**Oper. Income M$**	Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	1,760	0	0	1,760	1,198	1,144	128	2,470	-710	-710	-677
2012	0	0	0	1,638	0	0	1,638	280	38	42	360	1,278	568	430
2013	0	0	0	965	0	0	965	-78	156	0	78	887	1,455	1,130
2014	0	0	0	701	0	0	701	0	0	0	0	701	2,156	1,632
2015	0	0	0	561	0	0	561	0	0	0	0	561	2,718	1,998
2016	0	0	0	429	0	-66	495	0	0	0	0	495	3,213	2,291
2017	0	0	0	215	0	68	148	0	0	0	0	148	3,361	2,371
2018	0	0	0	43	0	0	43	0	0	0	0	43	3,404	2,392
2019	0	0	0	30	0	0	30	0	0	0	0	30	3,434	2,405
2020	0	0	0	19	0	0	19	0	0	0	0	19	3,453	2,413
2021	0	0	0	11	0	0	11	0	0	0	0	11	3,465	2,417
2022	0	0	0	52	0	0	52	37	0	0	37	15	3,480	2,422
Sub.	0	0	0	6,426	0	1	6,425	1,438	1,338	170	2,945	3,480	3,480	2,422
Rem.	0	0	0	248	0	17	231	0	0	0	0	231	3,710	2,484
Tot.	**0**	**0**	**0**	**6,674**	**0**	**18**	**6,656**	**1,438**	**1,338**	**170**	**2,945**	**3,710**	**3,710**	**2,484**
Disc	0	0	0	5,225	0	0	5,225	1,336	1,247	158	2,741	2,484	2,484	2,484

SUMMARY OF RESERVES

		Remaining Reserves at Jan 01, 2011				Oil Equivalents			Reserve Life Indic. (yr)		
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	121	0	121	95	1.000	121	74	7.0	3.3	1.8
Solution Gas	MMcf	-16	0	-16	-15	6.000	-3	-2	7.0	0.0	0.0
Residue Gas	MMcf	241	0	241	191	6.000	40	25	19.0	5.5	6.6
Total: Gas	MMcf	225	0	225	177	6.000	37	23	19.0	5.4	7.5
Gas Heat Content	BBtu	225	0	225	177	0.000	0	0	19.0	5.4	7.5
Condensate	Mbbl	1	0	1	1	1.000	1	1	12.0	16.0	4.3
Butane	Mbbl	1	0	1	1	1.000	1	1	12.0	43.4	4.1
Propane	Mbbl	2	0	2	2	1.000	2	1	12.0	3.4	4.0
Total: NGL	Mbbl	5	0	5	3	1.000	5	3	12.0	48.8	4.1
Total: Oil+NGL	Mbbl	126	0	126	98	1.000	126	77	12.0	3.5	1.9
Total: Oil Eq.	Mboe	163	0	163	127	1.000	163	100	19.0	5.6	3.0

PRODUCT REVENUE AND EXPENSES

		Average First Year Unit Values							Net Revenue After Royalties			
Product	Units	Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	86.22	-8.80	77.42	18.58	3.11	0.00	55.73	7,837	83	6,167	89
Solution Gas	$/Mcf	3.93	0.48	4.40	0.50	-2.27	0.00	6.17	5	0	-61	-1
Residue Gas	$/Mcf	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,375	15	661	10
Total: Gas	$/Mcf	3.93	0.48	4.40	0.52	-2.27	0.00	6.15	1,380	15	600	9
Condensate	$/bbl	88.04	-10.00	78.04	15.78	0.00	0.00	62.25	71	1	45	1
Butane	$/bbl	67.26	-11.00	56.26	11.25	0.00	0.00	45.00	69	1	45	1
Propane	$/bbl	0.00	0.00	0.00	0.00	0.00	0.00	0.00	107	1	70	1
Total: NGL	$/bbl	81.80	-10.30	71.50	14.42	0.00	0.00	57.08	247	3	160	2
Total: Oil+NGL	$/bbl	86.24	-8.80	77.44	18.59	3.12	0.00	55.73	8,084	85	6,326	91
Total: Oil Eq.	$/boe	101.21	-11.58	89.63	22.29	7.12	0.00	60.22	9,464	100	6,926	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)

	Initial	Average
Crown Royalty	24.8951	19.9155
Non-crown Royalty	0.0000	1.9354
Mineral Tax	0.0000	0.0000

	Net Present Value Before Income Tax				
Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
0.0	6,674	6,656	2,945	3,710	22.70
5.0	5,844	5,838	2,836	3,003	18.37
8.0	5,453	5,451	2,777	2,674	16.35
10.0	5,225	5,225	2,741	2,484	15.19
12.0	5,018	5,019	2,707	2,313	14.15
15.0	4,742	4,744	2,658	2,087	12.76
20.0	4,354	4,357	2,583	1,774	10.85

Evaluator: Keith, John E.
Run Date: March 21, 2011 14:17:44

Company:	Dejour Energy (Alberta) Ltd.	Reserve Class:	Proved
Property:	Corporate	Development Class:	Total
Description:	Properties	Pricing:	GLJ (2011-01)
		Effective Date:	December 31, 2010

Economic Forecast

PRODUCTION FORECAST

	Company Wells		Light/Medium Oil Production				Solution Gas Production				Residue Gas Production			
Year	Oil	Gas	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf
2011	2	4	155	56	45	77.42	85	31	27	4.40	1,315	480	431	4.22
2012	2	4	132	48	39	80.49	115	42	37	5.09	642	234	203	4.88
2013	2	0	89	33	27	82.12	78	28	25	5.74	120	44	36	5.32
2014	2	0	72	26	22	84.16	63	23	20	6.28	85	31	21	5.79
2015	2	0	58	21	18	87.39	51	19	16	6.82	61	22	17	6.27
2016	2	0	47	17	15	89.82	41	15	13	7.18	44	16	13	6.59
2017	2	0	38	14	13	92.59	33	12	11	7.44	32	12	9	6.83
2018	0	0	0	0	0	0.00	0	0	0	0.00	24	9	7	6.98
2019	0	0	0	0	0	0.00	0	0	0	0.00	18	6	5	7.14
2020	0	0	0	0	0	0.00	0	0	0	0.00	13	5	4	7.30
2021	0	0	0	0	0	0.00	0	0	0	0.00	10	4	3	7.45
2022	0	1	0	0	0	0.00	0	0	0	0.00	40	14	12	6.98
Sub.				216	179	82.59		170	149	5.77		876	762	4.76
Rem.				0	0	0.00		0	0	0.00		78	63	7.30
Tot.				**216**	**179**	**82.59**		**170**	**149**	**5.77**		**955**	**826**	**4.97**

	Total Gas Production				Condensate Production				Butane Production			
Year	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	1,400	511	459	4.23	2	1	1	79.08	1	0	0	56.25
2012	757	276	240	4.91	1	0	0	80.99	0	0	0	57.75
2013	198	72	61	5.49	1	0	0	91.18	1	0	0	69.45
2014	148	54	42	6.00	1	0	0	93.08	1	0	0	70.95
2015	111	41	33	6.52	1	0	0	96.18	1	0	0	73.36
2016	85	31	26	6.87	0	0	0	98.47	0	0	0	75.15
2017	65	24	20	7.14	0	0	0	101.11	0	0	0	77.21
2018	24	9	7	6.98	0	0	0	106.00	0	0	0	80.02
2019	18	6	5	7.14	0	0	0	108.82	0	0	0	82.15
2020	13	5	4	7.30	0	0	0	111.01	0	0	0	83.80
2021	10	4	3	7.45	0	0	0	113.23	0	0	0	85.48
2022	40	14	12	6.98	0	0	0	115.50	0	0	0	87.19
Sub.		1,046	912	4.92		2	2	88.72		2	1	70.46
Rem.		78	63	7.30		0	0	0.00		0	0	0.00
Tot.		**1,125**	**975**	**5.09**		**2**	**2**	**88.72**		**2**	**1**	**70.46**

	Propane Production				Total NGL Production				Total Oil + NGL Production			
Year	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	0	0	0	0.00	3	1	1	73.79	157	57	46	77.36
2012	0	0	0	0.00	1	0	0	76.47	134	49	39	80.45
2013	2	1	1	57.28	4	1	1	69.17	93	34	28	81.57
2014	1	0	0	58.56	3	1	1	70.77	75	27	23	83.66
2015	1	0	0	60.60	2	1	0	73.29	60	22	19	86.92
2016	1	0	0	62.13	1	1	0	75.19	49	18	16	89.38
2017	1	0	0	63.88	1	0	0	77.37	39	14	13	92.17
2018	0	0	0	65.47	1	0	0	78.80	1	0	0	78.80
2019	0	0	0	67.21	1	0	0	80.90	1	0	0	80.90
2020	0	0	0	68.57	0	0	0	82.53	0	0	0	82.53
2021	0	0	0	69.94	0	0	0	84.18	0	0	0	84.18
2022	0	0	0	71.34	0	0	0	85.87	0	0	0	85.87
Sub.		2	2	60.82		6	4	73.69		223	184	82.33
Rem.		0	0	0.00		0	0	0.00		0	0	0.00
Tot.		**2**	**2**	**60.82**		**6**	**4**	**73.69**		**223**	**184**	**82.33**

	Total Oil Equiv. Production			
Year	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	391	143	122	46.32
2012	260	95	79	55.69
2013	126	46	38	68.88
2014	100	36	30	71.90
2015	79	29	24	75.69
2016	63	23	20	78.54
2017	50	18	16	81.47
2018	5	2	1	47.77
2019	3	1	1	48.90
2020	3	1	1	49.98
2021	2	1	1	50.98
2022	7	2	2	43.02
Sub.		397	336	59.15
Rem.		13	11	43.80
Tot.		**410**	**346**	**58.66**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest				Royalty Interest	Company Interest									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2011	4,374	2,161	71	6,605	0	6,605	1,029	88	0	7	1,111	5,495	1,464	789	2,253
2012	3,886	1,356	37	5,279	0	5,279	863	82	0	5	941	4,338	1,439	510	1,949
2013	2,680	396	100	3,176	0	3,176	503	39	4	8	530	2,647	945	241	1,186
2014	2,220	323	73	2,616	0	2,616	423	30	16	8	429	2,188	964	194	1,158
2015	1,863	265	54	2,183	0	2,183	308	23	11	7	313	1,869	983	156	1,139
2016	1,551	213	41	1,805	0	1,805	212	17	7	6	217	1,589	1,003	127	1,130
2017	1,288	170	31	1,489	0	1,489	145	13	6	5	148	1,341	1,023	103	1,126
2018	0	60	21	81	0	81	10	10	5	4	11	70	17	11	27
2019	0	46	16	62	0	62	8	7	4	4	7	55	17	8	25
2020	0	35	13	48	0	48	6	6	4	3	5	43	17	6	24
2021	0	27	10	37	0	37	5	4	3	3	3	34	18	5	22
2022	0	101	6	106	0	106	7	13	3	4	12	94	22	20	42
Sub.	17,863	5,154	472	23,488	0	23,488	3,519	333	63	64	3,725	19,763	7,911	2,171	10,081
Rem.	0	573	0	573	0	573	39	69	9	14	85	488	126	114	240
Tot.	**17,863**	**5,726**	**472**	**24,061**	**0**	**24,061**	**3,558**	**402**	**71**	**78**	**3,810**	**20,250**	**8,036**	**2,284**	**10,321**
Disc	14,066	4,423	334	18,823	0	18,823	2,858	274	39	44	3,048	15,775	5,929	1,805	7,733

								Net Capital Investment				Before Tax Cash Flow		
Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	3,241	0	0	3,241	1,198	1,238	128	2,564	678	678	646
2012	0	0	0	2,389	0	151	2,239	356	38	42	437	1,802	2,480	2,208
2013	0	0	0	1,460	0	0	1,460	0	156	0	156	1,304	3,784	3,236
2014	0	0	0	1,030	0	0	1,030	0	0	0	0	1,030	4,814	3,974
2015	0	0	0	730	0	0	730	0	0	0	0	730	5,544	4,449
2016	0	0	0	459	0	0	459	0	0	0	0	459	6,003	4,721
2017	0	0	0	215	0	68	148	0	0	0	0	148	6,151	4,801
2018	0	0	0	43	0	0	43	0	0	0	0	43	6,194	4,822
2019	0	0	0	30	0	0	30	0	0	0	0	30	6,224	4,835
2020	0	0	0	19	0	0	19	0	0	0	0	19	6,243	4,843
2021	0	0	0	11	0	0	11	0	0	0	0	11	6,255	4,847
2022	0	0	0	52	0	0	52	37	0	0	37	15	6,270	4,852
Sub.	0	0	0	9,682	0	218	9,463	1,592	1,432	170	3,194	6,270	6,270	4,852
Rem.	0	0	0	248	0	17	231	0	0	0	0	231	6,500	4,914
Tot.	**0**	**0**	**0**	**9,929**	**0**	**235**	**9,694**	**1,592**	**1,432**	**170**	**3,194**	**6,500**	**6,500**	**4,914**
Disc	0	0	0	8,042	0	170	7,872	1,464	1,336	158	2,958	4,914	4,914	4,914

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011 Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents Oil Eq. Factor	Company Mboe	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	216	0	216	179	1.000	216	53	7.0	3.8	2.1
Solution Gas	MMcf	170	0	170	149	6.000	28	7	7.0	5.5	2.4
Residue Gas	MMcf	955	0	955	826	6.000	159	39	19.0	2.0	1.0
Total: Gas	MMcf	1,125	0	1,125	975	6.000	187	46	19.0	2.2	1.2
Gas Heat Content	BBtu	1,248	0	1,248	1,083	0.000	0	0	19.0	2.2	1.2
Condensate	Mbbl	2	0	2	2	1.000	2	1	12.0	3.2	2.2
Butane	Mbbl	2	0	2	1	1.000	2	0	12.0	7.4	3.4
Propane	Mbbl	2	0	2	2	1.000	2	1	12.0	3.4	4.0
Total: NGL	Mbbl	6	0	6	4	1.000	6	2	12.0	6.7	3.3
Total: Oil+NGL	Mbbl	223	0	223	184	1.000	223	54	12.0	3.9	2.2
Total: Oil Eq.	Mboe	410	0	410	346	1.000	410	100	19.0	2.9	1.7

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	86.22	-8.80	77.42	15.63	9.62	0.00	52.18	14,846	73	11,609	74
Solution Gas	$/Mcf	3.93	0.48	4.40	0.50	3.48	0.00	0.42	862	4	652	4
Residue Gas	$/Mcf	3.93	0.29	4.22	0.41	3.34	0.00	0.47	4,196	21	3,265	21
Total: Gas	$/Mcf	3.93	0.30	4.23	0.42	3.35	0.00	0.47	5,058	25	3,917	25
Condensate	$/bbl	88.04	-8.96	79.08	17.17	0.00	0.00	61.91	151	1	118	1
Butane	$/bbl	67.25	-11.00	56.25	9.98	0.00	0.00	46.28	87	0	61	0
Propane	$/bbl	0.00	0.00	0.00	0.00	0.00	0.00	0.00	107	1	70	0
Total: NGL	$/bbl	83.23	-9.43	73.79	15.50	0.00	0.00	58.29	346	2	250	2
Total: Oil+NGL	$/bbl	86.17	-8.81	77.36	15.62	9.46	0.00	52.28	15,192	75	11,858	75
Total: Oil Eq.	$/boe	48.78	-2.46	46.32	7.79	15.80	0.00	22.73	20,250	100	15,775	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)	Initial	Average
Crown Royalty	15.5758	14.7879
Non-crown Royalty	1.3374	1.6691
Mineral Tax	0.0000	0.0000

Disc. Rate %	Net Present Value Before Income Tax Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
0.0	9,929	9,694	3,194	6,500	15.85
5.0	8,862	8,665	3,067	5,598	13.65
8.0	8,346	8,167	3,000	5,167	12.60
10.0	8,042	7,872	2,958	4,914	11.98
12.0	7,763	7,602	2,919	4,683	11.42
15.0	7,387	7,237	2,862	4,374	10.66
20.0	6,850	6,714	2,776	3,938	9.60

Evaluator: Keith, John E.
Run Date: March 21, 2011 14:17:44

PROBABLE AND PROVED PLUS PROBABLE RESERVES FORECASTS

TABLE OF CONTENTS

Company:	**Dejour Energy (Alberta) Ltd.**	Reserve Class:	**Various**
Property:	**Corporate**	Development Class:	**Classifications**
Description:	**Properties**	Pricing:	**GLJ (2011-01)**
		Effective Date:	**December 31, 2010**

Summary of Reserves and Values

	Total Probable	Total Proved Plus Probable
MARKETABLE RESERVES		
Light/Medium Oil (Mbbl)		
Total Company Interest	184	400
Working Interest	184	400
Net After Royalty	147	326
Gas (MMcf)		
Total Company Interest	902	2,027
Working Interest	902	2,027
Net After Royalty	752	1,727
Natural Gas Liquids (Mbbl)		
Total Company Interest	8	15
Working Interest	8	15
Net After Royalty	5	10
Oil Equivalent (Mbbl)		
Total Company Interest	342	752
Working Interest	342	752
Net After Royalty	277	623
BEFORE TAX PRESENT VALUE (M$)		
0%	10,427	16,928
5%	8,911	14,509
8%	8,197	13,364
10%	7,781	12,695
12%	7,406	12,089
15%	6,905	11,279
20%	6,206	10,144
FIRST 6 YEARS BEFORE TAX CASH FLOW (M$)		
2011	1,752	2,430
2012	1,994	3,796
2013	1,771	3,076
2014	1,712	2,742
2015	1,019	1,749
2016	689	1,148

BOE Factors:	HVY OIL 1.0	RES GAS 6.0	PROPANE 1.0	ETHANE 1.0
	COND 1.0	SLN GAS 6.0	BUTANE 1.0	SULPHUR 0.0

Company:	**Dejour Energy (Alberta) Ltd.**	Reserve Class:	**Various**
Property:	**Corporate**	Development Class:	**Classifications**
		Pricing:	**GLJ (2011-01)**
		Effective Date:	**December 31, 2010**

Company Production, Reserves and Present Value Summary

	2011 Company Interest Prod'n				**Company Interest Reserves**					**Net After Royalty Reserves**					**Reserve Life Index**	**Before Income Tax Discounted Present Value (M$)**			
Entity Description	Gas Mcf/d	Oil bbl/d	NGL bbl/d	Oil Eq. boe/d	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	yrs	0%	8%	10%	12%
Total Probable																			
Drake/Woodrush	229	76	0	115	651	184	1	0	293	562	147	1	0	241	7.0	9,463	7,629	7,272	6,945
Saddle Hills	0	0	0	0	251	0	7	0	49	190	0	4	0	36	4.6	965	568	510	461
Total: Total Probable	**229**	**76**	**0**	**115**	**902**	**184**	**8**	**0**	**342**	**752**	**147**	**5**	**0**	**277**	**8.2**	**10,427**	**8,197**	**7,781**	**7,406**
Total Proved Plus Probable																			
Drake/Woodrush	1,629	231	3	506	1,535	400	3	0	659	1,346	326	2	0	552	3.6	15,156	12,328	11,768	11,254
Saddle Hills	0	0	0	0	492	0	12	0	94	381	0	7	0	71	4.9	1,772	1,036	927	835
Total: Total Proved Plus Probable	**1,629**	**231**	**3**	**506**	**2,027**	**400**	**15**	**0**	**752**	**1,727**	**326**	**10**	**0**	**623**	**4.1**	**16,928**	**13,364**	**12,695**	**12,089**

BOE Factors:								
	HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
	COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

Company:	Dejour Energy (Alberta) Ltd.	Reserve Class:	Probable
Property:	Corporate	Development Class:	Total
Description:	Properties	Pricing:	GLJ (2011-01)
		Effective Date:	December 31, 2010

Economic Forecast

PRODUCTION FORECAST

	Company Wells		Light/Medium Oil Production				Solution Gas Production				Residue Gas Production			
Year	Oil	Gas	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf
2011	0	0	76	28	21	77.42	42	15	14	4.40	187	68	63	4.22
2012	0	1	69	25	19	80.49	60	22	19	5.09	416	152	131	4.88
2013	1	5	113	41	32	82.12	28	10	9	5.74	843	308	262	5.50
2014	1	2	72	26	21	84.16	14	5	5	6.28	347	127	97	6.01
2015	1	0	42	15	12	87.39	6	2	2	6.82	135	49	37	6.50
2016	0	0	25	9	7	89.82	0	0	0	7.18	61	22	17	6.59
2017	0	0	21	7	6	92.59	-3	-1	-1	7.44	47	17	14	6.83
2018	2	0	48	17	15	95.12	22	8	7	7.61	37	14	11	6.98
2019	2	0	39	14	13	97.88	16	6	5	7.79	30	11	9	7.14
2020	0	0	0	0	0	0.00	0	0	0	0.00	24	9	7	7.30
2021	0	0	0	0	0	0.00	0	0	0	0.00	20	7	6	7.45
2022	0	0	0	0	0	0.00	0	0	0	0.00	-15	-6	-5	6.01
Sub.				184	147	85.16		67	59	5.68		778	650	5.56
Rem.				0	0	0.00		0	0	0.00		56	43	8.31
Tot.				**184**	**147**	**85.16**		**67**	**59**	**5.68**		**835**	**693**	**5.74**

	Total Gas Production				Condensate Production				Butane Production			
Year	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	229	84	76	4.25	0	0	0	78.46	0	0	0	56.26
2012	476	174	151	4.91	1	0	0	80.86	0	0	0	57.75
2013	871	318	271	5.51	2	1	1	87.56	1	1	0	68.39
2014	362	132	102	6.02	1	0	0	91.59	1	0	0	70.86
2015	140	51	39	6.51	1	0	0	96.31	1	0	0	73.41
2016	61	22	17	6.59	0	0	0	100.59	1	0	0	75.94
2017	44	16	13	6.78	0	0	0	103.60	0	0	0	78.13
2018	59	22	18	7.22	0	0	0	104.57	0	0	0	79.51
2019	46	17	14	7.37	0	0	0	107.51	0	0	0	81.68
2020	24	9	7	7.30	0	0	0	111.01	0	0	0	83.81
2021	20	7	6	7.45	0	0	0	113.23	0	0	0	85.48
2022	-15	-6	-5	6.01	0	0	0	115.50	0	0	0	87.19
Sub.		846	709	5.57		2	2	92.95		2	1	73.24
Rem.		56	43	8.31		0	0	119.09		0	0	89.90
Tot.		**902**	**752**	**5.74**		**3**	**2**	**93.98**		**2**	**1**	**74.15**

	Propane Production				Total NGL Production				Total Oil + NGL Production			
Year	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	0	0	0	0.00	0	0	0	72.38	77	28	21	77.39
2012	0	0	0	0.00	1	0	0	76.14	69	25	19	80.43
2013	2	1	1	57.28	6	2	2	70.83	119	43	34	81.57
2014	2	1	0	58.56	4	1	1	71.62	75	27	22	83.54
2015	1	0	0	60.60	3	1	1	73.26	44	16	13	86.55
2016	1	0	0	62.13	2	1	0	74.79	27	10	7	88.76
2017	1	0	0	63.88	1	1	0	76.85	22	8	6	91.53
2018	1	0	0	65.47	1	0	0	79.11	49	18	16	94.72
2019	0	0	0	67.21	1	0	0	81.20	40	14	13	97.47
2020	0	0	0	68.57	1	0	0	82.53	1	0	0	82.53
2021	0	0	0	69.94	1	0	0	84.18	1	0	0	84.18
2022	0	0	0	71.34	1	0	0	85.87	1	0	0	85.87
Sub.		3	2	61.50		8	5	74.51		191	152	84.73
Rem.		0	0	73.56		0	0	88.54		0	0	88.54
Tot.		**3**	**2**	**62.24**		**8**	**5**	**75.25**		**192**	**152**	**84.74**

Year	Total Oil Equiv. Production: Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	115	42	34	60.16
2012	149	54	44	53.25
2013	264	96	79	54.91
2014	136	49	39	62.47
2015	68	25	19	70.12
2016	37	14	10	75.34
2017	29	11	8	78.81
2018	59	21	19	86.06
2019	47	17	15	88.83
2020	5	2	1	49.98
2021	4	1	1	50.98
2022	-2	-1	-1	21.59
Sub.		332	270	62.96
Rem.		10	7	51.54
Tot.		**342**	**277**	**62.63**

REVENUE AND EXPENSE FORECAST

Year	Revenue Before Burdens: Working Interest Oil M$	Working Interest Gas M$	Working Interest NGL+Sul M$	Working Interest Total M$	Royalty Interest Total M$	Company Interest Total M$	Royalty Burdens Pre-Processing Crown M$	Royalty Burdens Pre-Processing Other M$	Gas Processing Allowance Crown M$	Gas Processing Allowance Other M$	Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses Fixed M$	Operating Expenses Variable M$	Operating Expenses Total M$
2011	2,155	356	13	2,524	0	2,524	545	5	0	-1	551	1,972	0	220	220
2012	2,016	852	23	2,891	0	2,891	566	36	0	0	603	2,288	95	297	392
2013	3,396	1,751	150	5,297	0	5,297	891	141	4	11	1,017	4,279	781	531	1,313
2014	2,198	795	98	3,091	0	3,091	576	77	19	8	626	2,464	421	270	691
2015	1,326	334	70	1,730	0	1,730	332	30	13	6	343	1,387	198	138	336
2016	823	146	52	1,021	0	1,021	232	24	8	5	242	779	16	74	90
2017	693	109	42	844	0	844	176	19	5	4	186	658	16	59	75
2018	1,653	156	35	1,845	0	1,845	216	15	4	4	224	1,621	1,043	120	1,164
2019	1,382	124	29	1,534	0	1,534	150	13	4	3	156	1,379	1,064	99	1,163
2020	0	65	23	88	0	88	11	11	3	3	16	72	17	12	29
2021	0	54	19	74	0	74	9	9	3	2	13	60	18	10	27
2022	0	-34	18	-16	0	-16	5	-2	2	1	0	-16	14	-8	6
Sub.	15,641	4,707	573	20,922	0	20,922	3,709	378	64	46	3,977	16,945	3,684	1,822	5,506
Rem.	0	467	38	505	0	505	59	61	12	18	89	415	123	91	214
Tot.	**15,641**	**5,174**	**611**	**21,427**	**0**	**21,427**	**3,768**	**439**	**76**	**64**	**4,066**	**17,360**	**3,807**	**1,913**	**5,720**
Disc	11,199	3,624	383	15,207	0	15,207	2,767	276	41	32	2,970	12,237	2,171	1,366	3,538

Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	**Net Prod'n Revenue** M$	Other Income M$	**Aband. Costs** M$	**Oper. Income** M$	Net Capital Investment: Dev. M$	Plant M$	Tang. M$	Total M$	Before Tax Cash Flow: Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	1,752	0	0	1,752	0	0	0	0	1,752	1,752	1,671
2012	0	0	0	1,896	0	-151	2,047	53	0	0	53	1,994	3,746	3,399
2013	0	0	0	2,967	0	122	2,844	632	371	70	1,073	1,771	5,518	4,795
2014	0	0	0	1,773	0	61	1,712	0	0	0	0	1,712	7,230	6,021
2015	0	0	0	1,051	0	32	1,019	0	0	0	0	1,019	8,249	6,685
2016	0	0	0	689	0	0	689	0	0	0	0	689	8,938	7,093
2017	0	0	0	583	0	-68	650	0	0	0	0	650	9,588	7,443
2018	0	0	0	457	0	0	457	0	0	0	0	457	10,045	7,666
2019	0	0	0	216	0	70	145	0	0	0	0	145	10,191	7,731
2020	0	0	0	43	0	0	43	0	0	0	0	43	10,234	7,749
2021	0	0	0	33	0	0	33	0	0	0	0	33	10,267	7,761
2022	0	0	0	-22	0	0	-22	-37	0	0	-37	15	10,282	7,766
Sub.	0	0	0	11,439	0	68	11,371	648	371	70	1,088	10,282	10,282	7,766
Rem.	0	0	0	202	0	17	185	40	0	0	40	145	10,427	7,781
Tot.	**0**	**0**	**0**	**11,640**	**0**	**85**	**11,555**	**687**	**371**	**70**	**1,128**	**10,427**	**10,427**	**7,781**
Disc	0	0	0	8,699	0	29	8,670	541	292	55	889	7,781	7,781	7,781

SUMMARY OF RESERVES

		Remaining Reserves at Jan 01, 2011				Oil Equivalents			Reserve Life Indic. (yr)		
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	184	0	184	147	1.000	184	54	9.0	6.6	2.9
Solution Gas	MMcf	67	0	67	59	6.000	11	3	9.0	4.4	1.8
Residue Gas	MMcf	835	0	835	693	6.000	139	41	23.0	12.2	2.6
Total: Gas	MMcf	902	0	902	752	6.000	150	44	23.0	10.8	2.6
Gas Heat Content	BBtu	1,001	0	1,001	836	0.000	0	0	23.0	10.8	2.6
Condensate	Mbbl	3	0	3	2	1.000	3	1	15.0	20.1	3.4
Butane	Mbbl	2	0	2	1	1.000	2	1	15.0	43.8	4.3
Propane	Mbbl	3	0	3	2	1.000	3	1	15.0	4.2	4.7
Total: NGL	Mbbl	8	0	8	5	1.000	8	2	15.0	46.5	4.1
Total: Oil+NGL	Mbbl	192	0	192	152	1.000	192	56	15.0	6.8	3.0
Total: Oil Eq.	Mboe	342	0	342	277	1.000	342	100	23.0	8.2	2.8

PRODUCT REVENUE AND EXPENSES

		Average First Year Unit Values							Net Revenue After Royalties			
Product	Units	Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	86.22	-8.80	77.42	18.58	4.65	0.00	54.19	12,527	72	8,867	72
Solution Gas	$/Mcf	3.93	0.48	4.40	0.50	1.12	0.00	2.78	336	2	250	2
Residue Gas	$/Mcf	3.93	0.30	4.22	0.36	1.07	0.00	2.79	4,071	23	2,845	23
Total: Gas	$/Mcf	3.93	0.33	4.25	0.38	1.08	0.00	2.79	4,407	25	3,095	25
Condensate	$/bbl	88.03	-9.58	78.46	13.28	0.00	0.00	65.17	160	1	110	1
Butane	$/bbl	67.26	-11.00	56.26	8.35	0.00	0.00	47.90	111	1	70	1
Propane	$/bbl	0.00	0.00	0.00	0.00	0.00	0.00	0.00	155	1	94	1
Total: NGL	$/bbl	82.34	-9.97	72.38	11.93	0.00	0.00	60.44	426	2	274	2
Total: Oil+NGL	$/bbl	86.20	-8.81	77.39	18.54	4.62	0.00	54.23	12,953	75	9,142	75
Total: Oil Eq.	$/boe	65.38	-5.23	60.16	13.14	5.24	0.00	41.77	17,360	100	12,237	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)	Initial	Average
Crown Royalty	21.5980	17.5872
Non-crown Royalty	0.2162	2.0475
Mineral Tax	0.0000	0.0000

Net Present Value Before Income Tax					
				Cash Flow	
Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	M$	$/boe
0.0	11,640	11,555	1,128	10,427	30.48
5.0	9,959	9,908	997	8,911	26.05
8.0	9,164	9,127	930	8,197	23.96
10.0	8,699	8,670	889	7,781	22.75
12.0	8,279	8,256	850	7,406	21.65
15.0	7,717	7,702	797	6,905	20.18
20.0	6,929	6,924	719	6,206	18.14

Evaluator: Keith, John E.
Run Date: March 21, 2011 14:17:45

Company:	**Dejour Energy (Alberta) Ltd.**	Reserve Class:	**Proved Plus Probable**
Property:	**Corporate**	Development Class:	**Total**
Description:	**Properties**	Pricing:	**GLJ (2011-01)**
		Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

	Company Wells		Light/Medium Oil Production				Solution Gas Production				Residue Gas Production			
Year	Oil	Gas	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf
2011	2	4	231	84	66	77.42	127	46	41	4.40	1,502	548	494	4.22
2012	2	4	201	73	58	80.49	175	64	56	5.09	1,058	386	334	4.88
2013	2	5	203	74	59	82.12	106	39	34	5.74	963	352	299	5.48
2014	2	2	144	52	43	84.16	77	28	25	6.28	432	158	119	5.97
2015	2	1	100	36	31	87.39	56	21	18	6.82	195	71	54	6.43
2016	2	1	72	26	22	89.82	41	15	13	7.18	104	38	30	6.59
2017	2	1	59	21	18	92.59	30	11	10	7.44	79	29	23	6.83
2018	2	1	48	17	15	95.12	22	8	7	7.61	61	22	18	6.98
2019	2	1	39	14	13	97.88	16	6	5	7.79	47	17	14	7.14
2020	0	1	0	0	0	0.00	0	0	0	0.00	38	14	11	7.30
2021	0	1	0	0	0	0.00	0	0	0	0.00	30	11	9	7.45
2022	0	1	0	0	0	0.00	0	0	0	0.00	24	9	7	7.60
Sub.				400	326	83.77		237	209	5.75		1,655	1,412	5.13
Rem.				0	0	0.00		0	0	0.00		135	107	7.72
Tot.				**400**	**326**	**83.77**		**237**	**209**	**5.75**		**1,789**	**1,519**	**5.33**

	Total Gas Production				Condensate Production				Butane Production			
Year	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	1,629	594	535	4.23	2	1	1	78.98	1	0	0	56.26
2012	1,232	450	391	4.91	2	1	0	80.94	0	0	0	57.75
2013	1,069	390	333	5.50	3	1	1	88.75	2	1	1	68.84
2014	509	186	144	6.02	2	1	0	92.17	2	1	0	70.90
2015	252	92	72	6.52	1	0	0	96.25	1	0	0	73.39
2016	146	53	43	6.76	1	0	0	99.60	1	0	0	75.59
2017	109	40	33	7.00	1	0	0	102.46	1	0	0	77.74
2018	83	30	25	7.15	0	0	0	105.08	1	0	0	79.70
2019	64	23	19	7.30	0	0	0	107.96	0	0	0	81.85
2020	38	14	11	7.30	0	0	0	111.01	0	0	0	83.81
2021	30	11	9	7.45	0	0	0	113.23	0	0	0	85.48
2022	24	9	7	7.60	0	0	0	115.50	0	0	0	87.19
Sub.		1,892	1,621	5.21		5	3	90.86		4	2	71.98
Rem.		135	107	7.72		0	0	119.09		0	0	89.90
Tot.		**2,027**	**1,727**	**5.38**		**5**	**3**	**91.43**		**4**	**3**	**72.52**

	Propane Production				Total NGL Production				Total Oil + NGL Production			
Year	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	0	0	0	0.00	3	1	1	73.58	234	85	67	77.37
2012	0	0	0	0.00	2	1	1	76.34	203	74	58	80.44
2013	4	2	1	57.28	10	4	3	70.16	212	78	62	81.57
2014	3	1	1	58.56	7	2	1	71.25	150	55	45	83.60
2015	2	1	0	60.60	5	2	1	73.27	105	38	32	86.76
2016	2	1	0	62.13	3	1	1	74.97	76	28	23	89.16
2017	1	0	0	63.88	3	1	1	77.07	61	22	19	91.94
2018	1	0	0	65.47	2	1	0	78.99	50	18	16	94.48
2019	1	0	0	67.21	2	1	0	81.09	40	15	13	97.24
2020	1	0	0	68.57	1	0	0	82.53	1	0	0	82.53
2021	0	0	0	69.94	1	0	0	84.18	1	0	0	84.18
2022	0	0	0	71.34	1	0	0	85.87	1	0	0	85.87
Sub.		6	4	61.21		14	9	74.14		414	335	83.44
Rem.		0	0	73.56		0	0	88.54		0	0	88.54
Tot.		**6**	**4**	**61.66**		**15**	**10**	**74.57**		**414**	**335**	**83.45**

Year	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
	Total Oil Equiv. Production			
2011	506	185	156	49.47
2012	408	149	124	54.80
2013	391	143	118	59.43
2014	235	86	68	66.46
2015	147	54	44	73.12
2016	100	37	30	77.35
2017	79	29	24	80.49
2018	63	23	20	83.24
2019	51	19	16	86.10
2020	7	3	2	49.98
2021	6	2	2	50.98
2022	5	2	1	52.00
Sub.		729	605	60.88
Rem.		23	18	47.11
Tot.		**752**	**623**	**60.47**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						**Royalty Burdens Pre-Processing**		**Gas Processing Allowance**		**Total Royalty After Process.**	**Net Revenue After Royalty**	**Operating Expenses**		
	Working Interest				**Royalty Interest**	**Company Interest**									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2011	6,529	2,517	83	9,129	0	9,129	1,574	94	0	6	1,662	7,467	1,464	1,009	2,473
2012	5,902	2,208	60	8,170	0	8,170	1,429	119	0	4	1,543	6,626	1,534	807	2,341
2013	6,077	2,147	250	8,473	0	8,473	1,394	181	8	20	1,547	6,926	1,726	773	2,499
2014	4,418	1,118	171	5,707	0	5,707	999	107	35	16	1,055	4,652	1,385	464	1,849
2015	3,189	599	125	3,912	0	3,912	639	52	24	13	656	3,257	1,181	294	1,475
2016	2,374	360	93	2,827	0	2,827	444	41	15	11	459	2,368	1,019	201	1,220
2017	1,981	279	72	2,332	0	2,332	321	32	11	9	333	1,999	1,039	162	1,201
2018	1,653	216	57	1,926	0	1,926	227	25	9	8	235	1,691	1,060	131	1,191
2019	1,382	170	45	1,596	0	1,596	158	20	8	7	163	1,433	1,081	107	1,188
2020	0	100	36	136	0	136	17	16	7	6	21	115	34	18	52
2021	0	81	29	110	0	110	14	13	6	6	16	94	35	15	50
2022	0	67	24	91	0	91	12	11	5	5	12	78	36	12	48
Sub.	33,503	9,861	1,045	44,409	0	44,409	7,228	711	127	110	7,702	36,707	11,594	3,993	15,587
Rem.	0	1,040	38	1,078	0	1,078	98	129	21	32	175	903	249	205	454
Tot.	**33,503**	**10,901**	**1,083**	**45,487**	**0**	**45,487**	**7,326**	**840**	**148**	**142**	**7,877**	**37,610**	**11,843**	**4,197**	**16,041**
Disc	25,265	8,047	718	34,030	0	34,030	5,624	550	80	76	6,018	28,012	8,100	3,171	11,271

								Net Capital Investment				**Before Tax Cash Flow**		
Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	**Net Prod'n Revenue** M$	Other Income M$	**Aband. Costs** M$	**Oper. Income** M$	Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	4,993	0	0	4,993	1,198	1,238	128	2,564	2,430	2,430	2,317
2012	0	0	0	4,286	0	0	4,286	409	38	42	490	3,796	6,226	5,607
2013	0	0	0	4,427	0	122	4,305	632	527	70	1,229	3,076	9,302	8,031
2014	0	0	0	2,803	0	61	2,742	0	0	0	0	2,742	12,044	9,995
2015	0	0	0	1,781	0	32	1,749	0	0	0	0	1,749	13,793	11,134
2016	0	0	0	1,148	0	0	1,148	0	0	0	0	1,148	14,941	11,814
2017	0	0	0	798	0	0	798	0	0	0	0	798	15,739	12,243
2018	0	0	0	500	0	0	500	0	0	0	0	500	16,239	12,488
2019	0	0	0	245	0	70	175	0	0	0	0	175	16,414	12,566
2020	0	0	0	63	0	0	63	0	0	0	0	63	16,477	12,591
2021	0	0	0	45	0	0	45	0	0	0	0	45	16,522	12,608
2022	0	0	0	30	0	0	30	0	0	0	0	30	16,552	12,618
Sub.	0	0	0	21,120	0	286	20,834	2,240	1,803	240	4,282	16,552	16,552	12,618
Rem.	0	0	0	449	0	34	415	40	0	0	40	376	16,928	12,695
Tot.	**0**	**0**	**0**	**21,570**	**0**	**320**	**21,249**	**2,279**	**1,803**	**240**	**4,322**	**16,928**	**16,928**	**12,695**
Disc	0	0	0	16,741	0	199	16,542	2,005	1,628	213	3,847	12,695	12,695	12,695

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011 Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents Oil Eq. Factor	Company Mboe	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	400	0	400	326	1.000	400	53	9.0	4.7	2.6
Solution Gas	MMcf	237	0	237	209	6.000	40	5	9.0	5.1	2.2
Residue Gas	MMcf	1,789	0	1,789	1,519	6.000	298	40	23.0	3.3	1.9
Total: Gas	MMcf	2,027	0	2,027	1,727	6.000	338	45	23.0	3.4	1.9
Gas Heat Content	BBtu	2,248	0	2,248	1,920	0.000	0	0	23.0	3.4	1.9
Condensate	Mbbl	5	0	5	3	1.000	5	1	15.0	5.7	2.9
Butane	Mbbl	4	0	4	3	1.000	4	0	15.0	13.9	3.9
Propane	Mbbl	6	0	6	4	1.000	6	1	15.0	3.8	4.4
Total: NGL	Mbbl	15	0	15	10	1.000	15	2	15.0	12.8	3.7
Total: Oil+NGL	Mbbl	414	0	414	335	1.000	414	55	15.0	4.9	2.6
Total: Oil Eq.	Mboe	752	0	752	623	1.000	752	100	23.0	4.1	2.3

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	86.22	-8.80	77.42	16.60	7.98	0.00	52.84	27,373	73	20,476	73
Solution Gas	$/Mcf	3.93	0.48	4.40	0.50	3.15	0.00	0.75	1,198	3	902	3
Residue Gas	$/Mcf	3.92	0.29	4.22	0.40	3.02	0.00	0.80	8,267	22	6,110	22
Total: Gas	$/Mcf	3.92	0.31	4.23	0.41	3.03	0.00	0.79	9,465	25	7,012	25
Condensate	$/bbl	88.03	-9.05	78.98	16.60	0.00	0.00	62.39	312	1	228	1
Butane	$/bbl	67.26	-11.00	56.26	9.69	0.00	0.00	46.57	199	1	131	0
Propane	$/bbl	0.00	0.00	0.00	0.00	0.00	0.00	0.00	262	1	164	1
Total: NGL	$/bbl	83.09	-9.51	73.58	14.95	0.00	0.00	58.62	772	2	524	2
Total: Oil+NGL	$/bbl	86.18	-8.81	77.37	16.58	7.87	0.00	52.92	28,145	75	21,000	75
Total: Oil Eq.	$/boe	52.55	-3.09	49.47	9.01	13.40	0.00	27.06	37,610	100	28,012	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)

	Initial	Average
Crown Royalty	17.2406	16.1065
Non-crown Royalty	1.0274	1.8474
Mineral Tax	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
0.0	21,570	21,249	4,322	16,928	22.50
5.0	18,820	18,574	4,064	14,509	19.29
8.0	17,510	17,294	3,930	13,364	17.76
10.0	16,741	16,542	3,847	12,695	16.88
12.0	16,042	15,858	3,769	12,089	16.07
15.0	15,104	14,939	3,659	11,279	14.99
20.0	13,779	13,639	3,495	10,144	13.48

Evaluator: Keith, John E.
Run Date: March 21, 2011 14:17:45

RESERVES DEFINITIONS

Reserves estimates have been prepared by GLJ Petroleum Consultants (GLJ) in accordance with standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook with necessary modifications to reflect definitions and standards under the U.S. Financial Accounting Standards Board (FASB) standards and the requirements of the U.S. Securities and Exchange Commission (SEC). Both the SEC definitions and the COGE Handbook reserves definitions follow.

SEC RESERVES DEFINITIONS

The following definitions are excerpts from Regulation S-X 210.4-10). Portions of these definitions within square parentheses, [ ], have been transposed from other sections of Regulation S-X 210.4-10 to improve readability.

Resources
Resources are quantities of oil and gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable, and another portion may be considered to be unrecoverable. Resources include both discovered and undiscovered accumulations.

Reserves
Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note: Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e. , absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Proved Oil and Gas Reserves
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Probable Reserves
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

(iv) *[The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.]*

[Where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through

reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.]

Possible Reserves
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi) Where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

Developed Oil and Gas Reserves
Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped Oil and Gas Reserves
Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir [see Other Definitions below], or by other evidence using reliable technology establishing reasonable certainty.

Other Pertinent Definitions

Analogous Reservoir
Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an “analogous reservoir” refers to a reservoir that shares the following characteristics with the reservoir of interest:

(i) Same geological formation (but not necessarily in pressure communication with the reservoir of interest);

(ii) Same environment of deposition;

(iii) Similar geological structure; and

(iv) Same drive mechanism.

Reasonable Certainty
If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

Reliable Technology
Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

Reservoir
A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

COGE HANDBOOK DEFINITIONS

The following reserves definitions are set out by the Canadian Securities Administrators in National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (NI 51-101; in Part 2 of the Glossary to NI 51-101) with reference to the COGE Handbook.

Reserves Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on:

- analysis of drilling, geological, geophysical, and engineering data;
- the use of established technology;
- specified economic conditions[1], which are generally accepted as being reasonable, and shall be disclosed.

Reserves are classified according to the degree of certainty associated with the estimates.

Proved Reserves
Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable Reserves
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Possible Reserves
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Other criteria that must also be met for the classification of reserves are provided in [Section 5.5 of the COGE Handbook].

Development and Production Status

Each of the reserves categories (proved, probable, and possible) may be divided into developed and undeveloped categories.

Developed Reserves
Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure

[1] *For securities reporting, the key economic assumptions will be the prices and costs used in the estimate. The required assumptions may vary by jurisdiction, for example:*
(a) ***forecast prices and costs, in Canada under NI 51-101***
(b) ***constant prices and costs****, based on the average of the first day posted prices in each of the 12 months of the reporting issuer's financial year, under* ***US SEC*** *rules (this is optional disclosure under NI 51-101).*

(e.g., when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

Developed Producing Reserves
Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

Developed Non-producing Reserves
Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

Undeveloped Reserves
Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities, and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves estimates are presented). Reported Reserves should target the following levels of certainty under a specific set of economic conditions:

- at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;
- at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves;
- at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates are prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with *reserves* estimates and the effect of aggregation is provided in Section 5.5.3 [of the *COGE Handbook*].

Incorporation of the COGE Handbook guidelines means that total corporate proved reserves reflect a conservative estimate and proved plus probable reserves reflect a current "best estimate" of the oil and gas quantities which will be recovered. In the evaluated properties, there is no material difference between proved reserves determined applying COGE and SEC standards versus estimates which would result under application of only one of these standards.

DOCUMENTED RESERVES CATEGORIES

Production and revenue projections are prepared for each of the following main reserves categories:

Reserves Category
Proved
Proved Plus Probable

Production and Development Status
Developed Producing*
Developed Non-producing
Undeveloped
Total (sum of developed producing, developed non-producing and undeveloped)

* *As producing reserves are inherently developed, GLJ simply refers to "developed producing" reserves as "producing."*

Reserves and revenue projections are available in GLJ's evaluation database for any reserves and development subcategory including those determined by difference (e.g., probable producing).

The following reserves categories are documented in this Corporate Summary volume:

Proved Producing
Proved Developed Non-producing
Proved Undeveloped
Total Proved
Total Probable
Total Proved Plus Probable

Individual property evaluation reports contain detailed documentation of reserves estimation methodology and evaluation procedures.

When evaluating reserves, GLJ evaluators generally first identify the producing situation and assign proved, proved plus probable and proved plus probable plus possible reserves in recognition of the existing level of development and the existing depletion strategy. Incremental non-producing (developed non-producing or undeveloped) reserves are subsequently assigned recognizing future development opportunities and enhancements to the depletion mechanism. It should be recognized that future developments may result in accelerated recovery of producing reserves.

EVALUATION PROCEDURE

TABLE OF CONTENTS

EVALUATION PROCEDURE

The following outlines the methodology employed by GLJ Petroleum Consultants (GLJ) in conducting the evaluation of the Company's oil and gas properties. GLJ evaluation procedures are in compliance with standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook.

INTEREST DESCRIPTIONS

The Company provided GLJ with current land interest information. The Company provided a representation letter confirming accuracy of land information. Certain cross-checks of land and accounting information were undertaken by GLJ as recommended in the COGE Handbook. In this process, nothing came to GLJ's attention that indicated that information provided by the Company was incomplete or unreliable.

In GLJ's reports, "Company Interest" reserves and values refer to the sum of royalty interest[*] and working interest reserves before deduction of royalty burdens payable. "Working Interest" reserves equate to those reserves that are referred to as "Company Gross" reserves by the Canadian Securities Administrators (CSA) in NI 51-101.

In the Securities Reporting section, working interest (or Company Gross) volumes are presented in tables to correspond to NI 51-101 disclosure requirements.

[*]*Royalty interest reserves include royalty volumes derived only from other working interest owners.*

WELL DATA

Pertinent interest and offset well data such as drill stem tests, workovers, pressure surveys, production tests, etc., were provided by the Company or were obtained from other operators, public records or GLJ nonconfidential files.

ACCOUNTING SUMMARY

The Company provided GLJ with available accounting data on a property basis and for the corporate total for the period January 1, 2010 to December 31, 2010. In some circumstances this information was also provided on a cost centre basis to address major reserves entities that are a subset of a Company property.

PRODUCTION FORECASTS

In establishing all production forecasts, consideration was given to existing gas contracts and the possibility of contract revisions, to the operator's plans for development drilling and to reserves and well capability. Generally, development drilling in an area was not considered unless there was some indication from the operator that drilling could be expected.

The on-stream date for currently shut-in reserves was estimated with consideration given to the following:

- proximity to existing facilities
- plans of the operator
- economics

OTHER INCOME

There was no "Other Income" scheduled in the economic forecasts.

ECONOMIC PARAMETERS

Pertinent economic parameters are listed as follows:

a) The effective date is December 31, 2010.

b) Operating and capital costs were estimated in 2011 dollars and then escalated as summarized in the Product Price and Market Forecasts section of this report.

c) Economic forecasts were prepared for each property on a before income tax basis. Detailed discounting of future cash flow was performed using a discount factor of 10.0 percent with all values discounted annually to December 31, 2010, on a mid-calendar-year basis.

d) Alberta crown royalties have been determined in accordance with the Alberta New Royalty Framework (NRF) which passed provincial legislation in December 2008, including March 11 and May 27, 2010 announcements.

e) Royalty holidays applicable to existing wells or forecast drilling are included in individual well economics. These credits are itemized within the property reports.

f) Gas processing allowances relating to remaining undepreciated capital bases, were included in individual property economic evaluations. Alberta gas cost allowance calculations have incorporated changes associated with the Alberta NRF.

g) Mineral taxes on freehold interests were included.

h) Field level overhead charges have been included; recovery of overhead expenses has not been included.

i) The Company's office G&A costs have not been included.

j) Well abandonment costs for all wells with reserves have been included at the property level. Additional abandonment costs associated with non-reserves wells, lease reclamation costs and facility abandonment and reclamation expenses have not been included in this analysis.

OIL EQUIVALENT OR GAS EQUIVALENT

In this report, quantities of hydrocarbons have been converted to barrels of oil equivalent (BOE); or to sales gas equivalent (SGE) using factors of 6 MCF/BOE for gas, 1 BBL/BOE for all liquids, and 0 BOE for sulphur. Users of oil equivalent values are cautioned that while BOE based metrics are useful for comparative purposes, they may be misleading when used in isolation.

CONSTANT PRICE ANALYSIS

In the constant price analysis, individual property economic forecasts were rerun using zero inflation and with a fixed price that reflects the average of the first-day-of-month reference prices for the 12 months prior to the effective date of this report. Additional clarification and results are presented in the Constant Price Analysis section of this report.

LIST OF ABBREVIATIONS

AOF	absolute open flow
BBL	barrels
BCF	billion cubic feet of gas at standard conditions
BOE	barrel of oil equivalent, in this evaluation determined using 6 MCF/BOE for gas, 1 BBL/BOE for all liquids, and 0 BOE for sulphur
BOPD	barrels of oil per day
BTU	British thermal units
BWPD	barrels of water per day
DSU	drilling spacing unit
GCA	gas cost allowance
GOC	gas-oil contact
GOR	gas-oil ratio
GORR	gross overriding royalty
GWC	gas-water contact
MBBL	thousand barrels
MBOE	thousand BOE
MCF	thousand cubic feet of gas at standard conditions
MCFE	thousand cubic feet of gas equivalent
MLT	thousand long tons
M$	thousand Canadian dollars
MM$	million Canadian dollars
MMBBL	million barrels
MMBOE	million BOE
MMBTU	million British thermal units
MMCF	million cubic feet of gas at standard conditions
MRL	maximum rate limitation
MSTB	thousand stock tank barrels
MMSTB	million stock tank barrels
NGL	natural gas liquids (ethane, propane, butane and condensate)
NPI	net profits interest
OGIP	original gas-in-place
OOIP	original oil-in-place
ORRI	overriding royalty interest
OWC	oil-water contact
P&NG	petroleum and natural gas
psia	pounds per square inch absolute
psig	pounds per square inch gauge
PVT	pressure-volume-temperature
RLI	reserves life index, calculated by dividing reserves by the forecast of first year production
SCF	standard cubic feet
SGE	Sales gas equivalent – if presented in this evaluation, determined using 1 barrel of oil or natural gas liquid = 6 MCFe; 0 for sulphur
STB	stock tank barrel
WI	working interest
WTI	West Texas Intermediate

PRODUCT PRICE AND MARKET FORECASTS
January 1, 2011

GLJ Petroleum Consultants has prepared its January 1, 2011 price and market forecasts as summarized in the attached Tables 1 and 2 after a comprehensive review of information. Information sources include numerous government agencies, industry publications, Canadian oil refiners and natural gas marketers. The forecasts presented herein are based on an informed interpretation of currently available data. While these forecasts are considered reasonable at this time, users of these forecasts should understand the inherent high uncertainty in forecasting any commodity or market. These forecasts will be revised periodically as market, economic and political conditions change. These future revisions may be significant.

Table 1
GLJ Petroleum Consultants Ltd.
Crude Oil and Natural Gas Liquids
Price Forecast
Effective January 1, 2011

Year	Inflation %	Bank of Canada Average Noon Exchange Rate $US/$Cdn	Nymex WTI Near Month Futures Contract Crude Oil at Cushing Oklahoma Constant 2011 $ $US/bbl	Nymex WTI Near Month Futures Contract Crude Oil at Cushing Oklahoma Then Current $US/bbl	ICE Brent Near Month Futures Contract Crude Oil FOB North Sea Then Current $US/bbl	Light Sweet Crude Oil 40 API, 0.3%S at Edmonton Then Current $Cdn/bbl	Bow River Crude Oil Stream Quality at Hardisty Then Current $Cdn/bbl	Lloyd Blend Crude Oil Stream Quality at Hardisty Then Current $Cdn/bbl	WCS Stream Quality at Hardisty Then Current $Cdn/bbl	Heavy Crude Oil Proxy (12 API) at Hardisty Then Current $Cdn/bbl	Light Crude Oil (35 API, 1.2%S) at Cromer Then Current $Cdn/bbl	Medium Crude Oil (29 API, 2.0%S) at Cromer Then Current $Cdn/bbl	Alberta Natural Gas Liquids (Then Current Dollars) Spec Ethane $Cdn/bbl	Edmonton Propane $Cdn/bbl	Edmonton Butane $Cdn/bbl	Edmonton Pentanes Plus $Cdn/bbl
2000	2.7	0.673	38.00	30.23	28.41	44.57	35.28	32.61	N/A	27.49	43.28	39.92	N/A	32.15	35.59	46.31
2001	2.5	0.646	31.82	26.00	24.87	39.44	27.69	23.47	N/A	16.77	35.22	31.58	N/A	31.92	31.25	42.48
2002	2.3	0.637	31.13	26.08	25.02	40.33	31.83	30.60	N/A	26.57	37.43	35.48	N/A	21.39	27.08	40.73
2003	2.8	0.716	36.26	31.07	28.47	43.66	32.11	31.18	N/A	26.26	40.09	37.55	N/A	32.14	34.36	44.23
2004	1.8	0.770	47.02	41.38	38.02	52.96	37.43	36.31	N/A	29.11	49.14	45.64	N/A	34.70	39.97	53.94
2005	2.2	0.826	63.11	56.58	55.14	69.02	44.73	43.03	43.74	34.07	62.18	56.77	N/A	43.04	51.80	69.57
2006	2.0	0.882	72.22	66.22	66.16	73.21	51.82	50.36	50.66	41.84	66.38	62.26	N/A	43.85	60.17	75.41
2007	2.2	0.935	77.47	72.39	72.71	77.06	53.64	52.03	52.38	43.42	71.13	65.71	N/A	49.56	61.78	77.38
2008	2.4	0.943	104.19	99.64	98.30	102.89	84.31	82.60	82.95	74.94	96.08	93.10	N/A	58.38	75.33	104.78
2009	0.4	0.880	63.16	61.78	62.50	66.32	60.18	58.40	58.66	54.46	63.84	62.96	N/A	38.03	48.17	68.17
2010	1.8	0.971	80.86	79.42	80.06	78.02	68.28	66.79	67.12	60.62	76.50	73.81	N/A	46.87	65.59	84.04
2011 Q1	2.0	0.980	88.00	88.00	89.00	85.71	76.29	75.00	75.40	69.50	83.57	82.29	13.22	54.00	66.86	90.00
2011 Q2	2.0	0.980	88.00	88.00	88.50	85.71	76.29	75.00	75.40	69.50	83.57	82.29	13.22	54.00	66.86	90.00
2011 Q3	2.0	0.980	88.00	88.00	88.50	86.73	76.33	75.03	75.43	69.21	84.57	83.27	13.04	54.64	67.65	91.07
2011 Q4	2.0	0.980	88.00	88.00	88.00	86.73	74.59	73.29	73.69	66.96	84.57	83.27	15.16	54.64	67.65	91.07
2011 Full Year	2.0	0.980	88.00	88.00	88.50	86.22	75.87	74.58	74.98	68.79	84.07	82.78	13.66	54.32	67.26	90.54
2012	2.0	0.980	87.25	89.00	88.25	89.29	75.89	74.55	74.95	68.33	84.38	83.04	15.68	56.25	68.75	91.96
2013	2.0	0.980	86.51	90.00	88.50	90.92	75.10	73.73	74.13	67.03	85.01	83.64	17.62	57.28	70.01	92.74
2014	2.0	0.980	86.69	92.00	90.50	92.96	76.23	74.83	75.23	67.84	86.45	84.59	19.21	58.56	71.58	94.82
2015	2.0	0.980	87.92	95.17	93.67	96.19	78.88	77.44	77.84	70.23	89.46	87.54	20.79	60.60	74.07	98.12
2016	2.0	0.980	88.35	97.55	96.05	98.62	80.87	79.39	79.79	72.03	91.72	89.75	21.85	62.13	75.94	100.59
2017	2.0	0.980	89.03	100.26	98.76	101.39	83.14	81.62	82.02	74.08	94.29	92.26	22.62	63.87	78.07	103.42
2018	2.0	0.980	89.44	102.74	101.24	103.92	85.21	83.65	84.05	75.95	96.64	94.57	23.14	65.47	80.02	106.00
2019	2.0	0.980	90.00	105.45	103.95	106.68	87.48	85.88	86.28	78.00	99.22	97.08	23.67	67.21	82.15	108.82
2020	2.0	0.980	90.00	107.56	106.06	108.84	89.25	87.61	88.01	79.59	101.22	99.04	24.20	68.57	83.80	111.01
2021+	2.0	0.980	90.00	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr

Historical futures contract price is an average of the daily settlement price of the near month contract over the calendar month.

Revised 12-31-10

Table 2

GLJ Petroleum Consultants Ltd.

Natural Gas and Sulphur

Price Forecast

Effective January 1, 2011

	Henry Hub Nymex Near Month Contract		Midwest		Alberta Plant Gate					Saskatchewan Plant Gate			British Columbia			Alberta
			Price @ Chicago	AECO/NIT Spot	Spot										Sulphur	Sulphur
	Constant 2011 $	Then Current	Then Current	Then Current	Constant 2011 $	Then Current	ARP	Aggregator	Alliance	SaskEnergy	Spot	Sumas Spot	Westcoast Station 2	Spot Plant Gate	FOB Vancouver	at Plant Gate
Year	$US/mmbtu	$US/mmbtu	$US/mmbtu	$Cdn/mmbtu	$/mmbtu	$/mmbtu	$/mmbtu	$/mmbtu	$/mmbtu	$/mmbtu	$/mmbtu	$US/mmbtu	$/mmbtu	$/mmbtu	$US/LT	$Cdn/LT
2000	5.43	4.32	3.96	5.08	6.19	4.93	4.50	4.44	N/A	4.79	5.16	4.15	5.06	4.88	38.14	13.59
2001	4.94	4.03	4.45	6.23	7.44	6.07	5.41	4.97	5.29	5.72	6.20	4.57	6.32	6.29	18.29	-14.67
2002	4.01	3.36	3.25	4.04	4.64	3.88	3.88	3.64	3.66	4.04	4.08	2.68	4.18	3.93	29.38	3.04
2003	6.39	5.47	5.46	6.66	7.58	6.49	6.13	5.87	6.15	6.41	6.68	4.66	6.45	6.32	59.81	39.83
2004	7.02	6.18	6.13	6.88	7.61	6.70	6.31	6.16	6.39	6.48	6.85	5.26	6.56	6.45	62.99	38.61
2005	10.04	9.00	8.24	8.58	9.39	8.42	8.30	8.27	8.29	8.36	8.31	7.13	8.22	8.12	63.50	33.77
2006	7.63	6.99	6.93	7.16	7.59	6.96	6.57	6.36	6.34	6.67	6.97	6.27	6.58	6.45	55.07	19.27
2007	7.61	7.12	6.83	6.65	6.87	6.43	6.20	6.13	5.86	6.18	6.40	6.52	6.40	6.25	81.66	42.03
2008	9.30	8.90	8.91	8.16	8.28	7.92	7.88	7.85	7.84	8.07	8.03	8.33	8.21	8.09	497.39	488.64
2009	4.26	4.16	4.05	4.19	4.07	3.98	3.85	3.69	3.23	3.87	4.00	3.91	4.17	4.04	57.06	24.57
2010	4.47	4.39	4.51	4.17	4.00	3.93	4.17	3.73	3.30	3.94	3.80	4.22	4.01	3.90	88.75	48.07
2011 Q1	4.35	4.35	4.45	4.03	3.80	3.80	3.76	3.66	3.22	3.66	4.00	4.10	3.83	3.68	140.00	99.86
2011 Q2	4.35	4.35	4.45	4.03	3.80	3.80	3.76	3.66	3.22	3.66	4.00	4.10	3.83	3.68	140.00	99.86
2011 Q3	4.30	4.30	4.40	3.98	3.75	3.75	3.71	3.61	3.17	3.61	3.95	4.05	3.78	3.63	140.00	99.86
2011 Q4	5.00	5.00	5.10	4.59	4.36	4.36	4.31	4.19	3.86	4.21	4.56	4.75	4.39	4.24	140.00	99.86
2011 Full Year	4.50	4.50	4.60	4.16	3.92	3.92	3.89	3.78	3.37	3.79	4.13	4.25	3.96	3.80	140.00	99.86
2012	5.05	5.15	5.25	4.74	4.42	4.51	4.37	4.34	4.00	4.27	4.71	4.85	4.54	4.39	125.00	84.55
2013	5.53	5.75	5.85	5.31	4.87	5.06	4.91	4.88	4.59	4.81	5.28	5.40	5.11	4.95	125.00	84.55
2014	5.89	6.25	6.35	5.77	5.20	5.52	5.35	5.32	5.08	5.25	5.74	5.90	5.57	5.40	100.00	59.04
2015	6.24	6.75	6.85	6.22	5.52	5.97	5.80	5.76	5.57	5.70	6.19	6.40	6.02	5.86	100.00	59.04
2016	6.43	7.10	7.20	6.53	5.69	6.28	6.09	6.05	5.91	5.99	6.50	6.75	6.33	6.16	100.00	59.04
2017	6.50	7.32	7.42	6.76	5.77	6.50	6.31	6.26	6.13	6.21	6.73	6.97	6.56	6.39	102.00	61.08
2018	6.50	7.47	7.57	6.90	5.79	6.65	6.45	6.41	6.27	6.35	6.87	7.12	6.70	6.53	104.04	63.16
2019	6.50	7.62	7.72	7.06	5.80	6.80	6.60	6.55	6.42	6.50	7.03	7.27	6.86	6.69	106.12	65.29
2020	6.50	7.77	7.87	7.21	5.82	6.95	6.75	6.70	6.56	6.65	7.18	7.42	7.01	6.84	108.24	67.45
2021+	6.50	+2.0%/yr	+2.0%/yr	+2.0%/yr	5.82	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr

Unless otherwise stated, the gas price reference point is the receipt point on the applicable provincial gas transmission system known as the plant gate.
The plant gate price represents the price before raw gas gathering and processing charges are deducted.
AECO-C Spot refers to the one month price averaged for the year.

Revised 12-31-10

CONSTANT PRICE ANALYSIS

TABLE OF CONTENTS

CONSTANT PRICE ANALYSIS

DISCUSSION

This section provides economic forecasts based on current costs and constant prices as follows:

> The average of the first day posted prices in each of the 12 months of the Company's fiscal year (consistent with U.S. SEC rules).

Historical price adjustments relating to factors such as product quality and transportation were applied on an individual property basis in cash flow calculations.

GLJ Petroleum Consultants
Crude Oil and Natural Gas Liquids
SEC Posted 2010/12/31 (12 Month Avg)
Effective January 01, 2011

	Bank of Canada Average Noon	NYMEX WTI Near Month Futures Contract Crude Oil at Cushing Oklahoma		Brent Blend Crude Oil FOB North Sea	Light, Sweet Crude Oil (40 API, 0.3%S) at Edmonton	Bow River Crude Oil Stream Quality at Hardisty	Lloyd Blend Crude Oil Stream Quality at Hardisty	WCS Crude Oil Stream Quality at Hardisty	Heavy Crude Oil Proxy (12 API) at Hardisty	Light Sour Crude Oil (35 API, 1.2%S) at Cromer	Medium Crude Oil (29 API, 2.0%S) at Cromer	Alberta Natural Gas Liquids (Then Current Dollars)			
Inflation %	Exchange Rate $US/$C	Constant 2011 $ $US/bbl	Then Current $US/bbl	Then Current $US/bbl	Then Current $C/bbl	Then Current $C/bbl	Then Current $C/bbl	Then Current $C/bbl	Then Current $C/bbl	Then Current $C/bbl	Then Current $C/bbl	Spec Ethane $C/bbl	Edmonton Propane $C/bbl	Edmonton Butane $C/bbl	Edmonton Pentanes Plus $C/bbl
0.0	0.9672	79.40	79.40	79.17	78.23	68.81	67.76	68.81	61.72	77.19	74.21	13.37	45.10	66.10	84.57

GLJ Petroleum Consultants
Natural Gas and Sulphur
SEC Posted 2010/12/31 (12 Month Avg)
Effective January 01, 2011

Henry Hub Nymex Near Month Contract		Midwest Price @ Chicago	AECO/NIT Spot	Alberta Plant Gate					Saskatchewan Plant Gate			British Columbia		Sulphur FOB Vancouver	Alberta Sulphur at Plant Gate
				Spot											
Constant 2011 $ $US/MMbtu	Then Current $US/MMbtu	Then Current $US/MMbtu	Then Current $C/MMbtu	2011 $ $C/MMbtu	Then Current $C/MMbtu	ARP $C/MMbtu	Aggregator $C/MMbtu	Alliance $C/MMbtu	SaskEnergy $C/MMbtu	Spot $C/MMbtu	Sumas Spot $US/MMbtu	Westcoast Station 2 $C/MMbtu	Spot Plant Gate $C/MMbtu	$US/LT	$C/LT
4.38	4.38	4.47	4.06	3.84	3.84	3.73	3.68	3.28	3.63	4.03	4.29	3.83	3.65	88.94	48.96

Company:	Dejour Energy (Alberta) Ltd.	Reserve Class:	Various
Property:	Corporate	Development Class:	Classifications
Description:	Properties	Pricing:	SEC Posted 2010/12/31 (12 Month Avg)
		Effective Date:	December 31, 2010

Summary of Reserves and Values

	Proved Producing	Proved Developed Non-producing	Proved Undeveloped	Total Proved	Total Probable	Total Proved Plus Probable
MARKETABLE RESERVES						
Light/Medium Oil (Mbbl)						
Total Company Interest	84	0	118	202	183	386
Working Interest	84	0	118	202	183	386
Net After Royalty	74	0	92	167	146	313
Gas (MMcf)						
Total Company Interest	855	229	-21	1,063	727	1,790
Working Interest	855	229	-21	1,063	727	1,790
Net After Royalty	768	187	-19	936	624	1,560
Natural Gas Liquids (Mbbl)						
Total Company Interest	2	5	0	6	8	14
Working Interest	2	5	0	6	8	14
Net After Royalty	1	3	0	4	5	9
Oil Equivalent (Mbbl)						
Total Company Interest	228	43	115	386	312	698
Working Interest	228	43	115	386	312	698
Net After Royalty	204	34	89	327	255	582
BEFORE TAX PRESENT VALUE (M$)						
0%	1,701	375	1,696	3,772	7,552	11,324
5%	1,619	280	1,404	3,304	6,597	9,901
8%	1,575	239	1,256	3,071	6,131	9,201
10%	1,547	217	1,167	2,931	5,854	8,785
12%	1,521	197	1,084	2,802	5,602	8,403
15%	1,483	172	971	2,626	5,261	7,887
20%	1,426	139	808	2,373	4,777	7,150
FIRST 6 YEARS BEFORE TAX CASH FLOW (M$)						
2011	1,149	0	-925	225	1,603	1,827
2012	243	0	1,035	1,278	1,525	2,803
2013	219	15	686	920	1,180	2,100
2014	147	101	442	689	1,376	2,066
2015	-57	73	390	406	733	1,139
2016	0	50	68	119	570	688

BOE Factors: HVY OIL 1.0, COND 1.0, RES GAS 6.0, SLN GAS 6.0, PROPANE 1.0, BUTANE 1.0, ETHANE 1.0, SULPHUR 0.0

Company: **Dejour Energy (Alberta) Ltd.**
Property: **Corporate**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **SEC Posted 2010/12/31 (12 Month Avg)**
Effective Date: **December 31, 2010**

Company Production, Reserves and Present Value Summary

	2011 Company Interest Prod'n				Company Interest Reserves					Net After Royalty Reserves					Reserve Life Index	Before Income Tax Discounted Present Value (M$)			
Entity Description	Gas Mcf/d	Oil bbl/d	NGL bbl/d	Oil Eq. boe/d	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	yrs	0%	8%	10%	12%
Proved Producing																			
Drake/Woodrush	1,514	55	3	311	855	84	2	0	228	768	74	1	0	204	2.0	1,701	1,575	1,547	1,521
Saddle Hills	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Total: Proved Producing	**1,514**	**55**	**3**	**311**	**855**	**84**	**2**	**0**	**228**	**768**	**74**	**1**	**0**	**204**	**2.0**	**1,701**	**1,575**	**1,547**	**1,521**
Proved Developed Nonproducing																			
Drake/Woodrush	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Saddle Hills	0	0	0	0	229	0	5	0	43	187	0	3	0	34	4.9	375	239	217	197
Total: Proved Developed Nonproducing	**0**	**0**	**0**	**0**	**229**	**0**	**5**	**0**	**43**	**187**	**0**	**3**	**0**	**34**	**4.9**	**375**	**239**	**217**	**197**
Proved Undeveloped																			
Drake/Woodrush	-115	99	0	80	-21	118	0	0	115	-19	92	0	0	89	3.9	1,696	1,256	1,167	1,084
Saddle Hills	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Total: Proved Undeveloped	**-115**	**99**	**0**	**80**	**-21**	**118**	**0**	**0**	**115**	**-19**	**92**	**0**	**0**	**89**	**3.9**	**1,696**	**1,256**	**1,167**	**1,084**
Total Proved																			
Drake/Woodrush	1,400	155	3	391	834	202	2	0	343	749	167	1	0	293	2.4	3,397	2,831	2,714	2,605
Saddle Hills	0	0	0	0	229	0	5	0	43	187	0	3	0	34	4.9	375	239	217	197
Total: Total Proved	**1,400**	**155**	**3**	**391**	**1,063**	**202**	**6**	**0**	**386**	**936**	**167**	**4**	**0**	**327**	**2.7**	**3,772**	**3,071**	**2,931**	**2,802**
Total Probable																			
Drake/Woodrush	229	76	0	115	484	183	1	0	265	431	146	1	0	219	6.3	7,032	5,800	5,555	5,329
Saddle Hills	0	0	0	0	243	0	7	0	47	193	0	4	0	36	4.5	520	330	300	273
Total: Total Probable	**229**	**76**	**0**	**115**	**727**	**183**	**8**	**0**	**312**	**624**	**146**	**5**	**0**	**255**	**7.4**	**7,552**	**6,131**	**5,854**	**5,602**
Total Proved Plus Probable																			
Drake/Woodrush	1,629	231	3	506	1,318	386	3	0	608	1,180	313	2	0	512	3.3	10,429	8,632	8,269	7,933
Saddle Hills	0	0	0	0	472	0	11	0	90	380	0	7	0	70	4.7	895	570	516	470
Total: Total Proved Plus Probable	**1,629**	**231**	**3**	**506**	**1,790**	**386**	**14**	**0**	**698**	**1,560**	**313**	**9**	**0**	**582**	**3.8**	**11,324**	**9,201**	**8,785**	**8,403**

BOE Factors:							
HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

Company:	**Dejour Energy (Alberta) Ltd.**	Reserve Class:	**Proved**
Property:	**Corporate**	Development Class:	**Producing**
Description:	**Properties**	Pricing:	**SEC Posted 2010/12/31 (12 Month Avg)**
		Effective Date:	**December 31, 2010**

Economic Forecast Summary

PRODUCTION FORECAST

		Total Oil Production				Total Gas Production				Total NGL Production				Total Oil Eq. Production		
Year	Company Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe
2011	5	55	20	18	69.43	1,514	553	498	4.10	3	1	1	68.76	311	113	101
2012	4	49	18	16	69.43	660	241	216	4.11	1	0	0	69.35	160	58	52
2013	2	48	18	16	69.43	85	31	28	4.25	0	0	0	66.98	63	23	20
2014	2	42	15	14	69.43	52	19	17	4.25	0	0	0	66.98	51	19	17
2015	2	35	13	12	69.43	31	11	10	4.25	0	0	0	66.98	41	15	13
Tot.			**84**	**74**	**69.43**		**855**	**768**	**4.11**		**2**	**1**	**68.77**		**228**	**204**

REVENUE AND EXPENSE FORECAST

	Co. Revenue Before Burdens			Royalty Burdens									Before Tax Cash Flow		
Year	Oil M$	Gas M$	Total M$	Crown M$	Other M$	Net Rev. After Royalty M$	Operating Expenses M$	Mineral + Capital Taxes M$	Other Income/ Expenses M$	Aband. Costs M$	Net Operating Income M$	Capital Invstmnt M$	Annual M$	Cum. M$	10.0% Dcf M$
2011	1,402	2,265	3,739	341	79	3,319	2,045	0	0	30	1,243	94	1,149	1,149	1,096
2012	1,239	989	2,258	213	42	2,003	1,567	0	0	118	318	75	243	1,393	1,307
2013	1,223	132	1,360	160	0	1,200	906	0	0	0	294	75	219	1,612	1,479
2014	1,063	81	1,147	118	0	1,028	881	0	0	0	147	0	147	1,759	1,585
2015	898	48	948	83	0	864	862	0	0	60	-57	0	-57	1,701	1,547
Tot.	**5,824**	**3,515**	**9,452**	**916**	**121**	**8,415**	**6,262**	**0**	**0**	**208**	**1,945**	**244**	**1,701**	**1,701**	**1,547**
Disc	4,720	3,210	8,033	775	112	7,146	5,215	0	0	170	1,761	213	1,547	1,547	1,547

RESERVES and NET PRESENT VALUE SUMMARY

		Remaining Reserves at Jan 01, 2011				Oil Equivalents			Reserve Life Indic. (yr)	
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index
Light/Med Oil	Mbbl	84	0	84	74	1.000	84	37	5.0	4.2
Solution Gas	MMcf	179	0	179	159	6.000	30	13	5.0	2.5
Residue Gas	MMcf	676	0	676	609	6.000	113	49	2.0	1.4
Total: Gas	MMcf	855	0	855	768	6.000	142	62	5.0	1.5
Gas Heat Content	BBtu	971	0	971	872					
Condensate	Mbbl	1	0	1	1	1.000	1	1	5.0	1.6
Total: NGL	Mbbl	2	0	2	1	1.000	2	1	5.0	1.6
Total: Oil+NGL	Mbbl	86	0	86	76	1.000	86	38	5.0	4.0
Total: Oil Eq.	Mboe	228	0	228	204	1.000	228	100	5.0	2.0
Total: Gas Eq.	MMcfe	1,368	0	1,368	1,222					

Net Present Value Before Income Tax

Disc. Rate %	NPV M$	NPV Metrics - Co. Int. $/boe	NPV Metrics - Co. Int. $ per 1st yr boe/d
0.0	1,701	7.46	5,477
5.0	1,619	7.10	5,214
8.0	1,575	6.91	5,071
10.0	1,547	6.79	4,982
12.0	1,521	6.67	4,896
15.0	1,483	6.50	4,775
20.0	1,426	6.25	4,590

Company:	**Dejour Energy (Alberta) Ltd.**	Reserve Class:	**Proved**
Property:	**Corporate**	Development Class:	**Developed Nonproducing**
Description:	**Properties**	Pricing:	**SEC Posted 2010/12/31 (12 Month Avg)**
		Effective Date:	**December 31, 2010**

Economic Forecast Summary

PRODUCTION FORECAST

		Total Oil Production				Total Gas Production				Total NGL Production				Total Oil Eq. Production		
Year	Company Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe
2011	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0
2012	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0
2013	0	0	0	0	0.00	120	44	36	4.03	4	1	1	59.91	24	9	7
2014	0	0	0	0	0.00	85	31	23	4.03	3	1	1	59.91	17	6	4
2015	0	0	0	0	0.00	61	22	18	4.03	2	1	0	59.91	12	4	3
2016	0	0	0	0	0.00	44	16	13	4.03	1	1	0	59.91	9	3	2
2017	0	0	0	0	0.00	32	12	9	4.03	1	0	0	59.91	6	2	2
2018	0	0	0	0	0.00	24	9	7	4.03	1	0	0	59.91	5	2	1
2019	0	0	0	0	0.00	18	6	5	4.03	1	0	0	59.91	3	1	1
2020	0	0	0	0	0.00	13	5	4	4.03	0	0	0	59.91	3	1	1
2021	0	0	0	0	0.00	10	4	3	4.03	0	0	0	59.91	2	1	1
2022	0	0	0	0	0.00	34	12	10	3.65	0	0	0	0.00	6	2	2
Sub.			0	0	0.00		160	130	4.00		5	3	59.91		31	25
Rem.			0	0	0.00		69	57	3.65		0	0	0.00		12	10
Tot.			**0**	**0**	**0.00**		**229**	**187**	**3.90**		**5**	**3**	**59.91**		**43**	**34**

REVENUE AND EXPENSE FORECAST

	Co. Revenue Before Burdens			Royalty Burdens										Before Tax Cash Flow		
Year	Oil M$	Gas M$	Total M$	Crown M$	Other M$	Net Rev. After Royalty M$	Operating Expenses M$	Mineral + Capital Taxes M$	Other Income/ Expenses M$	Aband. Costs M$	Net Operating Income M$	Capital Invstmnt M$	Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2013	0	177	259	9	23	228	63	0	0	0	165	150	15	15	12
2014	0	125	183	20	14	149	48	0	0	0	101	0	101	116	84
2015	0	89	131	10	9	111	39	0	0	0	73	0	73	189	132
2016	0	65	95	6	6	82	32	0	0	0	50	0	50	239	162
2017	0	47	69	4	4	62	27	0	0	0	34	0	34	274	180
2018	0	35	51	2	2	47	24	0	0	0	23	0	23	297	191
2019	0	26	38	1	1	36	21	0	0	0	15	0	15	311	198
2020	0	19	29	0	0	28	20	0	0	0	8	0	8	319	201
2021	0	15	22	0	0	22	18	0	0	0	3	0	3	323	202
2022	0	45	45	1	4	40	21	0	0	0	19	30	-11	312	199
Sub.	0	642	922	53	64	805	313	0	0	0	492	180	312	312	199
Rem.	0	252	252	8	21	223	148	0	0	12	63	0	63	375	217
Tot.	**0**	**894**	**1,174**	**61**	**85**	**1,028**	**461**	**0**	**0**	**12**	**555**	**180**	**375**	**375**	**217**
Disc	0	474	657	37	49	571	224	0	0	2	345	128	217	217	217

RESERVES and NET PRESENT VALUE SUMMARY

		Remaining Reserves at Jan 01, 2011				Oil Equivalents			Reserve Life Indic. (yr)		Net Present Value Before Income Tax		NPV Metrics - Co. Int.	
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Disc. Rate %	NPV M$	$/boe	$ per 1st yr boe/d
Residue Gas	MMcf	229	0	229	187	6.000	38	89	17.0	5.2	0.0	375	8.74	0
Gas Heat Content	BBtu	233	0	233	189						5.0	280	6.53	0
Condensate	Mbbl	1	0	1	1	1.000	1	3	11.0	3.4	8.0	239	5.58	0
Butane	Mbbl	1	0	1	1	1.000	1	3	11.0	3.4	10.0	217	5.05	0
Propane	Mbbl	2	0	2	2	1.000	2	5	11.0	3.4	12.0	197	4.59	0
Total: NGL	Mbbl	5	0	5	3	1.000	5	11	11.0	3.4	15.0	172	4.01	0
Total: Oil Eq.	Mboe	43	0	43	34	1.000	43	100	17.0	4.9	20.0	139	3.25	0
Total: Gas Eq.	MMcfe	257	0	257	205									

Company:	**Dejour Energy (Alberta) Ltd.**	Reserve Class:	**Proved**
Property:	**Corporate**	Development Class:	**Undeveloped**
Description:	**Properties**	Pricing:	**SEC Posted 2010/12/31 (12 Month Avg)**
		Effective Date:	**December 31, 2010**

Economic Forecast Summary

PRODUCTION FORECAST

		Total Oil Production				Total Gas Production				Total NGL Production				Total Oil Eq. Production		
Year	Company Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe
2011	0	99	36	28	69.43	-115	-42	-37	4.25	0	0	0	66.98	80	29	21
2012	0	83	30	23	69.43	-8	-3	-3	4.25	0	0	0	66.98	82	30	23
2013	0	41	15	11	69.43	-8	-3	-2	4.25	0	0	0	66.98	40	15	11
2014	0	30	11	8	69.43	11	4	4	4.25	0	0	0	66.98	32	12	9
2015	0	23	8	7	69.43	20	7	7	4.25	0	0	0	66.98	26	10	8
2016	2	47	17	15	69.43	41	15	13	4.25	0	0	0	66.98	54	20	18
2017	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0
2018	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0
2019	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0
2020	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0
2021	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0
2022	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0
Sub.			118	92	69.43		-21	-19	4.25		0	0	66.98		115	89
Rem.			0	0	0.00		0	0	0.00		0	0	0.00		0	0
Tot.			**118**	**92**	**69.43**		**-21**	**-19**	**4.25**		**0**	**0**	**66.98**		**115**	**89**

REVENUE AND EXPENSE FORECAST

	Co. Revenue Before Burdens			Royalty Burdens									Before Tax Cash Flow		
Year	Oil M$	Gas M$	Total M$	Crown M$	Other M$	Net Rev. After Royalty M$	Operating Expenses M$	Mineral + Capital Taxes M$	Other Income/ Expenses M$	Aband. Costs M$	Net Operating Income M$	Capital Invstmnt M$	Annual M$	Cum. M$	10.0% Dcf M$
2011	2,520	-178	2,336	583	-1	1,753	208	0	0	0	1,545	2,470	-925	-925	-882
2012	2,113	-13	2,100	506	0	1,594	206	0	0	0	1,388	353	1,035	110	15
2013	1,044	-12	1,031	249	0	782	172	0	0	0	611	-75	686	796	556
2014	768	17	786	183	0	603	161	0	0	0	442	0	442	1,238	872
2015	582	31	614	132	0	483	152	0	0	-60	390	0	390	1,628	1,126
2016	1,199	64	1,265	146	0	1,119	991	0	0	60	68	0	68	1,696	1,167
2017	0	0	0	0	0	0	0	0	0	0	0	0	0	1,696	1,167
2018	0	0	0	0	0	0	0	0	0	0	0	0	0	1,696	1,167
2019	0	0	0	0	0	0	0	0	0	0	0	0	0	1,696	1,167
2020	0	0	0	0	0	0	0	0	0	0	0	0	0	1,696	1,167
2021	0	0	0	0	0	0	0	0	0	0	0	0	0	1,696	1,167
2022	0	0	0	0	0	0	0	0	0	0	0	0	0	1,696	1,167
Sub.	8,227	-91	8,133	1,799	-1	6,335	1,890	0	0	0	4,444	2,748	1,696	1,696	1,167
Rem.	0	0	0	0	0	0	0	0	0	0	0	0	0	1,696	1,167
Tot.	**8,227**	**-91**	**8,133**	**1,799**	**-1**	**6,335**	**1,890**	**0**	**0**	**0**	**4,444**	**2,748**	**1,696**	**1,696**	**1,167**
Disc	6,697	-120	6,572	1,494	-1	5,079	1,314	0	0	-4	3,769	2,602	1,167	1,167	1,167

RESERVES and NET PRESENT VALUE SUMMARY

		Remaining Reserves at Jan 01, 2011				Oil Equivalents			Reserve Life Indic. (yr)		Net Present Value Before Income Tax	NPV Metrics - Co. Int.		
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Disc. Rate %	NPV M$	$/boe	$ per 1st yr boe/d
Light/Med Oil	Mbbl	118	0	118	92	1.000	118	103	6.0	3.3	0.0	1,696	14.77	21,185
Solution Gas	MMcf	-21	0	-21	-19	6.000	-4	-3	6.0	0.0	5.0	1,404	12.22	17,540
Gas Heat Content	BBtu	-25	0	-25	-22						8.0	1,256	10.93	15,689
Oil+NGL	Mbbl	118	0	118	92	1.000	118	103	6.0	3.3	10.0	1,167	10.16	14,572
Total: Oil Eq.	Mboe	115	0	115	89	1.000	115	100	6.0	3.9	12.0	1,084	9.44	13,538
Total: Gas Eq.	MMcfe	689	0	689	535						15.0	971	8.45	12,127
											20.0	808	7.03	10,092

Company:	Dejour Energy (Alberta) Ltd.	Reserve Class:	Proved
Property:	Corporate	Development Class:	Total
Description:	Properties	Pricing:	SEC Posted 2010/12/31 (12 Month Avg)
		Effective Date:	December 31, 2010

Economic Forecast Summary

PRODUCTION FORECAST

		Total Oil Production				Total Gas Production				Total NGL Production				Total Oil Eq. Production		
Year	Company Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe
2011	5	155	56	45	69.43	1,400	511	461	4.09	3	1	1	68.94	391	143	123
2012	4	132	48	39	69.43	651	238	213	4.10	1	0	0	69.39	242	88	75
2013	2	89	33	27	69.43	198	72	62	4.12	4	1	1	60.23	126	46	38
2014	2	72	26	22	69.43	148	54	44	4.13	3	1	1	60.27	100	36	30
2015	2	58	21	18	69.43	111	41	34	4.13	2	1	0	60.32	79	29	25
2016	2	47	17	15	69.43	85	31	26	4.14	1	1	0	60.36	63	23	20
2017	0	0	0	0	0.00	32	12	9	4.03	1	0	0	59.91	6	2	2
2018	0	0	0	0	0.00	24	9	7	4.03	1	0	0	59.91	5	2	1
2019	0	0	0	0	0.00	18	6	5	4.03	1	0	0	59.91	3	1	1
2020	0	0	0	0	0.00	13	5	4	4.03	0	0	0	59.91	3	1	1
2021	0	0	0	0	0.00	10	4	3	4.03	0	0	0	59.91	2	1	1
2022	0	0	0	0	0.00	34	12	10	3.65	0	0	0	0.00	6	2	2
Sub.			202	167	69.43		994	879	4.09		6	4	62.17		374	317
Rem.			0	0	0.00		69	57	3.65		0	0	0.00		12	10
Tot.			**202**	**167**	**69.43**		**1,063**	**936**	**4.06**		**6**	**4**	**62.17**		**386**	**327**

REVENUE AND EXPENSE FORECAST

	Co. Revenue Before Burdens			Royalty Burdens									Before Tax Cash Flow		
Year	Oil M$	Gas M$	Total M$	Crown M$	Other M$	Net Rev. After Royalty M$	Operating Expenses M$	Mineral + Capital Taxes M$	Other Income/ Expenses M$	Aband. Costs M$	Net Operating Income M$	Capital Invstmnt M$	Annual M$	Cum. M$	10.0% Dcf M$
2011	3,922	2,087	6,075	925	79	5,072	2,253	0	0	30	2,788	2,564	225	225	214
2012	3,352	976	4,358	719	42	3,598	1,774	0	0	118	1,706	428	1,278	1,503	1,322
2013	2,266	297	2,651	417	23	2,211	1,140	0	0	0	1,070	150	920	2,423	2,047
2014	1,831	222	2,116	321	14	1,780	1,091	0	0	0	689	0	689	3,113	2,541
2015	1,480	168	1,693	225	9	1,458	1,053	0	0	0	406	0	406	3,518	2,805
2016	1,199	129	1,360	152	6	1,202	1,023	0	0	60	119	0	119	3,637	2,875
2017	0	47	69	4	4	62	27	0	0	0	34	0	34	3,671	2,894
2018	0	35	51	2	2	47	24	0	0	0	23	0	23	3,694	2,905
2019	0	26	38	1	1	36	21	0	0	0	15	0	15	3,708	2,912
2020	0	19	29	0	0	28	20	0	0	0	8	0	8	3,717	2,915
2021	0	15	22	0	0	22	18	0	0	0	3	0	3	3,720	2,916
2022	0	45	45	1	4	40	21	0	0	0	19	30	-11	3,709	2,913
Sub.	14,051	4,066	18,506	2,768	184	15,554	8,466	0	0	208	6,881	3,172	3,709	3,709	2,913
Rem.	0	252	252	8	21	223	148	0	0	12	63	0	63	3,772	2,931
Tot.	**14,051**	**4,318**	**18,758**	**2,776**	**205**	**15,777**	**8,613**	**0**	**0**	220	**6,944**	**3,172**	**3,772**	**3,772**	**2,931**
Disc	11,417	3,564	15,262	2,307	160	12,796	6,753	0	0	169	5,874	2,944	2,931	2,931	2,931

RESERVES and NET PRESENT VALUE SUMMARY

		Remaining Reserves at Jan 01, 2011				Oil Equivalents			Reserve Life Indic. (yr)		Net Present Value Before Income Tax			
													NPV Metrics - Co. Int.	
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Disc. Rate %	NPV M$	$/boe	$ per 1st yr boe/d
Light/Med Oil	Mbbl	202	0	202	167	1.000	202	52	6.0	3.6	0.0	3,772	9.78	9,656
Solution Gas	MMcf	158	0	158	140	6.000	26	7	6.0	5.1	5.0	3,304	8.56	8,458
Residue Gas	MMcf	905	0	905	796	6.000	151	39	17.0	1.9	8.0	3,071	7.96	7,860
Total: Gas	MMcf	1,063	0	1,063	936	6.000	177	46	17.0	2.1	10.0	2,931	7.60	7,502
Gas Heat Content	BBtu	1,179	0	1,179	1,040						12.0	2,802	7.26	7,172
Condensate	Mbbl	2	0	2	2	1.000	2	1	11.0	3.1	15.0	2,626	6.81	6,722
Butane	Mbbl	2	0	2	1	1.000	2	0	11.0	7.3	20.0	2,373	6.15	6,074
Propane	Mbbl	2	0	2	2	1.000	2	1	11.0	3.4				
Total: NGL	Mbbl	6	0	6	4	1.000	6	2	11.0	6.5				
Total: Oil+NGL	Mbbl	209	0	209	171	1.000	209	54	11.0	3.6				
Total: Oil Eq.	Mboe	386	0	386	327	1.000	386	100	17.0	2.7				
Total: Gas Eq.	MMcfe	2,315	0	2,315	1,962									

Company:	Dejour Energy (Alberta) Ltd.	Reserve Class:	Probable
Property:	Corporate	Development Class:	Total
Description:	Properties	Pricing:	SEC Posted 2010/12/31 (12 Month Avg)
		Effective Date:	December 31, 2010

Economic Forecast Summary

PRODUCTION FORECAST

		Total Oil Production				Total Gas Production				Total NGL Production				Total Oil Eq. Production		
Year	Company Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe
2011	0	76	28	21	69.43	229	84	77	4.11	0	0	0	67.73	115	42	34
2012	1	69	25	19	69.43	581	212	184	4.09	1	0	0	70.49	166	61	50
2013	3	113	41	32	69.43	459	167	150	4.10	5	2	2	60.85	195	71	59
2014	1	72	26	21	69.43	196	71	54	4.13	4	1	1	60.32	108	39	31
2015	1	42	15	12	69.43	140	51	42	4.13	3	1	1	60.29	68	25	20
2016	0	25	9	7	69.43	61	22	18	4.03	2	1	0	59.91	37	14	10
2017	2	59	21	18	69.43	77	28	24	4.12	2	1	0	60.22	73	27	23
2018	2	48	17	15	69.43	59	22	18	4.11	1	0	0	60.20	59	21	19
2019	0	0	0	0	0.00	30	11	9	4.03	1	0	0	59.91	6	2	2
2020	0	0	0	0	0.00	24	9	7	4.03	1	0	0	59.91	5	2	1
2021	0	0	0	0	0.00	20	7	6	4.03	1	0	0	59.91	4	1	1
2022	0	0	0	0	0.00	-10	-4	-3	2.71	1	0	0	59.91	-1	0	0
Sub.			183	146	69.43		681	586	4.11		8	5	60.99		305	249
Rem.			0	0	0.00		46	38	3.68		0	0	59.91		8	6
Tot.			**183**	**146**	**69.43**		**727**	**624**	**4.08**		**8**	**5**	**60.97**		**312**	**255**

REVENUE AND EXPENSE FORECAST

	Co. Revenue Before Burdens			Royalty Burdens									Before Tax Cash Flow		
Year	Oil M$	Gas M$	Total M$	Crown M$	Other M$	Net Rev. After Royalty M$	Operating Expenses M$	Mineral + Capital Taxes M$	Other Income/ Expenses M$	Aband. Costs M$	Net Operating Income M$	Capital Invstmnt M$	Annual M$	Cum. M$	10.0% Dcf M$
2011	1,933	344	2,288	489	6	1,793	220	0	0	-30	1,603	0	1,603	1,603	1,528
2012	1,739	867	2,631	483	53	2,095	521	0	0	-2	1,576	52	1,525	3,127	2,850
2013	2,871	687	3,676	681	29	2,966	694	0	0	60	2,211	1,031	1,180	4,307	3,780
2014	1,813	295	2,187	420	21	1,747	370	0	0	0	1,376	0	1,376	5,684	4,765
2015	1,053	212	1,323	234	15	1,073	310	0	0	30	733	0	733	6,417	5,243
2016	636	89	767	165	11	591	81	0	0	-60	570	0	570	6,987	5,580
2017	1,486	116	1,636	222	8	1,406	1,039	0	0	0	367	0	367	7,353	5,778
2018	1,207	89	1,323	151	6	1,165	1,013	0	0	60	92	0	92	7,445	5,823
2019	0	44	65	6	5	54	26	0	0	0	28	0	28	7,473	5,835
2020	0	36	53	4	4	45	24	0	0	0	20	0	20	7,493	5,843
2021	0	29	43	3	3	37	22	0	0	0	15	0	15	7,508	5,849
2022	0	-10	7	1	-2	8	18	0	0	12	-21	-30	9	7,517	5,851
Sub.	12,738	2,799	15,998	2,859	159	12,980	4,340	0	0	70	8,570	1,053	7,517	7,517	5,851
Rem.	0	169	177	8	13	156	90	0	0	0	65	30	35	7,552	5,854
Tot.	**12,738**	**2,968**	**16,174**	**2,867**	**172**	**13,135**	**4,430**	**0**	**0**	**70**	**8,635**	**1,083**	**7,552**	**7,552**	**5,854**
Disc	9,364	2,192	11,860	2,173	119	9,568	2,825	0	0	33	6,709	855	5,854	5,854	5,854

RESERVES and NET PRESENT VALUE SUMMARY

		Remaining Reserves at Jan 01, 2011				Oil Equivalents			Reserve Life Indic. (yr)	
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index
Light/Med Oil	Mbbl	183	0	183	146	1.000	183	59	8.0	6.6
Solution Gas	MMcf	74	0	74	65	6.000	12	4	8.0	4.8
Residue Gas	MMcf	654	0	654	559	6.000	109	35	21.0	9.6
Total: Gas	MMcf	727	0	727	624	6.000	121	39	21.0	8.7
Gas Heat Content	BBtu	804	0	804	691					
Condensate	Mbbl	2	0	2	1	1.000	2	1	13.0	18.0
Butane	Mbbl	2	0	2	1	1.000	2	1	13.0	42.5
Propane	Mbbl	3	0	3	2	1.000	3	1	13.0	4.0
Total: NGL	Mbbl	8	0	8	5	1.000	8	2	13.0	44.0
Total: Oil+NGL	Mbbl	191	0	191	151	1.000	191	61	13.0	6.8
Total: Oil Eq.	Mboe	312	0	312	255	1.000	312	100	21.0	7.4
Total: Gas Eq.	MMcfe	1,874	0	1,874	1,532					

Net Present Value Before Income Tax

		NPV Metrics - Co. Int.	
Disc. Rate %	NPV M$	$/boe	$ per 1st yr boe/d
0.0	7,552	24.18	65,712
5.0	6,597	21.12	57,403
8.0	6,131	19.63	53,343
10.0	5,854	18.74	50,939
12.0	5,602	17.93	48,740
15.0	5,261	16.84	45,776
20.0	4,777	15.29	41,569

Company:	Dejour Energy (Alberta) Ltd.	Reserve Class:	Proved Plus Probable
Property:	Corporate	Development Class:	Total
Description:	Properties	Pricing:	SEC Posted 2010/12/31 (12 Month Avg)
		Effective Date:	December 31, 2010

Economic Forecast Summary

PRODUCTION FORECAST

		Total Oil Production				Total Gas Production				Total NGL Production				Total Oil Eq. Production		
Year	Company Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe
2011	5	231	84	66	69.43	1,629	594	538	4.09	3	1	1	68.76	506	185	157
2012	6	201	73	58	69.43	1,232	450	397	4.10	2	1	1	69.89	408	149	125
2013	4	203	74	59	69.43	656	240	212	4.11	9	3	3	60.58	321	117	97
2014	3	144	52	43	69.43	343	125	98	4.13	6	2	1	60.30	207	76	61
2015	3	100	36	31	69.43	252	92	76	4.13	5	2	1	60.30	147	54	44
2016	2	72	26	22	69.43	146	53	44	4.10	3	1	1	60.11	100	37	30
2017	2	59	21	18	69.43	109	40	33	4.09	3	1	1	60.10	79	29	24
2018	2	48	17	15	69.43	83	30	25	4.09	2	1	0	60.09	63	23	20
2019	1	0	0	0	0.00	47	17	14	4.03	1	1	0	59.91	9	3	3
2020	1	0	0	0	0.00	38	14	11	4.03	1	0	0	59.91	7	3	2
2021	1	0	0	0	0.00	30	11	9	4.03	1	0	0	59.91	6	2	2
2022	1	0	0	0	0.00	24	9	7	4.03	1	0	0	59.91	5	2	1
Sub.			386	313	69.43		1,675	1,465	4.10		14	9	61.52		679	566
Rem.			0	0	0.00		115	95	3.66		0	0	59.91		19	16
Tot.			**386**	**313**	**69.43**		**1,790**	**1,560**	**4.07**		**14**	**9**	**61.51**		**698**	**582**

REVENUE AND EXPENSE FORECAST

	Co. Revenue Before Burdens			Royalty Burdens									Before Tax Cash Flow		
Year	Oil M$	Gas M$	Total M$	Crown M$	Other M$	Net Rev. After Royalty M$	Operating Expenses M$	Mineral + Capital Taxes M$	Other Income/ Expenses M$	Aband. Costs M$	Net Operating Income M$	Capital Invstmnt M$	Annual M$	Cum. M$	10.0% Dcf M$
2011	5,855	2,431	8,363	1,414	85	6,864	2,473	0	0	0	4,391	2,564	1,827	1,827	1,742
2012	5,091	1,843	6,989	1,202	95	5,693	2,295	0	0	115	3,283	480	2,803	4,630	4,172
2013	5,138	984	6,326	1,098	52	5,176	1,835	0	0	60	3,282	1,181	2,100	6,730	5,827
2014	3,645	518	4,303	741	35	3,527	1,461	0	0	0	2,066	0	2,066	8,796	7,307
2015	2,533	380	3,016	459	24	2,532	1,363	0	0	30	1,139	0	1,139	9,935	8,048
2016	1,835	218	2,127	317	17	1,793	1,105	0	0	0	688	0	688	10,623	8,456
2017	1,486	163	1,705	226	12	1,467	1,066	0	0	0	401	0	401	11,025	8,672
2018	1,207	124	1,374	153	9	1,212	1,037	0	0	60	115	0	115	11,139	8,728
2019	0	70	103	7	6	90	48	0	0	0	42	0	42	11,182	8,747
2020	0	55	81	5	4	73	44	0	0	0	29	0	29	11,210	8,758
2021	0	44	65	3	3	59	41	0	0	0	18	0	18	11,228	8,765
2022	0	35	52	2	2	48	38	0	0	12	-2	0	-2	11,226	8,764
Sub.	26,789	6,865	34,504	5,627	344	28,534	12,806	0	0	277	15,451	4,225	11,226	11,226	8,764
Rem.	0	421	428	16	34	379	238	0	0	12	128	30	98	11,324	8,785
Tot.	**26,789**	**7,286**	**34,932**	**5,643**	**377**	**28,912**	**13,044**	**0**	**0**	**289**	**15,579**	**4,255**	**11,324**	**11,324**	**8,785**
Disc	20,780	5,755	27,122	4,479	279	22,364	9,578	0	0	202	12,584	3,799	8,785	8,785	8,785

RESERVES and NET PRESENT VALUE SUMMARY

		Remaining Reserves at Jan 01, 2011				Oil Equivalents			Reserve Life Indic. (yr)	
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index
Light/Med Oil	Mbbl	386	0	386	313	1.000	386	55	8.0	4.6
Solution Gas	MMcf	231	0	231	205	6.000	39	6	8.0	5.0
Residue Gas	MMcf	1,559	0	1,559	1,355	6.000	260	37	21.0	2.8
Total: Gas	MMcf	1,790	0	1,790	1,560	6.000	298	43	21.0	3.0
Gas Heat Content	BBtu	1,983	0	1,983	1,731					
Condensate	Mbbl	5	0	5	3	1.000	5	1	13.0	5.3
Butane	Mbbl	4	0	4	2	1.000	4	1	13.0	13.5
Propane	Mbbl	6	0	6	4	1.000	6	1	13.0	3.7
Total: NGL	Mbbl	14	0	14	9	1.000	14	2	13.0	12.3
Total: Oil+NGL	Mbbl	400	0	400	322	1.000	400	57	13.0	4.7
Total: Oil Eq.	Mboe	698	0	698	582	1.000	698	100	21.0	3.8
Total: Gas Eq.	MMcfe	4,189	0	4,189	3,494					

Net Present Value Before Income Tax

		NPV Metrics - Co. Int.	
Disc. Rate %	NPV M$	$/boe	$ per 1st yr boe/d
0.0	11,324	16.22	22,398
5.0	9,901	14.18	19,584
8.0	9,201	13.18	18,199
10.0	8,785	12.58	17,376
12.0	8,403	12.04	16,621
15.0	7,887	11.30	15,599
20.0	7,150	10.24	14,143

SECURITIES REPORTING

TABLE OF CONTENTS

SECURITIES REPORTING OUTLINE

PART 1 DATE OF STATEMENT
- 1.1 Relevant Dates
  1. Effective Date
  2. Data Date
  3. Preparation Date

PART 2 DISCLOSURE OF RESERVES DATA
- 2.1 Reserves Data (Forecast Prices and Costs)
  1. Breakdown of Proved Reserves
  2. Net Present Value of Future Net Revenue
  3. Additional Information Concerning Future Net Revenue

PART 3 PRICING ASSUMPTIONS
- 3.2 Forecast Prices Used in Estimates

PART 4 RECONCILIATION OF CHANGES IN RESERVES
- 4.1 Reserves Reconciliation

PART 5 ADDITIONAL INFORMATION RELATING TO RESERVES DATA
- 5.1 Undeveloped Reserves
- 5.2 Significant Factors or Uncertainties
- 5.3 Future Development Costs

PART 6 OTHER OIL AND GAS INFORMATION
- 6.3 Forward Contracts
- 6.4 Additional Information Concerning Abandonment and Reclamation Costs
- 6.5 Tax Horizon
- 6.8 Production Estimates

SECURITIES REPORTING DISCUSSION

The Canadian Securities Administrators (CSA) have set out disclosure standards for Canadian publicly traded oil and gas companies in National Instrument 51-101 (NI 51-101).

This section presents reserves data following the item numbering and formatting in CSA Form 51-101F1 and the sample tables contained in Appendix 1 to the NI 51-101 Companion Policy (51-101CP).

The Report on Reserves Data, Form 51-101F2, is provided separately.

> ***Note Regarding Nomenclature:***
> Throughout this report, "Company Interest" reserves refers to the sum of royalty interest* and working interest reserves before deduction of royalty burdens payable. "Working Interest" reserves equate to those reserves that are referred to as "Company Gross" reserves by the Canadian Securities Administrators (CSA) in NI 51-101.
>
> In this Securities Reporting section, Company Gross (or working interest) volumes are presented in tables to correspond to NI 51-101 disclosure requirements.
>
> **Royalty interest reserves include royalty volumes derived only from other working interest owners.*

PART 1 DATE OF STATEMENT

Item 1.1 Relevant Dates

1. Effective Date:
   The effective date of the reserves estimates and revenue projections in this report is December 31, 2010.

2. Data Date:
   Estimates of reserves and projections of production were generally prepared using general well information and production data available in the public domain to approximately December 31, 2010. In certain instances, the Company provided production and well information up to December 31, 2010. The Company has provided GLJ with a representation letter confirming that complete and correct information has been provided to GLJ.

3. Preparation Date:

   The preparation date (the latest date of receipt of information relevant to this evaluation) of this report is March 14, 2011.

PART 2 DISCLOSURE OF RESERVES DATA

Item 2.1 Reserves Data (Forecast Prices and Costs)

1. Breakdown of Reserves (Forecast Case)
Refer to Table FP-1

2. Net Present Value of Future Net Revenue (Forecast Case)
Refer to Table FP-1

3. Additional Information Concerning Future Net Revenue (Forecast Case)

(a) and (b) Undiscounted Revenue and Costs
Refer to Table FP-2

(c) Discounted Future Net Revenue by Production Group
Refer to Table FP-3

Item 2.2 Reserves Data (Constant Prices and Costs) *[OPTIONAL DISCLOSURE]*

Note: Effective January 1, 2008, all information relating to Constant prices and Costs is optional disclosure under NI 51-101.

1. Breakdown of Reserves (Constant Case)
Refer to Table CP-1

2. Net Present Value of Future Net Revenue (Constant Case)
Refer to Table CP-1

3. Additional Information Concerning Future Net Revenue (Constant Case)

(a) and (b) Undiscounted Revenue and Costs
Refer to Table CP-2

(c) Discounted Future Net Revenue by Production Group
Refer to Table CP-3

PART 3 PRICING ASSUMPTIONS

Item 3.1 Constant Prices Used in Estimates *[OPTIONAL DISCLOSURE)*

The reference benchmark prices (reflecting the average of the first day posted prices in each of the 12 months of the Company's fiscal year) used in the Constant price analysis, are provided in Table CP-4.

Item 3.2 Forecast Prices Used in Estimates

1. (a) The forecast reference prices used in preparing the Company's reserves data are provided in Table FP-4.

This price forecast is GLJ's standard price forecast effective January 1, 2011.

PART 4 RECONCILIATION OF CHANGES IN RESERVES

Item 4.1 Reserves Reconciliation

Tables FP-5A and FP-5B provide reconciliations of Company Gross reserves based on forecast prices and costs for the current and prior year-end evaluations, respectively.

PART 5 ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Item 5.1 Undeveloped Reserves

1.(a) and 2.(a) Year First Attributed

Table FP-6 provides a summary of the undeveloped reserves first attributed during the current fiscal year and the Company total at the current year-end effective date.

GLJ notes that Canadian Securities Administrators have indicated a preference that undeveloped reserves be broken out as shown in the table below. Figures for the current year are provided in Table FP-6; values for prior years may be extracted from previous annual disclosure.

Company Gross Reserves First Attributed by Year

Proved Undeveloped Reserves

	Light & Medium Oil (Mbbl)		Heavy Oil (Mbbl)		Natural Gas (MMcf)		Natural Gas Liquids (Mbbl)		Oil Equivalent (Mbbl)	
	* First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end
2007					1,584	1,584			264	264
2008	150	150			67	67			161	161
2009		39				19				42
2010	121	121			**(16)	**(16)			84	119

Probable Undeveloped Reserves

	Light & Medium Oil (Mbbl)		Heavy Oil (Mbbl)		Natural Gas (MMcf)		Natural Gas Liquids (Mbbl)		Oil Equivalent (Mbbl)	
	* First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end
2007					1,132	1,132	18	18	207	207
2008	336	336			151	151	1	1	362	362
2009		69				115				88
2010	71	136			**(26)	49		0	67	145

* "First Attributed" refers to reserves first attributed at year-end of the corresponding fiscal year

** This value has been estimated as the difference between the total proved reserves and the proved producing reserves. The reserves shown here are from the Drake/Woodrush Halfway waterflood. The incremental waterflood reserves are classified as proved undeveloped. Under the waterflood case less gas is recovered, therefore when calculating by difference between this case and the proved producing case, the proved undeveloped gas reserves show up as a negative. This also occurs in the probable undeveloped category.

1.(b) and 2.(b) General Basis for Reserves and Timing of Development

Proved and probable undeveloped reserves have been estimated in accordance with procedures and standards contained in the COGE Handbook. The significant majority of the undeveloped reserves are scheduled to be developed within the next three years.

Item 5.2 Significant Factors or Uncertainties

The evaluated oil and gas properties of the Company have no material extraordinary risks or uncertainties beyond those which are inherent of an oil and gas producing company.

Item 5.3 Future Development Costs

1. Table FP-7 and Table CP-7 *[OPTIONAL DISCLOSURE]* summarize capital development costs related to the recovery of the Company's reserves.

PART 6 OTHER OIL AND GAS INFORMATION

Item 6.3 Forward Contracts

In accordance with the provisions in NI 51-101, the impact of the Company's financial hedges has not been included in this report.

Item 6.4 Additional Information Concerning Abandonment and Reclamation Costs

The following aspects of the Company's future abandonment and reclamation costs have been included/excluded in the economic forecasts.

Included:

- Well Abandonment Costs:
  - existing and future reserves wells

Excluded:

- Well Abandonment Costs:
  - non-reserves wells
- Pipelines
- Production Facilities
- Site Reclamation

Total abandonment costs are included in the reserves data summarized in Table FP-8 and Table CP-8 ***[OPTIONAL DISCLOSURE]*** for the forecast and constant price cases, respectively.

Item 6.5 Tax Horizon

Based on after tax economic forecasts prepared by GLJ, income taxes do not become payable for the lives of the reserves properties. After tax revenue projections are provided in the After Tax Analysis section of this report.

Item 6.8 Production Estimates

Table FP-9 and Table CP-9 ***[OPTIONAL DISCLOSURE]*** present a forecast of the Company's production by product type in the first year of forecast.

Production for properties which individually account for 20 percent or more of the Company's forecast production (total proved plus probable reserves, BOE basis) in the first year of forecast has been identified separately in these tables.

Table FP-1

Company:	Dejour Energy (Alberta) Ltd.	Reserve Class:	Various
Property:	Corporate	Development Class:	Classifications
Description:	After Tax Analysis	Pricing:	GLJ (2011-01)
		Effective Date:	December 31, 2010

Summary Of Oil And Gas Reserves And Net Present Values of Future Net Revenue

RESERVES SUMMARY

Reserves Category	Light And Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total Oil Equivalent	
	Company Gross Mbbl	Company Net Mbbl	Company Gross Mbbl	Company Net Mbbl	Company Gross MMcf	Company Net MMcf	Company Gross Mbbl	Company Net Mbbl	Company Gross Mboe	Company Net Mboe
PROVED										
Producing	95	85	0	0	900	798	2	1	247	219
Developed Nonproducing	0	0	0	0	241	191	5	3	45	35
Undeveloped	121	95	0	0	-16	-15	0	0	119	92
TOTAL PROVED	216	179	0	0	1,125	975	6	4	410	346
TOTAL PROBABLE	184	147	0	0	902	752	8	5	342	277
TOTAL PROVED PLUS PROBABLE	400	326	0	0	2,027	1,727	15	10	752	623

NET PRESENT VALUE SUMMARY

Reserves Category	Net Present Values of Future Net Revenue Before Income Taxes Discounted At (%/year)					Unit Value Before Income Tax Discounted at 10%/year	
	0% M$	5% M$	10% M$	15% M$	20% M$	$/boe	$/Mcfe
PROVED							
Producing	2,790	2,595	2,430	2,288	2,165	11.10	1.85
Developed Nonproducing	807	565	417	321	255	11.95	1.99
Undeveloped	2,903	2,438	2,066	1,766	1,519	22.38	3.73
TOTAL PROVED	6,500	5,598	4,914	4,374	3,938	14.19	2.37
TOTAL PROBABLE	10,427	8,911	7,781	6,905	6,206	28.08	4.68
TOTAL PROVED PLUS PROBABLE	16,928	14,509	12,695	11,279	10,144	20.36	3.39

Reserves Category	Net Present Values of Future Net Revenue After Income Taxes Discounted At (%/year)				
	0% M$	5% M$	10% M$	15% M$	20% M$
PROVED					
Producing	2,790	2,595	2,430	2,288	2,165
Developed Nonproducing	807	565	417	321	255
Undeveloped	2,903	2,438	2,066	1,766	1,519
TOTAL PROVED	6,500	5,598	4,914	4,374	3,938
TOTAL PROBABLE	10,427	8,911	7,781	6,905	6,206
TOTAL PROVED PLUS PROBABLE	16,928	14,509	12,695	11,279	10,144

Note: Unit values are based on Company Net Reserves.

Table FP-2

Company:	**Dejour Energy (Alberta) Ltd.**	Reserve Class:	**Various**
Property:	**Corporate**	Development Class:	**Classifications**
Description:	**After Tax Analysis**	Pricing:	**GLJ (2011-01)**
		Effective Date:	**December 31, 2010**

Total Future Net Revenue (Undiscounted)

Reserves Category	Revenue M$	Royalties M$	Operating Costs M$	Capital Development Costs M$	Abandonment Costs M$	Future Net Revenue Before Income Taxes M$	Income Tax M$	Future Net Revenue After Income Taxes M$
Proved Producing	12,128	1,342	7,531	248	217	2,790	0	2,790
Proved Developed Nonproducing	1,924	302	604	193	17	807	0	807
Proved Undeveloped	10,008	2,166	2,185	2,752	1	2,903	0	2,903
Total Proved	**24,061**	**3,810**	**10,321**	**3,194**	**235**	**6,500**	**0**	**6,500**
Total Probable	**21,427**	**4,066**	**5,720**	**1,128**	**85**	**10,427**	**0**	**10,427**
Total Proved Plus Probable	**45,487**	**7,877**	**16,041**	**4,322**	**320**	**16,928**	**0**	**16,928**

Notes
1. Disclosure is required for Total Proved and Proved Plus Probable reserves

Table FP-3

Company:	Dejour Energy (Alberta) Ltd.	Reserve Class:	Various
Property:	Corporate	Development Class:	Classifications
Description:	After Tax Analysis	Pricing:	GLJ (2011-01)
		Effective Date:	December 31, 2010

Future Net Revenue by Production Group

	Future Net Revenue Before Income Taxes [3] (Discounted at 10% per year)		
	M$	$/boe	$/Mcfe
Proved Producing			
Light & Medium Oil [1]	1,648	14.68	2.45
Natural Gas [2]	781	7.32	1.22
Total: Proved Producing	**2,430**	**11.10**	**1.85**
Total Proved			
Light & Medium Oil [1]	3,729	18.22	3.04
Natural Gas [2]	1,185	8.37	1.39
Total: Total Proved	**4,914**	**14.19**	**2.37**
Total Proved Plus Probable			
Light & Medium Oil [1]	10,332	27.81	4.64
Natural Gas [2]	2,363	9.38	1.56
Total: Total Proved Plus Probable	**12,695**	**20.36**	**3.39**

Notes
1. Including solution gas and other by-products
2. Including by-products but excluding solution gas
3. Unit values are based on Company Net Reserves.

Percentage of Future Net Revenue (10% DCF)

Total Proved


Natural Gas (24.1 %)
L & M Oil (75.9 %)

Total Proved Plus Probable


Natural Gas (18.6 %)
L & M Oil (81.4 %)

Table FP-4
FORECAST PRICES USED IN PREPARING RESERVES DATA

GLJ Petroleum Consultants Ltd.
Crude Oil and Natural Gas Liquids
Price Forecast
Effective January 1, 2011

Year	Inflation %	Bank of Canada Average Noon Exchange Rate $US/$Cdn	Nymex WTI Near Month Futures Contract Crude Oil at Cushing Oklahoma Constant 2011 $ $US/bbl	Nymex WTI Near Month Futures Contract Crude Oil at Cushing Oklahoma Then Current $US/bbl	ICE Brent Near Month Futures Contract Crude Oil FOB North Sea Then Current $US/bbl	Light Sweet Crude Oil (40 API, 0.3%S) at Edmonton Then Current $Cdn/bbl	Bow River Crude Oil Stream Quality at Hardisty Then Current $Cdn/bbl	Lloyd Blend Crude Oil Stream Quality at Hardisty Then Current $Cdn/bbl	WCS Stream Quality at Hardisty Then Current $Cdn/bbl	Heavy Crude Oil Proxy (12 API) at Hardisty Then Current $Cdn/bbl	Light Crude Oil (35 API, 1.2%S) at Cromer Then Current $Cdn/bbl	Medium Crude Oil (29 API, 2.0%S) at Cromer Then Current $Cdn/bbl	Alberta Natural Gas Liquids (Then Current Dollars) Spec Ethane $Cdn/bbl	Edmonton Propane $Cdn/bbl	Edmonton Butane $Cdn/bbl	Edmonton Pentanes Plus $Cdn/bbl
2000	2.7	0.673	38.00	30.23	28.41	44.57	35.28	32.61	N/A	27.49	43.28	39.92	N/A	32.15	35.59	46.31
2001	2.5	0.646	31.82	26.00	24.87	39.44	27.69	23.47	N/A	16.77	35.22	31.58	N/A	31.92	31.25	42.48
2002	2.3	0.637	31.13	26.08	25.02	40.33	31.83	30.60	N/A	26.57	37.43	35.48	N/A	21.39	27.08	40.73
2003	2.8	0.716	36.26	31.07	28.47	43.66	32.11	31.18	N/A	26.26	40.09	37.55	N/A	32.14	34.36	44.23
2004	1.8	0.770	47.02	41.38	38.02	52.96	37.43	36.31	N/A	29.11	49.14	45.64	N/A	34.70	39.97	53.94
2005	2.2	0.826	63.11	56.58	55.14	69.02	44.73	43.03	43.74	34.07	62.18	56.77	N/A	43.04	51.80	69.57
2006	2.0	0.882	72.22	66.22	66.16	73.21	51.82	50.36	50.66	41.84	66.38	62.26	N/A	43.85	60.17	75.41
2007	2.2	0.935	77.47	72.39	72.71	77.06	53.64	52.03	52.38	43.42	71.13	65.71	N/A	49.56	61.78	77.38
2008	2.4	0.943	104.19	99.64	98.30	102.89	84.31	82.60	82.95	74.94	96.08	93.10	N/A	58.38	75.33	104.78
2009	0.4	0.880	63.16	61.78	62.50	66.32	60.18	58.40	58.66	54.46	63.84	62.96	N/A	38.03	48.17	68.17
2010	1.8	0.971	80.86	79.42	80.06	78.02	68.28	66.79	67.12	60.62	76.50	73.81	N/A	46.87	65.59	84.04
2011 Q1	2.0	0.980	88.00	88.00	89.00	85.71	76.29	75.00	75.40	69.50	83.57	82.29	13.22	54.00	66.86	90.00
2011 Q2	2.0	0.980	88.00	88.00	88.50	85.71	76.29	75.00	75.40	69.50	83.57	82.29	13.22	54.00	66.86	90.00
2011 Q3	2.0	0.980	88.00	88.00	88.50	86.73	76.33	75.03	75.43	69.21	84.57	83.27	13.04	54.64	67.65	91.07
2011 Q4	2.0	0.980	88.00	88.00	88.00	86.73	74.59	73.29	73.69	66.96	84.57	83.27	15.16	54.64	67.65	91.07
2011 Full Year	2.0	0.980	88.00	88.00	88.50	86.22	75.87	74.58	74.98	68.79	84.07	82.78	13.66	54.32	67.26	90.54
2012	2.0	0.980	87.25	89.00	88.25	89.29	75.89	74.55	74.95	68.33	84.38	83.04	15.68	56.25	68.75	91.96
2013	2.0	0.980	86.51	90.00	88.50	90.92	75.10	73.73	74.13	67.03	85.01	83.64	17.62	57.28	70.01	92.74
2014	2.0	0.980	86.69	92.00	90.50	92.96	76.23	74.83	75.23	67.84	86.45	84.59	19.21	58.56	71.58	94.82
2015	2.0	0.980	87.92	95.17	93.67	96.19	78.88	77.44	77.84	70.23	89.46	87.54	20.79	60.60	74.07	98.12
2016	2.0	0.980	88.35	97.55	96.05	98.62	80.87	79.39	79.79	72.03	91.72	89.75	21.85	62.13	75.94	100.59
2017	2.0	0.980	89.03	100.26	98.76	101.39	83.14	81.62	82.02	74.08	94.29	92.26	22.62	63.87	78.07	103.42
2018	2.0	0.980	89.44	102.74	101.24	103.92	85.21	83.65	84.05	75.95	96.64	94.57	23.14	65.47	80.02	106.00
2019	2.0	0.980	90.00	105.45	103.95	106.68	87.48	85.88	86.28	78.00	99.22	97.08	23.67	67.21	82.15	108.82
2020	2.0	0.980	90.00	107.56	106.06	108.84	89.25	87.61	88.01	79.59	101.22	99.04	24.20	68.57	83.80	111.01
2021+	2.0	0.980	90.00	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr

Historical futures contract price is an average of the daily settlement price of the near month contract over the calendar month.

Revised 12-31-10

Table FP-4 (continued)
FORECAST PRICES USED IN PREPARING RESERVES DATA

GLJ Petroleum Consultants Ltd.
Natural Gas and Sulphur
Price Forecast
Effective January 1, 2011

Year	Henry Hub Nymex Near Month Contract Constant 2011 $ $US/mmbtu	Henry Hub Nymex Near Month Contract Then Current $US/mmbtu	Midwest Price @ Chicago Then Current $US/mmbtu	AECO/NIT Spot Then Current $Cdn/mmbtu	Alberta Plant Gate Spot Constant 2011 $ $/mmbtu	Alberta Plant Gate Spot Then Current $/mmbtu	Alberta Plant Gate ARP $/mmbtu	Alberta Plant Gate Aggregator $/mmbtu	Alberta Plant Gate Alliance $/mmbtu	Saskatchewan Plant Gate SaskEnergy $/mmbtu	Saskatchewan Plant Gate Spot $/mmbtu	Sumas Spot $US/mmbtu	British Columbia Westcoast Station 2 $/mmbtu	British Columbia Spot Plant Gate $/mmbtu	Sulphur FOB Vancouver $US/LT	Alberta Sulphur at Plant Gate $Cdn/LT
2000	5.43	4.32	3.96	5.08	6.19	4.93	4.50	4.44	N/A	4.79	5.16	4.15	5.06	4.88	38.14	13.59
2001	4.94	4.03	4.45	6.23	7.44	6.07	5.41	4.97	5.29	5.72	6.20	4.57	6.32	6.29	18.29	-14.67
2002	4.01	3.36	3.25	4.04	4.64	3.88	3.88	3.64	3.66	4.04	4.08	2.68	4.18	3.93	29.38	3.04
2003	6.39	5.47	5.46	6.66	7.58	6.49	6.13	5.87	6.15	6.41	6.68	4.66	6.45	6.32	59.81	39.83
2004	7.02	6.18	6.13	6.88	7.61	6.70	6.31	6.16	6.39	6.48	6.85	5.26	6.56	6.45	62.99	38.61
2005	10.04	9.00	8.24	8.58	9.39	8.42	8.30	8.27	8.29	8.36	8.31	7.13	8.22	8.12	63.50	33.77
2006	7.63	6.99	6.93	7.16	7.59	6.96	6.57	6.36	6.34	6.67	6.97	6.27	6.58	6.45	55.07	19.27
2007	7.61	7.12	6.83	6.65	6.87	6.43	6.20	6.13	5.86	6.18	6.40	6.52	6.40	6.25	81.66	42.03
2008	9.30	8.90	8.91	8.16	8.28	7.92	7.88	7.85	7.84	8.07	8.03	8.33	8.21	8.09	497.39	488.64
2009	4.26	4.16	4.05	4.19	4.07	3.98	3.85	3.69	3.23	3.87	4.00	3.91	4.17	4.04	57.06	24.57
2010	4.47	4.39	4.51	4.17	4.00	3.93	4.17	3.73	3.30	3.94	3.80	4.22	4.01	3.90	88.75	48.07
2011 Q1	4.35	4.35	4.45	4.03	3.80	3.80	3.76	3.66	3.22	3.66	4.00	4.10	3.83	3.68	140.00	99.86
2011 Q2	4.35	4.35	4.45	4.03	3.80	3.80	3.76	3.66	3.22	3.66	4.00	4.10	3.83	3.68	140.00	99.86
2011 Q3	4.30	4.30	4.40	3.98	3.75	3.75	3.71	3.61	3.17	3.61	3.95	4.05	3.78	3.63	140.00	99.86
2011 Q4	5.00	5.00	5.10	4.59	4.36	4.36	4.31	4.19	3.86	4.21	4.56	4.75	4.39	4.24	140.00	99.86
2011 Full Year	4.50	4.50	4.60	4.16	3.92	3.92	3.89	3.78	3.37	3.79	4.13	4.25	3.96	3.80	140.00	99.86
2012	5.05	5.15	5.25	4.74	4.42	4.51	4.37	4.34	4.00	4.27	4.71	4.85	4.54	4.39	125.00	84.55
2013	5.53	5.75	5.85	5.31	4.87	5.06	4.91	4.88	4.59	4.81	5.28	5.40	5.11	4.95	125.00	84.55
2014	5.89	6.25	6.35	5.77	5.20	5.52	5.35	5.32	5.08	5.25	5.74	5.90	5.57	5.40	100.00	59.04
2015	6.24	6.75	6.85	6.22	5.52	5.97	5.80	5.76	5.57	5.70	6.19	6.40	6.02	5.86	100.00	59.04
2016	6.43	7.10	7.20	6.53	5.69	6.28	6.09	6.05	5.91	5.99	6.50	6.75	6.33	6.16	100.00	59.04
2017	6.50	7.32	7.42	6.76	5.77	6.50	6.31	6.26	6.13	6.21	6.73	6.97	6.56	6.39	102.00	61.08
2018	6.50	7.47	7.57	6.90	5.79	6.65	6.45	6.41	6.27	6.35	6.87	7.12	6.70	6.53	104.04	63.16
2019	6.50	7.62	7.72	7.06	5.80	6.80	6.60	6.55	6.42	6.50	7.03	7.27	6.86	6.69	106.12	65.29
2020	6.50	7.77	7.87	7.21	5.82	6.95	6.75	6.70	6.56	6.65	7.18	7.42	7.01	6.84	108.24	67.45
2021+	6.50	+2.0%/yr	+2.0%/yr	+2.0%/yr	5.82	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr

Unless otherwise stated, the gas price reference point is the receipt point on the applicable provincial gas transmission system known as the plant gate.
The plant gate price represents the price before raw gas gathering and processing charges are deducted.
AECO-C Spot refers to the one month price averaged for the year.

Revised 12-31-10

TABLE FP-5A
DEJOUR ENERGY (ALBERTA) LTD.
DECEMBER 31, 2010
RECONCILIATION OF COMPANY GROSS RESERVES
BY PRINCIPAL PRODUCT TYPE

FORECAST PRICES AND COSTS

	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids		
FACTORS	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)
December 31, 2009	148	116	264	148	116	264	0	0	0	6	8	14
Discoveries	0	0	0	0	0	0	0	0	0	0	0	1
Extensions*	0	0	0	0	0	0	0	0	0	0	0	0
Infill Drilling*	0	0	0	0	0	0	0	0	0	0	0	0
Improved Recovery*	87	71	157	87	71	157	0	0	0	0	0	0
Technical Revisions	66	(3)	63	66	(3)	63	0	0	0	2	0	2
Acquisitions	0	0	0	0	0	0	0	0	0	0	0	0
Dispositions	0	0	0	0	0	0	0	0	0	0	0	0
Economic Factors	0	0	0	0	0	0	0	0	0	0	0	0
Production	(84)	0	(84)	(84)	0	(84)	0	0	0	(2)	0	(2)
December 31, 2010	216	184	400	216	184	400	0	0	0	6	8	15

	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE		
FACTORS	Proved (MMcf)	Probable (MMcf)	Proved + Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved + Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved + Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved + Probable (Mboe)
December 31, 2009	1,156	758	1,914	1,156	758	1,914	0	0	0	346	250	596
Discoveries	198	108	306	198	108	306	0	0	0	33	19	52
Extensions*	0	0	0	0	0	0	0	0	0	0	0	0
Infill Drilling*	0	0	0	0	0	0	0	0	0	0	0	0
Improved Recovery*	(16)	(10)	(26)	(16)	(10)	(26)	0	0	0	84	69	153
Technical Revisions	540	198	739	540	198	739	0	0	0	158	31	189
Acquisitions	0	0	0	0	0	0	0	0	0	0	0	0
Dispositions	(93)	(66)	(159)	(93)	(66)	(159)	0	0	0	(15)	(12)	(27)
Economic Factors	(109)	(87)	(196)	(109)	(87)	(196)	0	0	0	(18)	(15)	(33)
Production	(552)	0	(552)	(552)	0	(552)	0	0	0	(178)	0	(178)
December 31, 2010	1,125	902	2,027	1,125	902	2,027	0	0	0	410	342	752

** The above change categories correspond to standards set out in the Canadian Oil and Gas Evaluation Handbook. For reporting under NI 51-101, reserves additions under Infill Drilling, Improved Recovery and Extensions should be combined and reported as "Extensions and Improved Recovery".*

TABLE FP-5B
DECEMBER 31, 2009
RECONCILIATION OF COMPANY GROSS RESERVES
BY PRINCIPAL PRODUCT TYPE

FORECAST PRICES AND COSTS

	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids		
FACTORS	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)
December 31, 2008	333	441	774	333	441	774	0	0	0	16	13	29
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Extensions*	0	0	0	0	0	0	0	0	0	0	0	0
Infill Drilling*	0	0	0	0	0	0	0	0	0	0	0	0
Improved Recovery*	0	0	0	0	0	0	0	0	0	0	0	0
Technical Revisions	(1)	(188)	(189)	(1)	(188)	(189)	0	0	0	0	(1)	(1)
Acquisitions	0	0	0	0	0	0	0	0	0	0	0	0
Dispositions	(112)	(137)	(249)	(112)	(137)	(249)	0	0	0	(8)	(5)	(13)
Economic Factors	0	0	0	0	0	0	0	0	0	0	0	0
Production	(72)	0	(72)	(72)	0	(72)	0	0	0	(2)	0	(2)
December 31, 2009	148	116	264	148	116	264	0	0	0	6	8	14

	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE		
FACTORS	Proved (MMcf)	Probable (MMcf)	Proved + Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved + Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved + Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved + Probable (Mboe)
December 31, 2008	2,187	1,274	3,461	2,187	1,274	3,461	0	0	0	714	667	1,381
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Extensions*	0	0	0	0	0	0	0	0	0	0	0	0
Infill Drilling*	0	0	0	0	0	0	0	0	0	0	0	0
Improved Recovery*	0	0	0	0	0	0	0	0	0	0	0	0
Technical Revisions	132	(143)	(11)	132	(143)	(11)	0	0	0	21	(213)	(192)
Acquisitions	0	0	0	0	0	0	0	0	0	0	0	0
Dispositions	(608)	(372)	(980)	(608)	(372)	(980)	0	0	0	(222)	(204)	(426)
Economic Factors	0	0	0	0	0	0	0	0	0	0	0	0
Production	(556)	0	(556)	(556)	0	(556)	0	0	0	(167)	0	(167)
December 31, 2009	1,156	758	1,914	1,156	758	1,914	0	0	0	346	250	596

** The above change categories correspond to standards set out in the Canadian Oil and Gas Evaluation Handbook. For reporting under NI 51-101, reserves additions under Infill Drilling, Improved Recovery and Extensions should be combined and reported as "Extensions and Improved Recovery".*

Table FP-6

Company:	Dejour Energy (Alberta) Ltd.	Reserve Class:	Various
Property:	Corporate	Development Class:	Classifications
Description:	After Tax Analysis	Pricing:	GLJ (2011-01)
		Effective Date:	December 31, 2010

Undeveloped Reserves Attributed in Current Year

Proved Undeveloped Reserves

L&M Oil (Mbbl)		Heavy Oil (Mbbl)		Conventional Natural Gas (MMcf)		Natural Gas Liquids (Mbbl)		BOE (Mbbl)	
Attributed This Year*	Current Total	Attributed This Year	Current Total	Attributed This Year	Current Total	Attributed This Year	Current Total	Attributed This Year	Current Total
86.5	121.30	0.00	0.00	-16.01	-16.01	0.00	-0.04	83.8	118.60

Probable Undeveloped Reserves

L&M Oil (Mbbl)		Heavy Oil (Mbbl)		Conventional Natural Gas (MMcf)		Natural Gas Liquids (Mbbl)		BOE (Mbbl)	
Attributed This Year	Current Total	Attributed This Year	Current Total	Attributed This Year	Current Total	Attributed This Year	Current Total	Attributed This Year	Current Total
70.8	136.44	0.00	0.00	-26	48.92	0.00	0.11	66.5	144.71

* Refers to reserves first attributed in this fiscal year ending on the effective date.

BOE Factors:	HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
	COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

Table FP-7

Company: **Dejour Energy (Alberta) Ltd.**
Property: **Corporate**
Description: **After Tax Analysis**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2011-01)**
Effective Date: **December 31, 2010**

Company Annual Capital Expenditures (M$)

	Year												Totals			
Entity Description	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Subtotal	Remainder	Total	10% Discounted
Proved Producing	94	77	78	0	0	0	0	0	0	0	0	0	248	0	248	217
Total Proved	2,564	437	156	0	0	0	0	0	0	0	0	37	3,194	0	3,194	2,958
Total Proved Plus Probable	2,564	490	1,229	0	0	0	0	0	0	0	0	0	4,282	40	4,322	3,847

Table FP-8

Company: **Dejour Energy (Alberta) Ltd.**
Property: **Corporate**
Description: **After Tax Analysis**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2011-01)**
Effective Date: **December 31, 2010**

Company Annual Abandonment Costs (M$)

	Year												Totals			
Entity Description	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Subtotal	Remainder	Total	10% Discounted
Proved Producing	0	151	0	0	0	66	0	0	0	0	0	0	217	0	217	170
Total Proved	0	151	0	0	0	0	68	0	0	0	0	0	218	17	235	170
Total Proved Plus Probable	0	0	122	61	32	0	0	0	70	0	0	0	286	34	320	199

Table FP-9

Company: **Dejour Energy (Alberta) Ltd.**
Property: **Corporate**
Description: **After Tax Analysis**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2011-01)**
Effective Date: **December 31, 2010**

Summary of First Year Production and Oil and Gas Reserves

2011 Average Daily Production

Entity Description	Light and Medium Oil Compny Gross bbl/d	Light and Medium Oil Compny Net bbl/d	Heavy Oil Compny Gross bbl/d	Heavy Oil Compny Net bbl/d	Natural Gas Compny Gross Mcf/d	Natural Gas Compny Net Mcf/d	Natural Gas Liquids Compny Gross bbl/d	Natural Gas Liquids Compny Net bbl/d	Oil Equivalent Compny Gross bbl/d	Oil Equivalent Compny Net bbl/d
Proved Producing										
Drake/Woodrush	55	48	0	0	1,514	1,359	3	2	311	277
Other Properties	0	0	0	0	0	0	0	0	0	0
Total: Proved Producing	**55**	**48**	**0**	**0**	**1,514**	**1,359**	**3**	**2**	**311**	**277**
Proved Developed Nonproducing										
Drake/Woodrush	0	0	0	0	0	0	0	0	0	0
Other Properties	0	0	0	0	0	0	0	0	0	0
Total: Proved Developed Nonproducing	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Proved Undeveloped										
Drake/Woodrush	99	76	0	0	-115	-102	0	0	80	58
Other Properties	0	0	0	0	0	0	0	0	0	0
Total: Proved Undeveloped	**99**	**76**	**0**	**0**	**-115**	**-102**	**0**	**0**	**80**	**58**
Total Proved										
Drake/Woodrush	155	124	0	0	1,400	1,257	3	2	391	335
Other Properties	0	0	0	0	0	0	0	0	0	0
Total: Total Proved	**155**	**124**	**0**	**0**	**1,400**	**1,257**	**3**	**2**	**391**	**335**
Total Probable										
Drake/Woodrush	76	58	0	0	229	209	0	0	115	93
Other Properties	0	0	0	0	0	0	0	0	0	0
Total: Total Probable	**76**	**58**	**0**	**0**	**229**	**209**	**0**	**0**	**115**	**93**
Total Proved Plus Probable										
Drake/Woodrush	231	181	0	0	1,629	1,466	3	2	506	428
Other Properties	0	0	0	0	0	0	0	0	0	0
Total: Total Proved Plus Probable	**231**	**181**	**0**	**0**	**1,629**	**1,466**	**3**	**2**	**506**	**428**

Reserves

Entity Description	Light and Medium Oil Compny Gross Mbbl	Light and Medium Oil Compny Net Mbbl	Heavy Oil Compny Gross Mbbl	Heavy Oil Compny Net Mbbl	Natural Gas Compny Gross MMcf	Natural Gas Compny Net MMcf	Natural Gas Liquids Compny Gross Mbbl	Natural Gas Liquids Compny Net Mbbl	Oil Equivalent Compny Gross Mbbl	Oil Equivalent Compny Net Mbbl
Proved Producing										
Drake/Woodrush	95	85	0	0	900	798	2	1	247	219
Other Properties	0	0	0	0	0	0	0	0	0	0
Total: Proved Producing	**95**	**85**	**0**	**0**	**900**	**798**	**2**	**1**	**247**	**219**
Proved Developed Nonproducing										
Drake/Woodrush	0	0	0	0	0	0	0	0	0	0
Other Properties	0	0	0	0	241	191	5	3	45	35
Total: Proved Developed Nonproducing	**0**	**0**	**0**	**0**	**241**	**191**	**5**	**3**	**45**	**35**
Proved Undeveloped										
Drake/Woodrush	121	95	0	0	-16	-15	0	0	119	92
Other Properties	0	0	0	0	0	0	0	0	0	0
Total: Proved Undeveloped	**121**	**95**	**0**	**0**	**-16**	**-15**	**0**	**0**	**119**	**92**
Total Proved										
Drake/Woodrush	216	179	0	0	884	784	2	1	365	311
Other Properties	0	0	0	0	241	191	5	3	45	35
Total: Total Proved	**216**	**179**	**0**	**0**	**1,125**	**975**	**6**	**4**	**410**	**346**
Total Probable										
Drake/Woodrush	184	147	0	0	651	562	1	1	293	241
Other Properties	0	0	0	0	251	190	7	4	49	36
Total: Total Probable	**184**	**147**	**0**	**0**	**902**	**752**	**8**	**5**	**342**	**277**
Total Proved Plus Probable										
Drake/Woodrush	400	326	0	0	1,535	1,346	3	2	659	552
Other Properties	0	0	0	0	492	381	12	7	94	71
Total: Total Proved Plus Probable	**400**	**326**	**0**	**0**	**2,027**	**1,727**	**15**	**10**	**752**	**623**

BOE Factors:	HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
	COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

Table CP-1

Company:	**Dejour Energy (Alberta) Ltd.**	Reserve Class:	**Various**
Property:	**Corporate**	Development Class:	**Classifications**
Description:	**After Tax Analysis**	Pricing:	**SEC Posted 2010/12/31 (12 Month Avg)**
		Effective Date:	**December 31, 2010**

Summary Of Oil And Gas Reserves And Net Present Values of Future Net Revenue

RESERVES SUMMARY

Reserves Category	Light And Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total Oil Equivalent	
	Company Gross Mbbl	Company Net Mbbl	Company Gross Mbbl	Company Net Mbbl	Company Gross MMcf	Company Net MMcf	Company Gross Mbbl	Company Net Mbbl	Company Gross Mboe	Company Net Mboe
PROVED										
Producing	84	74	0	0	855	768	2	1	228	204
Developed Nonproducing	0	0	0	0	229	187	5	3	43	34
Undeveloped	118	92	0	0	-21	-19	0	0	115	89
TOTAL PROVED	202	167	0	0	1,063	936	6	4	386	327
TOTAL PROBABLE	183	146	0	0	727	624	8	5	312	255
TOTAL PROVED PLUS PROBABLE	386	313	0	0	1,790	1,560	14	9	698	582

NET PRESENT VALUE SUMMARY

Reserves Category	Net Present Values of Future Net Revenue Before Income Taxes Discounted At (%/year)					Unit Value Before Income Tax Discounted at 10%/year	
	0% M$	5% M$	10% M$	15% M$	20% M$	$/boe	$/Mcfe
PROVED							
Producing	1,701	1,619	1,547	1,483	1,426	7.60	1.27
Developed Nonproducing	375	280	217	172	139	6.35	1.06
Undeveloped	1,696	1,404	1,167	971	808	13.08	2.18
TOTAL PROVED	3,772	3,304	2,931	2,626	2,373	8.96	1.49
TOTAL PROBABLE	7,552	6,597	5,854	5,261	4,777	22.93	3.82
TOTAL PROVED PLUS PROBABLE	11,324	9,901	8,785	7,887	7,150	15.09	2.51

Reserves Category	Net Present Values of Future Net Revenue After Income Taxes Discounted At (%/year)				
	0% M$	5% M$	10% M$	15% M$	20% M$
PROVED					
Producing	1,701	1,619	1,547	1,483	1,426
Developed Nonproducing	375	280	217	172	139
Undeveloped	1,696	1,404	1,167	971	808
TOTAL PROVED	3,772	3,304	2,931	2,626	2,373
TOTAL PROBABLE	7,552	6,597	5,854	5,261	4,777
TOTAL PROVED PLUS PROBABLE	11,324	9,901	8,785	7,887	7,150

Note: Unit values are based on Company Net Reserves.

Table CP-2

Company:	**Dejour Energy (Alberta) Ltd.**	Reserve Class:	**Various**
Property:	**Corporate**	Development Class:	**Classifications**
Description:	**After Tax Analysis**	Pricing:	**SEC Posted 2010/12/31 (12 Month Avg)**
		Effective Date:	**December 31, 2010**

Total Future Net Revenue (Undiscounted)

Reserves Category	Revenue M$	Royalties M$	Operating Costs M$	Capital Development Costs M$	Abandonment Costs M$	Future Net Revenue Before Income Taxes M$	Income Tax M$	Future Net Revenue After Income Taxes M$
Proved Producing	9,452	1,037	6,262	244	208	1,701	0	1,701
Proved Developed Nonproducing	1,174	146	461	180	12	375	0	375
Proved Undeveloped	8,133	1,798	1,890	2,748	0	1,696	0	1,696
Total Proved	**18,758**	**2,981**	**8,613**	**3,172**	**220**	**3,772**	**0**	**3,772**
Total Probable	**16,174**	**3,039**	**4,430**	**1,083**	**70**	**7,552**	**0**	**7,552**
Total Proved Plus Probable	**34,932**	**6,020**	**13,044**	**4,255**	**289**	**11,324**	**0**	**11,324**

Notes

1. Disclosure is required for Total Proved and Proved Plus Probable reserves

Table CP-3

Company:	**Dejour Energy (Alberta) Ltd.**	Reserve Class:	**Various**
Property:	**Corporate**	Development Class:	**Classifications**
Description:	**After Tax Analysis**	Pricing:	**SEC Posted 2010/12/31 (12 Month Avg)**
		Effective Date:	**December 31, 2010**

Future Net Revenue by Production Group

	Future Net Revenue Before Income Taxes [3] (Discounted at 10% per year)		
	M$	$/boe	$/Mcfe
Proved Producing			
Light & Medium Oil [1]	932	9.21	1.54
Natural Gas [2]	615	6.01	1.00
Total: Proved Producing	**1,547**	**7.60**	**1.27**
Total Proved			
Light & Medium Oil [1]	2,112	11.09	1.85
Natural Gas [2]	818	5.99	1.00
Total: Total Proved	**2,931**	**8.96**	**1.49**
Total Proved Plus Probable			
Light & Medium Oil [1]	7,256	20.25	3.38
Natural Gas [2]	1,529	6.83	1.14
Total: Total Proved Plus Probable	**8,785**	**15.09**	**2.51**

Notes
1. Including solution gas and other by-products
2. Including by-products but excluding solution gas
3. Unit values are based on Company Net Reserves.

Percentage of Future Net Revenue (10% DCF)

Total Proved


Natural Gas (27.9 %)
L & M Oil (72.1 %)

Total Proved Plus Probable


Natural Gas (17.4 %)
L & M Oil (82.6 %)

Table CP-4
GLJ Petroleum Consultants
Crude Oil and Natural Gas Liquids
SEC Posted 2010/12/31 (12 Month Avg)
Effective January 01, 2011

	Bank of Canada Average Noon	NYMEX WTI Near Month Futures Contract Crude Oil at Cushing Oklahoma		Brent Blend Crude Oil FOB North Sea	Light, Sweet Crude Oil (40 API, 0.3%S) at Edmonton	Bow River Crude Oil Stream Quality at Hardisty	Lloyd Blend Crude Oil Stream Quality at Hardisty	WCS Crude Oil Stream Quality at Hardisty	Heavy Crude Oil Proxy (12 API) at Hardisty	Light Sour Crude Oil (35 API, 1.2%S) at Cromer	Medium Crude Oil (29 API, 2.0%S) at Cromer	Alberta Natural Gas Liquids (Then Current Dollars)			
Inflation %	Exchange Rate $US/$C	Constant 2011 $ $US/bbl	Then Current $US/bbl	Then Current $US/bbl	Then Current $C/bbl	Then Current $C/bbl	Then Current $C/bbl	Then Current $C/bbl	Then Current $C/bbl	Then Current $C/bbl	Then Current $C/bbl	Spec Ethane $C/bbl	Edmonton Propane $C/bbl	Edmonton Butane $C/bbl	Edmonton Pentanes Plus $C/bbl
0.0	0.9672	79.40	79.40	79.17	78.23	68.81	67.76	68.81	61.72	77.19	74.21	13.37	45.10	66.10	84.57

GLJ Petroleum Consultants
Natural Gas and Sulphur
SEC Posted 2010/12/31 (12 Month Avg)
Effective January 01, 2011

Henry Hub Nymex Near Month Contract		Midwest Price @ Chicago	AECO/NIT Spot	Alberta Plant Gate					Saskatchewan Plant Gate			British Columbia		Sulphur FOB Vancouver	Alberta Sulphur at Plant Gate
				Spot											
Constant 2011 $ $US/MMbtu	Then Current $US/MMbtu	Then Current $US/MMbtu	Then Current $C/MMbtu	2011 $ $C/MMbtu	Then Current $C/MMbtu	ARP $C/MMbtu	Aggregator $C/MMbtu	Alliance $C/MMbtu	SaskEnergy $C/MMbtu	Spot $C/MMbtu	Sumas Spot $US/MMbtu	Westcoast Station 2 $C/MMbtu	Spot Plant Gate $C/MMbtu	$US/LT	$C/LT
4.38	4.38	4.47	4.06	3.84	3.84	3.73	3.68	3.28	3.63	4.03	4.29	3.83	3.65	88.94	48.96

TABLE CP-5

RESERVES RECONCILIATION

A reserves reconciliation for the constant price analysis has not been prepared.

TABLE CP-6

COMPANY GROSS RESERVES FIRST ATTRIBUTED BY YEAR

A Timing of Initial Undeveloped Reserves Booking table has not been prepared.

Table CP-7

Company: **Dejour Energy (Alberta) Ltd.**
Property: **Corporate**
Description: **After Tax Analysis**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **SEC Posted 2010/12/31 (12 Month Avg)**
Effective Date: **December 31, 2010**

Company Annual Capital Expenditures (M$)

	Year												Totals			
Entity Description	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Subtotal	Remainder	Total	10% Discounted
Proved Producing	94	75	75	0	0	0	0	0	0	0	0	0	244	0	244	213
Total Proved	2,564	428	150	0	0	0	0	0	0	0	0	30	3,172	0	3,172	2,944
Total Proved Plus Probable	2,564	480	1,181	0	0	0	0	0	0	0	0	0	4,225	30	4,255	3,799

Table CP-8

Company: **Dejour Energy (Alberta) Ltd.**
Property: **Corporate**
Description: **After Tax Analysis**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **SEC Posted 2010/12/31 (12 Month Avg)**
Effective Date: **December 31, 2010**

Company Annual Abandonment Costs (M$)

	Year												Totals			
Entity Description	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Subtotal	Remainder	Total	10% Discounted
Proved Producing	30	118	0	0	60	0	0	0	0	0	0	0	208	0	208	170
Total Proved	30	118	0	0	0	60	0	0	0	0	0	0	208	12	220	169
Total Proved Plus Probable	0	115	60	0	30	0	0	60	0	0	0	12	277	12	289	202

Table CP-9

Company:	**Dejour Energy (Alberta) Ltd.**	Reserve Class:	**Various**
Property:	**Corporate**	Development Class:	**Classifications**
Description:	**After Tax Analysis**	Pricing:	**SEC Posted 2010/12/31 (12 Month Avg)**
		Effective Date:	**December 31, 2010**

Summary of First Year Production and Oil and Gas Reserves

	2011 Average Daily Production										Reserves									
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Oil Equivalent		Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Oil Equivalent	
Entity Description	Compny Gross bbl/d	Compny Net bbl/d	Compny Gross bbl/d	Compny Net bbl/d	Compny Gross Mcf/d	Compny Net Mcf/d	Compny Gross bbl/d	Compny Net bbl/d	Compny Gross bbl/d	Compny Net bbl/d	Compny Gross Mbbl	Compny Net Mbbl	Compny Gross Mbbl	Compny Net Mbbl	Compny Gross MMcf	Compny Net MMcf	Compny Gross Mbbl	Compny Net Mbbl	Compny Gross Mbbl	Compny Net Mbbl
Proved Producing																				
Drake/Woodrush	55	48	0	0	1,514	1,364	3	2	311	278	84	74	0	0	855	768	2	1	228	204
Other Properties	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total: Proved Producing	**55**	**48**	**0**	**0**	**1,514**	**1,364**	**3**	**2**	**311**	**278**	**84**	**74**	**0**	**0**	**855**	**768**	**2**	**1**	**228**	**204**
Proved Developed Nonproducing																				
Drake/Woodrush	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other Properties	0	0	0	0	0	0	0	0	0	0	0	0	0	0	229	187	5	3	43	34
Total: Proved Developed Nonproducing	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**229**	**187**	**5**	**3**	**43**	**34**
Proved Undeveloped																				
Drake/Woodrush	99	76	0	0	-115	-102	0	0	80	58	118	92	0	0	-21	-19	0	0	115	89
Other Properties	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total: Proved Undeveloped	**99**	**76**	**0**	**0**	**-115**	**-102**	**0**	**0**	**80**	**58**	**118**	**92**	**0**	**0**	**-21**	**-19**	**0**	**0**	**115**	**89**
Total Proved																				
Drake/Woodrush	155	124	0	0	1,400	1,263	3	2	391	336	202	167	0	0	834	749	2	1	343	293
Other Properties	0	0	0	0	0	0	0	0	0	0	0	0	0	0	229	187	5	3	43	34
Total: Total Proved	**155**	**124**	**0**	**0**	**1,400**	**1,263**	**3**	**2**	**391**	**336**	**202**	**167**	**0**	**0**	**1,063**	**936**	**6**	**4**	**386**	**327**
Total Probable																				
Drake/Woodrush	76	58	0	0	229	210	0	0	115	93	183	146	0	0	484	431	1	1	265	219
Other Properties	0	0	0	0	0	0	0	0	0	0	0	0	0	0	243	193	7	4	47	36
Total: Total Probable	**76**	**58**	**0**	**0**	**229**	**210**	**0**	**0**	**115**	**93**	**183**	**146**	**0**	**0**	**727**	**624**	**8**	**5**	**312**	**255**
Total Proved Plus Probable																				
Drake/Woodrush	231	181	0	0	1,629	1,473	3	2	506	429	386	313	0	0	1,318	1,180	3	2	608	512
Other Properties	0	0	0	0	0	0	0	0	0	0	0	0	0	0	472	380	11	7	90	70
Total: Total Proved Plus Probable	**231**	**181**	**0**	**0**	**1,629**	**1,473**	**3**	**2**	**506**	**429**	**386**	**313**	**0**	**0**	**1,790**	**1,560**	**14**	**9**	**698**	**582**

BOE Factors:	HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
	COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

AFTER TAX ANALYSIS

TABLE OF CONTENTS

AFTER TAX ANALYSIS

Canadian income taxes were calculated based on currently legislated federal and provincial tax rates, tax regulations and tax pool information provided by the Company. After tax values for reserves development status or production status subcategories (i.e. developed, undeveloped, producing, non-producing) are calculated by difference.

Tax Pools

The following tax pools as of the effective date, were included in the income tax calculations:

Tax Pool Classification	Write-Off Rate (%)	Tax Pool (M$)
Canadian Exploration Expense	100	6038.5
Non-Capital Losses	100	4736.2
Canadian Development Expense	30	978.0
Capital Cost Allowance:		
Class 41	25	6204.7
Others	30	6.7

Tax Rates

Federal income tax calculations incorporate recently enacted reductions in general corporate income tax rates as follows:

Year	Federal Income Tax Rate
2011	16.5%
2012+	15.0%

Allocation of revenues to Canadian provinces for income tax purposes depends on several factors in addition to the provincial origin of the resource revenues. The average future annual provincial tax rate has been calculated based on an allocation of provincial resource revenues and their respective tax rate as follows:

Year	Alberta Tax Rate	Alberta Allocation	B.C. Tax Rate	B.C. Allocation	Sask. Tax Rate	Sask. Allocation	Man. Tax Rate	Man. Allocation	Avg. Ann. Tax Rate
2011+	10.00%	-	10.00%	100.00%	12.00%	-	12.00%	-	10.00%

Company total after tax economic forecasts for all reserves categories are attached.

FORECAST PRICING

AFTER TAX ECONOMIC FORECASTS

Company:	Dejour Energy (Alberta) Ltd.	Reserve Class:	Various
Property:	Corporate	Development Class:	Classifications
Description:	After Tax Analysis	Pricing:	GLJ (2011-01)
		Effective Date:	December 31, 2010

Summary of Reserves and Values

	Proved Producing	Proved Developed Non-producing	Proved Undeveloped	Total Proved	Total Probable	Total Proved Plus Probable
MARKETABLE RESERVES						
Light/Medium Oil (Mbbl)						
Total Company Interest	95	0	121	216	184	400
Working Interest	95	0	121	216	184	400
Net After Royalty	85	0	95	179	147	326
Gas (MMcf)						
Total Company Interest	900	241	-16	1,125	902	2,027
Working Interest	900	241	-16	1,125	902	2,027
Net After Royalty	798	191	-15	975	752	1,727
Natural Gas Liquids (Mbbl)						
Total Company Interest	2	5	0	6	8	15
Working Interest	2	5	0	6	8	15
Net After Royalty	1	3	0	4	5	10
Oil Equivalent (Mbbl)						
Total Company Interest	247	45	119	410	342	752
Working Interest	247	45	119	410	342	752
Net After Royalty	219	35	92	346	277	623
BEFORE TAX PRESENT VALUE (M$)						
0%	2,790	807	2,903	6,500	10,427	16,928
5%	2,595	565	2,438	5,598	8,911	14,509
8%	2,493	468	2,205	5,167	8,197	13,364
10%	2,430	417	2,066	4,914	7,781	12,695
12%	2,371	374	1,939	4,683	7,406	12,089
15%	2,288	321	1,766	4,374	6,905	11,279
20%	2,165	255	1,519	3,938	6,206	10,144
AFTER TAX PRESENT VALUE (M$)						
0%	2,790	807	2,903	6,500	10,427	16,928
5%	2,595	565	2,438	5,598	8,911	14,509
8%	2,493	468	2,205	5,167	8,197	13,364
10%	2,430	417	2,066	4,914	7,781	12,695
12%	2,371	374	1,939	4,683	7,406	12,089
15%	2,288	321	1,766	4,374	6,905	11,279
20%	2,165	255	1,519	3,938	6,206	10,144

BOE Factors:								
	HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
	COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

Company:	Dejour Energy (Alberta) Ltd.	Reserve Class:	Proved
Property:	Corporate	Development Class:	Producing
Description:	After Tax Analysis	Pricing:	GLJ (2011-01)
		Effective Date:	December 31, 2010

Economic Forecast

PRODUCTION FORECAST

	Company Wells		Light/Medium Oil Production				Solution Gas Production				Residue Gas Production			
Year	Oil	Gas	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf
2011	2	4	55	20	18	77.42	200	73	65	4.40	1,315	480	431	4.22
2012	2	4	49	18	16	80.49	124	45	40	5.09	642	234	203	4.88
2013	2	0	48	18	16	82.12	85	31	27	5.74	0	0	0	0.00
2014	2	0	42	15	14	84.16	52	19	17	6.28	0	0	0	0.00
2015	2	0	35	13	12	87.39	31	11	10	6.82	0	0	0	0.00
2016	2	0	30	11	10	89.82	18	7	6	7.18	0	0	0	0.00
Tot.				**95**	**85**	**82.76**		**186**	**164**	**5.23**		**714**	**634**	**4.44**

	Total Gas Production				Condensate Production				Butane Production			
Year	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	1,514	553	496	4.24	2	1	1	78.99	1	0	0	56.26
2012	765	279	243	4.91	1	0	0	80.97	0	0	0	57.75
2013	85	31	27	5.74	0	0	0	80.24	0	0	0	59.01
2014	52	19	17	6.28	0	0	0	82.32	0	0	0	60.58
2015	31	11	10	6.82	0	0	0	85.62	0	0	0	63.07
2016	18	7	6	7.18	0	0	0	88.09	0	0	0	64.94
Tot.		**900**	**798**	**4.60**		**1**	**1**	**79.88**		**0**	**0**	**57.15**

	Total NGL Production				Total Oil + NGL Production				Total Oil Equiv. Production			
Year	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	3	1	1	73.58	58	21	18	77.23	311	113	101	35.16
2012	1	0	0	76.42	50	18	16	80.38	178	65	57	43.86
2013	0	0	0	73.87	48	18	16	82.08	63	23	20	71.27
2014	0	0	0	75.80	42	15	14	84.14	51	19	17	76.21
2015	0	0	0	78.85	36	13	12	87.38	41	15	13	81.52
2016	0	0	0	81.15	30	11	10	89.81	34	12	11	85.52
Tot.		**2**	**1**	**74.61**		**97**	**86**	**82.62**		**247**	**219**	**49.16**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest				Royalty Interest	Company Interest									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2011	1,563	2,345	78	3,986	0	3,986	377	88	0	6	459	3,527	1,378	668	2,045
2012	1,436	1,372	37	2,845	0	2,845	277	82	0	4	355	2,490	1,369	369	1,739
2013	1,446	179	5	1,630	0	1,630	193	0	0	0	193	1,438	821	122	943
2014	1,289	119	3	1,411	0	1,411	147	0	0	0	147	1,264	837	98	935
2015	1,130	76	2	1,209	0	1,209	108	0	0	0	108	1,101	854	79	933
2016	997	48	1	1,047	0	1,047	80	0	0	0	80	966	871	65	936
Tot.	**7,862**	**4,140**	**127**	**12,128**	**0**	**12,128**	**1,182**	**171**	**0**	**10**	**1,342**	**10,786**	**6,130**	**1,401**	**7,531**
Disc	6,124	3,730	115	9,969	0	9,969	974	156	0	9	1,120	8,849	4,819	1,213	6,032

Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment Dev. M$	Plant M$	Tang. M$	Total M$	Before Tax Cash Flow Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	1,481	0	0	1,481	0	94	0	94	1,388	1,388	1,323
2012	0	0	0	752	0	151	601	77	0	0	77	525	1,912	1,778
2013	0	0	0	495	0	0	495	78	0	0	78	417	2,329	2,106
2014	0	0	0	328	0	0	328	0	0	0	0	328	2,658	2,342
2015	0	0	0	169	0	0	169	0	0	0	0	169	2,826	2,451
2016	0	0	0	30	0	66	-36	0	0	0	0	-36	2,790	2,430
Tot.	**0**	**0**	**0**	**3,255**	**0**	**217**	**3,038**	**155**	**94**	**0**	**248**	**2,790**	**2,790**	**2,430**
Disc	0	0	0	2,817	0	170	2,647	128	89	0	217	2,430	2,430	2,430

AFTER TAX ANALYSIS

Year	Oper. Income M$	Tax Pool Balances Incl. Current Year Additions: CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Depreciation & Writeoffs: CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Total M$
2011	1,481	6,305	0	978	6,039	4,736	1,565	0	293	0	0	1,858
2012	601	4,740	0	761	6,039	4,736	1,185	0	228	0	0	1,414
2013	495	3,555	0	611	6,039	4,736	889	0	183	0	0	1,072
2014	328	2,666	0	428	6,039	4,736	667	0	128	0	0	795
2015	169	1,999	0	299	6,039	4,736	500	0	90	0	0	590
2016	-36	1,499	0	210	6,039	4,736	375	0	63	0	0	438
Tot.	**3,038**	**1,499**	**0**	**210**	**6,039**	**4,736**	**5,181**	**0**	**986**	**0**	**0**	**6,166**
Disc	2,647						4,245	0	810	0	0	5,055

Year	Taxable Income M$	Federal: Tax Rate %	Income Tax M$	Provincial: Tax Rate %	Income Tax M$	ARTD & Investment Credits M$	Income Tax Payable M$	Net Cash Flow Before Income Tax: Annual M$	Cum. M$	10.0% Dcf M$	Net Cash Flow After Income Tax: Annual M$	Cum. M$	10.0% Dcf M$
2011	-377	16.5	0	10.0	0	0	0	1,388	1,388	1,323	1,388	1,388	1,323
2012	-813	15.0	0	10.0	0	0	0	525	1,912	1,778	525	1,912	1,778
2013	-577	15.0	0	10.0	0	0	0	417	2,329	2,106	417	2,329	2,106
2014	-466	15.0	0	10.0	0	0	0	328	2,658	2,342	328	2,658	2,342
2015	-421	15.0	0	10.0	0	0	0	169	2,826	2,451	169	2,826	2,451
2016	-474	15.0	0	10.0	0	0	0	-36	2,790	2,430	-36	2,790	2,430
Tot.	**-3,128**		**0**		**0**	**0**	**0**	**2,790**	**2,790**	**2,430**	**2,790**	**2,790**	**2,430**
Disc	-2,407		0		0	0	0	2,430	2,430	2,430	2,430	2,430	2,430

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011: Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents: Oil Eq. Factor	Company Mboe	% of Total	Reserve Life Indic. (yr): Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	95	0	95	85	1.000	95	39	6.0	4.7	2.5
Solution Gas	MMcf	186	0	186	164	6.000	31	13	6.0	2.6	1.4
Residue Gas	MMcf	714	0	714	634	6.000	119	48	2.0	1.5	0.7
Total: Gas	MMcf	900	0	900	798	6.000	150	61	6.0	1.6	0.8
Gas Heat Content	BBtu	1,023	0	1,023	907	0.000	0	0	6.0	1.6	0.8
Condensate	Mbbl	1	0	1	1	1.000	1	1	6.0	1.6	0.8
Total: NGL	Mbbl	2	0	2	1	1.000	2	1	6.0	1.6	0.8
Total: Oil+NGL	Mbbl	97	0	97	86	1.000	97	39	6.0	4.6	2.5
Total: Oil Eq.	Mboe	247	0	247	219	1.000	247	100	6.0	2.2	1.2

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values: Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties: Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	86.22	-8.80	77.42	10.31	21.32	0.00	45.79	7,009	65	5,442	61
Solution Gas	$/Mcf	3.93	0.48	4.40	0.50	3.03	0.00	0.87	857	8	713	8
Residue Gas	$/Mcf	3.93	0.29	4.22	0.41	2.91	0.00	0.90	2,821	26	2,604	29
Total: Gas	$/Mcf	3.93	0.32	4.24	0.42	2.92	0.00	0.90	3,678	34	3,317	37
Condensate	$/bbl	88.04	-9.05	78.99	17.05	0.00	0.00	61.94	81	1	73	1
Butane	$/bbl	67.26	-11.00	56.26	10.12	0.00	0.00	46.13	18	0	16	0
Total: NGL	$/bbl	83.10	-9.51	73.58	15.41	0.00	0.00	58.18	99	1	90	1
Total: Oil+NGL	$/bbl	86.07	-8.84	77.23	10.56	20.26	0.00	46.41	7,108	66	5,532	63
Total: Oil Eq.	$/boe	35.27	-0.11	35.16	4.05	18.04	0.00	13.07	10,786	100	8,849	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)	Initial	Average	Disc. Rate %	Net Present Value Before Income Tax: Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe	Net Present Value After Income Tax: Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
Crown Royalty	9.4517	9.7431	0.0	3,255	3,038	248	2,790	11.31	3,038	248	2,790	11.31
Non-crown Royalty	2.2162	1.4072	5.0	3,018	2,827	232	2,595	10.52	2,827	232	2,595	10.52
Mineral Tax	0.0000	0.0000	8.0	2,893	2,716	223	2,493	10.11	2,716	223	2,493	10.11
			10.0	2,817	2,647	217	2,430	9.85	2,647	217	2,430	9.85
			12.0	2,745	2,582	212	2,371	9.61	2,582	212	2,371	9.61
			15.0	2,645	2,492	204	2,288	9.27	2,492	204	2,288	9.27
			20.0	2,497	2,358	193	2,165	8.77	2,358	193	2,165	8.77

Evaluator: Keith, John E.
Run Date: March 21, 2011 14:18:51
1110705 Proved Producing, GLJ (2011-01), pri

Company:	**Dejour Energy (Alberta) Ltd.**	Reserve Class:	**Proved**
Property:	**Corporate**	Development Class:	**Developed Nonproducing**
Description:	**After Tax Analysis**	Pricing:	**GLJ (2011-01)**
		Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

		Residue Gas Production				Condensate Production				Butane Production			
Year	Company Gas Wells	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2012	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2013	0	120	44	36	5.32	1	0	0	92.74	1	0	0	70.01
2014	0	85	31	21	5.79	1	0	0	94.82	1	0	0	71.58
2015	0	61	22	17	6.27	0	0	0	98.12	1	0	0	74.07
2016	0	44	16	13	6.59	0	0	0	100.59	0	0	0	75.94
2017	0	32	12	9	6.83	0	0	0	103.42	0	0	0	78.07
2018	0	24	9	7	6.98	0	0	0	106.00	0	0	0	80.02
2019	0	18	6	5	7.14	0	0	0	108.82	0	0	0	82.15
2020	0	13	5	4	7.30	0	0	0	111.01	0	0	0	83.80
2021	0	10	4	3	7.45	0	0	0	113.23	0	0	0	85.48
2022	1	40	14	12	6.98	0	0	0	115.50	0	0	0	87.19
Sub.			162	128	6.19		1	1	98.47		1	1	74.33
Rem.			78	63	7.30		0	0	0.00		0	0	0.00
Tot.			**241**	**191**	**6.55**		**1**	**1**	**98.47**		**1**	**1**	**74.33**

	Propane Production				Total NGL Production				Total Oil Equiv. Production			
Year	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2012	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2013	2	1	1	57.28	4	1	1	68.95	24	9	7	37.80
2014	1	0	0	58.56	3	1	1	70.49	17	6	4	40.46
2015	1	0	0	60.60	2	1	0	72.95	12	4	3	43.27
2016	1	0	0	62.13	1	1	0	74.79	9	3	2	45.16
2017	1	0	0	63.88	1	0	0	76.89	6	2	2	46.68
2018	0	0	0	65.47	1	0	0	78.80	5	2	1	47.77
2019	0	0	0	67.21	1	0	0	80.90	3	1	1	48.90
2020	0	0	0	68.57	0	0	0	82.53	3	1	1	49.98
2021	0	0	0	69.94	0	0	0	84.18	2	1	1	50.98
2022	0	0	0	71.34	0	0	0	85.87	7	2	2	43.02
Sub.		2	2	60.82		5	3	73.21		32	24	42.50
Rem.		0	0	0.00		0	0	0.00		13	11	43.80
Tot.		**2**	**2**	**60.82**		**5**	**3**	**73.21**		**45**	**35**	**42.87**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest				Royalty Interest	Company Interest									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2011	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2013	0	233	95	328	0	328	16	39	4	8	43	285	15	50	65
2014	0	179	69	248	0	248	53	30	16	8	59	189	15	36	51
2015	0	139	51	190	0	190	33	23	11	7	38	152	16	26	42
2016	0	106	38	143	0	143	19	17	7	6	23	120	16	19	35
2017	0	80	28	108	0	108	14	13	6	5	16	92	16	14	31
2018	0	60	21	81	0	81	10	10	5	4	11	70	17	11	27
2019	0	46	16	62	0	62	8	7	4	4	7	55	17	8	25
2020	0	35	13	48	0	48	6	6	4	3	5	43	17	6	24
2021	0	27	10	37	0	37	5	4	3	3	3	34	18	5	22
2022	0	101	6	106	0	106	7	13	3	4	12	94	22	20	42
Sub.	0	1,005	347	1,352	0	1,352	170	162	63	53	217	1,135	168	197	365
Rem.	0	573	0	573	0	573	39	69	9	14	85	488	126	114	240
Tot.	**0**	**1,578**	**347**	**1,924**	**0**	**1,924**	**209**	**231**	**71**	**67**	**302**	**1,622**	**294**	**310**	**604**
Disc	0	760	224	984	0	984	116	118	39	34	161	823	117	151	268

Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment Dev. M$	Plant M$	Tang. M$	Total M$	Before Tax Cash Flow Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2013	0	0	0	220	0	0	220	0	156	0	156	64	64	51
2014	0	0	0	138	0	0	138	0	0	0	0	138	202	150
2015	0	0	0	110	0	0	110	0	0	0	0	110	312	221
2016	0	0	0	85	0	0	85	0	0	0	0	85	397	271
2017	0	0	0	61	0	0	61	0	0	0	0	61	458	304
2018	0	0	0	43	0	0	43	0	0	0	0	43	501	325
2019	0	0	0	30	0	0	30	0	0	0	0	30	531	338
2020	0	0	0	19	0	0	19	0	0	0	0	19	550	346
2021	0	0	0	11	0	0	11	0	0	0	0	11	562	351
2022	0	0	0	52	0	0	52	37	0	0	37	15	577	356
Sub.	0	0	0	770	0	0	770	37	156	0	193	577	577	356
Rem.	0	0	0	248	0	17	231	0	0	0	0	231	807	417
Tot.	**0**	**0**	**0**	**1,018**	**0**	**17**	**1,001**	**37**	**156**	**0**	**193**	**807**	**807**	**417**
Disc	0	0	0	556	0	3	553	12	123	0	135	417	417	417

AFTER TAX ANALYSIS

Year	Oper. Income M$	Tax Pool Balances Incl. Current Year Additions CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Depreciation & Writeoffs CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Total M$
2011	0	0	0	0	0	0	0	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	0	0	0	0
2013	220	156	0	0	0	0	20	0	0	0	0	20
2014	138	137	0	0	0	0	34	0	0	0	0	34
2015	110	102	0	0	0	0	26	0	0	0	0	26
2016	85	77	0	0	0	0	19	0	0	0	0	19
2017	61	1,182	0	147	6,039	4,736	296	0	44	0	0	340
2018	43	887	0	103	6,039	4,736	222	0	31	0	0	252
2019	30	665	0	72	6,039	4,736	166	0	22	0	0	188
2020	19	499	0	50	6,039	4,736	125	0	15	0	0	140
2021	11	374	0	35	6,039	4,736	94	0	11	0	0	104
2022	52	280	0	62	6,039	4,736	70	0	19	0	0	89
Sub.	770	280	0	62	6,039	4,736	1,070	0	141	0	0	1,211
Rem.	231	280	0	62	6,039	4,736	182	0	40	0	33	255
Tot.	**1,001**	**280**	**0**	**62**	**6,039**	**4,736**	**1,253**	**0**	**180**	**0**	**33**	**1,466**
Disc	553						564	0	75	0	9	648

Year	Taxable Income M$	Federal Tax Rate %	Federal Income Tax M$	Provincial Tax Rate %	Provincial Income Tax M$	ARTD & Investment Credits M$	Income Tax Payable M$	Net Cash Flow Before Income Tax Annual M$	Cum. M$	10.0% Dcf M$	Net Cash Flow After Income Tax Annual M$	Cum. M$	10.0% Dcf M$
2011	0	16.5	0	10.0	0	0	0	0	0	0	0	0	0
2012	0	15.0	0	10.0	0	0	0	0	0	0	0	0	0
2013	201	15.0	0	10.0	0	0	0	64	64	51	64	64	51
2014	104	15.0	0	10.0	0	0	0	138	202	150	138	202	150
2015	84	15.0	0	10.0	0	0	0	110	312	221	110	312	221
2016	65	15.0	0	10.0	0	0	0	85	397	271	85	397	271
2017	-278	15.0	0	10.0	0	0	0	61	458	304	61	458	304
2018	-209	15.0	0	10.0	0	0	0	43	501	325	43	501	325
2019	-158	15.0	0	10.0	0	0	0	30	531	338	30	531	338
2020	-120	15.0	0	10.0	0	0	0	19	550	346	19	550	346
2021	-93	15.0	0	10.0	0	0	0	11	562	351	11	562	351
2022	-36	15.0	0	10.0	0	0	0	15	577	356	15	577	356
Sub.	-441		0		0	0	0	577	577	356	577	577	356
Rem.	-24		0		0	0	0	231	807	417	231	807	417
Tot.	**-465**		**0**		**0**	**0**	**0**	**807**	**807**	**417**	**807**	**807**	**417**
Disc	-95		0		0	0	0	417	417	417	417	417	417

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011 Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents Oil Eq. Factor	Company Mboe	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Residue Gas	MMcf	241	0	241	191	6.000	40	89	19.0	5.5	6.6
Gas Heat Content	BBtu	244	0	244	194	0.000	0	0	19.0	5.5	6.6
Condensate	Mbbl	1	0	1	1	1.000	1	2	12.0	3.4	4.0
Butane	Mbbl	1	0	1	1	1.000	1	3	12.0	3.4	4.0
Propane	Mbbl	2	0	2	2	1.000	2	5	12.0	3.4	4.0
Total: NGL	Mbbl	5	0	5	3	1.000	5	11	12.0	3.4	4.0
Total: Oil Eq.	Mboe	45	0	45	35	1.000	45	100	19.0	5.2	6.0

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values: Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties: Undisc M$	% of Total	10% Disc M$	% of Total
Residue Gas	$/Mcf	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,374	85	660	80
Condensate	$/bbl	0.00	0.00	0.00	0.00	0.00	0.00	0.00	72	4	48	6
Butane	$/bbl	0.00	0.00	0.00	0.00	0.00	0.00	0.00	69	4	45	6
Propane	$/bbl	0.00	0.00	0.00	0.00	0.00	0.00	0.00	107	7	70	8
Total: NGL	$/bbl	0.00	0.00	0.00	0.00	0.00	0.00	0.00	249	15	163	20
Total: Oil Eq.	$/boe	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,622	100	823	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)	Initial	Average
Crown Royalty	0.0000	10.8776
Non-crown Royalty	0.0000	12.0000
Mineral Tax	0.0000	0.0000

Disc. Rate %	Before Income Tax: Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe	After Income Tax: Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
0.0	1,018	1,001	193	807	17.99	1,001	193	807	17.99
5.0	731	725	159	565	12.59	725	159	565	12.59
8.0	617	613	144	468	10.44	613	144	468	10.44
10.0	556	553	135	417	9.29	553	135	417	9.29
12.0	504	502	128	374	8.33	502	128	374	8.33
15.0	440	438	118	321	7.15	438	118	321	7.15
20.0	359	358	104	255	5.68	358	104	255	5.68

Evaluator: Keith, John E.
Run Date: March 21, 2011 14:18:52

Company:	**Dejour Energy (Alberta) Ltd.**	Reserve Class:	**Proved**
Property:	**Corporate**	Development Class:	**Undeveloped**
Description:	**After Tax Analysis**	Pricing:	**GLJ (2011-01)**
		Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

		Light/Medium Oil Production				Solution Gas Production				Condensate Production			
Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	0	99	36	28	77.42	-115	-42	-37	4.40	0	0	0	78.04
2012	0	83	30	23	80.49	-8	-3	-3	5.09	0	0	0	79.47
2013	0	41	15	11	82.12	-8	-3	-2	5.74	0	0	0	80.24
2014	0	30	11	8	84.16	11	4	3	6.28	0	0	0	82.32
2015	0	23	8	7	87.39	20	7	6	6.82	0	0	0	85.62
2016	0	17	6	5	89.82	23	8	7	7.18	0	0	0	88.09
2017	2	38	14	13	92.59	33	12	11	7.44	0	0	0	90.92
2018	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2019	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2020	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2021	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2022	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
Sub.			121	95	82.45		-16	-15	-0.54		0	0	59.21
Rem.			0	0	0.00		0	0	0.00		0	0	0.00
Tot.			**121**	**95**	**82.45**		**-16**	**-15**	**-0.54**		**0**	**0**	**59.21**

	Butane Production				Total NGL Production				Total Oil + NGL Production			
Year	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	0	0	0	56.26	0	0	0	71.50	99	36	28	77.44
2012	0	0	0	57.75	0	0	0	72.95	83	30	23	80.49
2013	0	0	0	59.01	0	0	0	73.87	41	15	11	82.12
2014	0	0	0	60.58	0	0	0	75.80	30	11	8	84.15
2015	0	0	0	63.07	0	0	0	78.85	23	8	7	87.38
2016	0	0	0	64.94	0	0	0	81.15	17	6	5	89.80
2017	0	0	0	67.07	0	0	0	83.76	38	14	13	92.57
2018	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2019	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2020	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2021	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2022	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
Sub.		0	0	40.15		0	0	53.49		121	95	82.46
Rem.		0	0	0.00		0	0	0.00		0	0	0.00
Tot.		**0**	**0**	**40.15**		**0**	**0**	**53.49**		**121**	**95**	**82.46**

	Total Oil Equiv. Production			
Year	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	80	29	21	89.63
2012	82	30	23	81.35
2013	40	15	11	83.63
2014	32	12	9	81.52
2015	26	10	8	81.48
2016	21	8	6	81.27
2017	44	16	14	86.51
2018	0	0	0	0.00
2019	0	0	0	0.00
2020	0	0	0	0.00
2021	0	0	0	0.00
2022	0	0	0	0.00
Sub.		119	92	84.39
Rem.		0	0	0.00
Tot.		**119**	**92**	**84.39**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest				Royalty Interest	Company Interest									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2011	2,810	-184	-7	2,619	0	2,619	652	0	0	1	651	1,968	86	121	208
2012	2,450	-16	-1	2,434	0	2,434	586	0	0	0	586	1,848	69	141	210
2013	1,234	-16	0	1,218	0	1,218	294	0	0	0	294	924	109	69	179
2014	931	25	1	957	0	957	223	0	0	0	223	734	111	59	171
2015	733	50	1	784	0	784	168	0	0	0	168	616	114	51	165
2016	554	59	2	615	0	615	113	0	0	0	113	502	116	42	158
2017	1,288	90	2	1,381	0	1,381	132	0	0	0	132	1,249	1,007	88	1,095
2018	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2019	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2020	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2021	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2022	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Sub.	10,001	9	-2	10,008	0	10,008	2,167	0	0	1	2,166	7,842	1,613	573	2,185
Rem.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot.	**10,001**	**9**	**-2**	**10,008**	**0**	**10,008**	**2,167**	**0**	**0**	**1**	**2,166**	**7,842**	**1,613**	**573**	**2,185**
Disc	7,942	-68	-4	7,870	0	7,870	1,768	0	0	1	1,767	6,103	993	441	1,434

Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment Dev. M$	Plant M$	Tang. M$	Total M$	Before Tax Cash Flow Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	1,760	0	0	1,760	1,198	1,144	128	2,470	-710	-710	-677
2012	0	0	0	1,638	0	0	1,638	280	38	42	360	1,278	568	430
2013	0	0	0	745	0	0	745	-78	0	0	-78	823	1,391	1,079
2014	0	0	0	563	0	0	563	0	0	0	0	563	1,954	1,483
2015	0	0	0	451	0	0	451	0	0	0	0	451	2,406	1,777
2016	0	0	0	344	0	-66	411	0	0	0	0	411	2,816	2,020
2017	0	0	0	154	0	68	87	0	0	0	0	87	2,903	2,066
2018	0	0	0	0	0	0	0	0	0	0	0	0	2,903	2,066
2019	0	0	0	0	0	0	0	0	0	0	0	0	2,903	2,066
2020	0	0	0	0	0	0	0	0	0	0	0	0	2,903	2,066
2021	0	0	0	0	0	0	0	0	0	0	0	0	2,903	2,066
2022	0	0	0	0	0	0	0	0	0	0	0	0	2,903	2,066
Sub.	0	0	0	5,656	0	1	5,655	1,400	1,182	170	2,752	2,903	2,903	2,066
Rem.	0	0	0	0	0	0	0	0	0	0	0	0	2,903	2,066
Tot.	**0**	**0**	**0**	**5,656**	**0**	**1**	**5,655**	**1,400**	**1,182**	**170**	**2,752**	**2,903**	**2,903**	**2,066**
Disc	0	0	0	4,669	0	-3	4,672	1,324	1,124	158	2,606	2,066	2,066	2,066

AFTER TAX ANALYSIS

Year	Oper. Income M$	Tax Pool Balances Incl. Current Year Additions CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Depreciation & Writeoffs CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Total M$
2011	1,760	1,271	0	1,198	0	0	159	0	360	0	864	1,383
2012	1,638	1,193	0	1,119	0	-864	288	0	336	0	201	825
2013	745	905	0	705	0	-1,066	226	0	212	0	0	438
2014	563	678	0	494	0	-1,066	170	0	148	0	0	318
2015	451	509	0	346	0	-1,066	127	0	104	0	0	231
2016	411	382	0	242	0	-1,066	95	0	73	0	0	168
2017	87	286	0	169	0	-1,066	72	0	51	0	0	122
2018	0	215	0	119	0	-1,066	54	0	36	0	0	89
2019	0	161	0	83	0	-1,066	40	0	25	0	0	65
2020	0	121	0	58	0	-1,066	30	0	17	0	0	48
2021	0	91	0	41	0	-1,066	23	0	12	0	0	35
2022	0	68	0	28	0	-1,066	17	0	9	0	0	26
Sub.	5,655	68	0	28	0	-1,066	1,301	0	1,380	0	1,066	3,747
Rem.	0	68	0	28	0	-1,066	44	0	18	0	-33	30
Tot.	**5,655**	**68**	**0**	**28**	**0**	**-1,066**	**1,345**	**0**	**1,399**	**0**	**1,033**	**3,777**
Disc	4,672						961	0	1,092	0	990	3,043

Year	Taxable Income M$	Federal Tax Rate %	Federal Income Tax M$	Provincial Tax Rate %	Provincial Income Tax M$	ARTD & Investment Credits M$	Income Tax Payable M$	Net Cash Flow Before Income Tax Annual M$	Before Income Tax Cum. M$	Before Income Tax 10.0% Dcf M$	Net Cash Flow After Income Tax Annual M$	After Income Tax Cum. M$	After Income Tax 10.0% Dcf M$
2011	377	16.5	0	10.0	0	0	0	-710	-710	-677	-710	-710	-677
2012	813	15.0	0	10.0	0	0	0	1,278	568	430	1,278	568	430
2013	307	15.0	0	10.0	0	0	0	823	1,391	1,079	823	1,391	1,079
2014	246	15.0	0	10.0	0	0	0	563	1,954	1,483	563	1,954	1,483
2015	221	15.0	0	10.0	0	0	0	451	2,406	1,777	451	2,406	1,777
2016	243	15.0	0	10.0	0	0	0	411	2,816	2,020	411	2,816	2,020
2017	-36	15.0	0	10.0	0	0	0	87	2,903	2,066	87	2,903	2,066
2018	-89	15.0	0	10.0	0	0	0	0	2,903	2,066	0	2,903	2,066
2019	-65	15.0	0	10.0	0	0	0	0	2,903	2,066	0	2,903	2,066
2020	-48	15.0	0	10.0	0	0	0	0	2,903	2,066	0	2,903	2,066
2021	-35	15.0	0	10.0	0	0	0	0	2,903	2,066	0	2,903	2,066
2022	-26	15.0	0	10.0	0	0	0	0	2,903	2,066	0	2,903	2,066
Sub.	1,908		0		0	0	0	2,903	2,903	2,066	2,903	2,903	2,066
Rem.	-30		0		0	0	0	0	2,903	2,066	0	2,903	2,066
Tot.	**1,878**		**0**		**0**	**0**	**0**	**2,903**	**2,903**	**2,066**	**2,903**	**2,903**	**2,066**
Disc	1,629		0		0	0	0	2,066	2,066	2,066	2,066	2,066	2,066

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011 Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents Oil Eq. Factor	Company Mboe	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	121	0	121	95	1.000	121	102	7.0	3.3	1.8
Solution Gas	MMcf	-16	0	-16	-15	6.000	-3	-2	7.0	0.0	0.0
Gas Heat Content	BBtu	-19	0	-19	-17	0.000	0	0	7.0	0.0	0.0
Oil+NGL	Mbbl	121	0	121	95	1.000	121	102	7.0	3.3	1.8
Total: Oil Eq.	Mboe	119	0	119	92	1.000	119	100	7.0	4.1	2.0

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	86.22	-8.80	77.42	18.58	3.11	0.00	55.73	7,837	100	6,167	101
Solution Gas	$/Mcf	3.93	0.48	4.40	0.50	-2.27	0.00	6.17	5	0	-61	-1
Residue Gas	$/Mcf	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1	0	1	0
Total: Gas	$/Mcf	3.93	0.48	4.40	0.52	-2.27	0.00	6.15	6	0	-60	-1
Condensate	$/bbl	88.04	-10.00	78.04	15.78	0.00	0.00	62.25	-1	0	-2	0
Butane	$/bbl	67.26	-11.00	56.26	11.25	0.00	0.00	45.00	0	0	-1	0
Total: NGL	$/bbl	81.80	-10.30	71.50	14.42	0.00	0.00	57.08	-2	0	-3	0
Total: Oil+NGL	$/bbl	86.24	-8.80	77.44	18.59	3.12	0.00	55.73	7,836	100	6,164	101
Total: Oil Eq.	$/boe	101.21	-11.58	89.63	22.29	7.12	0.00	60.22	7,842	100	6,103	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)	Initial	Average	Disc. Rate %	Net Present Value Before Income Tax Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe	Net Present Value After Income Tax Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
Crown Royalty	24.8951	21.6534	0.0	5,656	5,655	2,752	2,903	24.48	5,655	2,752	2,903	24.48
Non-crown Royalty	0.0000	0.0000	5.0	5,112	5,114	2,676	2,438	20.55	5,114	2,676	2,438	20.55
Mineral Tax	0.0000	0.0000	8.0	4,836	4,839	2,633	2,205	18.60	4,839	2,633	2,205	18.60
			10.0	4,669	4,672	2,606	2,066	17.42	4,672	2,606	2,066	17.42
			12.0	4,515	4,518	2,579	1,939	16.35	4,518	2,579	1,939	16.35
			15.0	4,303	4,306	2,540	1,766	14.89	4,306	2,540	1,766	14.89
			20.0	3,995	3,998	2,479	1,519	12.81	3,998	2,479	1,519	12.81

Evaluator: Keith, John E.
Run Date: March 21, 2011 14:18:52

Company:	**Dejour Energy (Alberta) Ltd.**	Reserve Class:	**Proved**
Property:	**Corporate**	Development Class:	**Total**
Description:	**After Tax Analysis**	Pricing:	**GLJ (2011-01)**
		Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

	Company Wells		Light/Medium Oil Production				Solution Gas Production				Residue Gas Production			
Year	Oil	Gas	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf
2011	2	4	155	56	45	77.42	85	31	27	4.40	1,315	480	431	4.22
2012	2	4	132	48	39	80.49	115	42	37	5.09	642	234	203	4.88
2013	2	0	89	33	27	82.12	78	28	25	5.74	120	44	36	5.32
2014	2	0	72	26	22	84.16	63	23	20	6.28	85	31	21	5.79
2015	2	0	58	21	18	87.39	51	19	16	6.82	61	22	17	6.27
2016	2	0	47	17	15	89.82	41	15	13	7.18	44	16	13	6.59
2017	2	0	38	14	13	92.59	33	12	11	7.44	32	12	9	6.83
2018	0	0	0	0	0	0.00	0	0	0	0.00	24	9	7	6.98
2019	0	0	0	0	0	0.00	0	0	0	0.00	18	6	5	7.14
2020	0	0	0	0	0	0.00	0	0	0	0.00	13	5	4	7.30
2021	0	0	0	0	0	0.00	0	0	0	0.00	10	4	3	7.45
2022	0	1	0	0	0	0.00	0	0	0	0.00	40	14	12	6.98
Sub.				216	179	82.59		170	149	5.77		876	762	4.76
Rem.				0	0	0.00		0	0	0.00		78	63	7.30
Tot.				**216**	**179**	**82.59**		**170**	**149**	**5.77**		**955**	**826**	**4.97**

	Total Gas Production				Condensate Production				Butane Production			
Year	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	1,400	511	459	4.23	2	1	1	79.08	1	0	0	56.25
2012	757	276	240	4.91	1	0	0	80.99	0	0	0	57.75
2013	198	72	61	5.49	1	0	0	91.18	1	0	0	69.45
2014	148	54	42	6.00	1	0	0	93.08	1	0	0	70.95
2015	111	41	33	6.52	1	0	0	96.18	1	0	0	73.36
2016	85	31	26	6.87	0	0	0	98.47	0	0	0	75.15
2017	65	24	20	7.14	0	0	0	101.11	0	0	0	77.21
2018	24	9	7	6.98	0	0	0	106.00	0	0	0	80.02
2019	18	6	5	7.14	0	0	0	108.82	0	0	0	82.15
2020	13	5	4	7.30	0	0	0	111.01	0	0	0	83.80
2021	10	4	3	7.45	0	0	0	113.23	0	0	0	85.48
2022	40	14	12	6.98	0	0	0	115.50	0	0	0	87.19
Sub.		1,046	912	4.92		2	2	88.72		2	1	70.46
Rem.		78	63	7.30		0	0	0.00		0	0	0.00
Tot.		**1,125**	**975**	**5.09**		**2**	**2**	**88.72**		**2**	**1**	**70.46**

	Propane Production				Total NGL Production				Total Oil + NGL Production			
Year	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	0	0	0	0.00	3	1	1	73.79	157	57	46	77.36
2012	0	0	0	0.00	1	0	0	76.47	134	49	39	80.45
2013	2	1	1	57.28	4	1	1	69.17	93	34	28	81.57
2014	1	0	0	58.56	3	1	1	70.77	75	27	23	83.66
2015	1	0	0	60.60	2	1	0	73.29	60	22	19	86.92
2016	1	0	0	62.13	1	1	0	75.19	49	18	16	89.38
2017	1	0	0	63.88	1	0	0	77.37	39	14	13	92.17
2018	0	0	0	65.47	1	0	0	78.80	1	0	0	78.80
2019	0	0	0	67.21	1	0	0	80.90	1	0	0	80.90
2020	0	0	0	68.57	0	0	0	82.53	0	0	0	82.53
2021	0	0	0	69.94	0	0	0	84.18	0	0	0	84.18
2022	0	0	0	71.34	0	0	0	85.87	0	0	0	85.87
Sub.		2	2	60.82		6	4	73.69		223	184	82.33
Rem.		0	0	0.00		0	0	0.00		0	0	0.00
Tot.		**2**	**2**	**60.82**		**6**	**4**	**73.69**		**223**	**184**	**82.33**

Year	Total Oil Equiv. Production: Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	391	143	122	46.32
2012	260	95	79	55.69
2013	126	46	38	68.88
2014	100	36	30	71.90
2015	79	29	24	75.69
2016	63	23	20	78.54
2017	50	18	16	81.47
2018	5	2	1	47.77
2019	3	1	1	48.90
2020	3	1	1	49.98
2021	2	1	1	50.98
2022	7	2	2	43.02
Sub.		397	336	59.15
Rem.		13	11	43.80
Tot.		**410**	**346**	**58.66**

REVENUE AND EXPENSE FORECAST

Year	Revenue Before Burdens: Working Interest Oil M$	Working Interest Gas M$	Working Interest NGL+Sul M$	Working Interest Total M$	Royalty Interest Total M$	Company Interest Total M$	Royalty Burdens Pre-Processing Crown M$	Royalty Burdens Pre-Processing Other M$	Gas Processing Allowance Crown M$	Gas Processing Allowance Other M$	Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses Fixed M$	Operating Expenses Variable M$	Operating Expenses Total M$
2011	4,374	2,161	71	6,605	0	6,605	1,029	88	0	7	1,111	5,495	1,464	789	2,253
2012	3,886	1,356	37	5,279	0	5,279	863	82	0	5	941	4,338	1,439	510	1,949
2013	2,680	396	100	3,176	0	3,176	503	39	4	8	530	2,647	945	241	1,186
2014	2,220	323	73	2,616	0	2,616	423	30	16	8	429	2,188	964	194	1,158
2015	1,863	265	54	2,183	0	2,183	308	23	11	7	313	1,869	983	156	1,139
2016	1,551	213	41	1,805	0	1,805	212	17	7	6	217	1,589	1,003	127	1,130
2017	1,288	170	31	1,489	0	1,489	145	13	6	5	148	1,341	1,023	103	1,126
2018	0	60	21	81	0	81	10	10	5	4	11	70	17	11	27
2019	0	46	16	62	0	62	8	7	4	4	7	55	17	8	25
2020	0	35	13	48	0	48	6	6	4	3	5	43	17	6	24
2021	0	27	10	37	0	37	5	4	3	3	3	34	18	5	22
2022	0	101	6	106	0	106	7	13	3	4	12	94	22	20	42
Sub.	17,863	5,154	472	23,488	0	23,488	3,519	333	63	64	3,725	19,763	7,911	2,171	10,081
Rem.	0	573	0	573	0	573	39	69	9	14	85	488	126	114	240
Tot.	**17,863**	**5,726**	**472**	**24,061**	**0**	**24,061**	**3,558**	**402**	**71**	**78**	**3,810**	**20,250**	**8,036**	**2,284**	**10,321**
Disc	14,066	4,423	334	18,823	0	18,823	2,858	274	39	44	3,048	15,775	5,929	1,805	7,733

Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	**Net Prod'n Revenue M$**	Other Income M$	**Aband. Costs M$**	**Oper. Income M$**	Net Capital Investment: Dev. M$	Plant M$	Tang. M$	Total M$	Before Tax Cash Flow: Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	3,241	0	0	3,241	1,198	1,238	128	2,564	678	678	646
2012	0	0	0	2,389	0	151	2,239	356	38	42	437	1,802	2,480	2,208
2013	0	0	0	1,460	0	0	1,460	0	156	0	156	1,304	3,784	3,236
2014	0	0	0	1,030	0	0	1,030	0	0	0	0	1,030	4,814	3,974
2015	0	0	0	730	0	0	730	0	0	0	0	730	5,544	4,449
2016	0	0	0	459	0	0	459	0	0	0	0	459	6,003	4,721
2017	0	0	0	215	0	68	148	0	0	0	0	148	6,151	4,801
2018	0	0	0	43	0	0	43	0	0	0	0	43	6,194	4,822
2019	0	0	0	30	0	0	30	0	0	0	0	30	6,224	4,835
2020	0	0	0	19	0	0	19	0	0	0	0	19	6,243	4,843
2021	0	0	0	11	0	0	11	0	0	0	0	11	6,255	4,847
2022	0	0	0	52	0	0	52	37	0	0	37	15	6,270	4,852
Sub.	0	0	0	9,682	0	218	9,463	1,592	1,432	170	3,194	6,270	6,270	4,852
Rem.	0	0	0	248	0	17	231	0	0	0	0	231	6,500	4,914
Tot.	**0**	**0**	**0**	**9,929**	**0**	**235**	**9,694**	**1,592**	**1,432**	**170**	**3,194**	**6,500**	**6,500**	**4,914**
Disc	0	0	0	8,042	0	170	7,872	1,464	1,336	158	2,958	4,914	4,914	4,914

AFTER TAX ANALYSIS

Year	Oper. Income M$	Tax Pool Balances Incl. Current Year Additions: CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Depreciation & Writeoffs: CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Total M$
2011	3,241	7,577	0	2,176	6,039	4,736	1,724	0	653	0	864	3,241
2012	2,239	5,933	0	1,880	6,039	3,872	1,473	0	564	0	201	2,239
2013	1,460	4,616	0	1,316	6,039	3,670	1,135	0	395	0	0	1,529
2014	1,030	3,481	0	921	6,039	3,670	870	0	276	0	0	1,147
2015	730	2,611	0	645	6,039	3,670	653	0	193	0	0	846
2016	459	1,958	0	451	6,039	3,670	490	0	135	0	0	625
2017	148	1,468	0	316	6,039	3,670	367	0	95	0	0	462
2018	43	1,101	0	221	6,039	3,670	275	0	66	0	0	342
2019	30	826	0	155	6,039	3,670	206	0	46	0	0	253
2020	19	619	0	108	6,039	3,670	155	0	33	0	0	187
2021	11	465	0	76	6,039	3,670	116	0	23	0	0	139
2022	52	348	0	90	6,039	3,670	87	0	27	0	0	114
Sub.	9,463	348	0	90	6,039	3,670	7,552	0	2,507	0	1,066	11,124
Rem.	231	348	0	90	6,039	3,670	226	0	58	0	0	284
Tot.	**9,694**	**348**	**0**	**90**	**6,039**	**3,670**	**7,778**	**0**	**2,565**	**0**	**1,066**	**11,409**
Disc	7,872						5,770	0	1,977	0	999	8,745

Year	Taxable Income M$	Federal: Tax Rate %	Federal: Income Tax M$	Provincial: Tax Rate %	Provincial: Income Tax M$	ARTD & Investment Credits M$	Income Tax Payable M$	Net Cash Flow Before Income Tax: Annual M$	Cum. M$	10.0% Dcf M$	Net Cash Flow After Income Tax: Annual M$	Cum. M$	10.0% Dcf M$
2011	0	16.5	0	10.0	0	0	0	678	678	646	678	678	646
2012	0	15.0	0	10.0	0	0	0	1,802	2,480	2,208	1,802	2,480	2,208
2013	-69	15.0	0	10.0	0	0	0	1,304	3,784	3,236	1,304	3,784	3,236
2014	-117	15.0	0	10.0	0	0	0	1,030	4,814	3,974	1,030	4,814	3,974
2015	-116	15.0	0	10.0	0	0	0	730	5,544	4,449	730	5,544	4,449
2016	-166	15.0	0	10.0	0	0	0	459	6,003	4,721	459	6,003	4,721
2017	-314	15.0	0	10.0	0	0	0	148	6,151	4,801	148	6,151	4,801
2018	-299	15.0	0	10.0	0	0	0	43	6,194	4,822	43	6,194	4,822
2019	-223	15.0	0	10.0	0	0	0	30	6,224	4,835	30	6,224	4,835
2020	-168	15.0	0	10.0	0	0	0	19	6,243	4,843	19	6,243	4,843
2021	-127	15.0	0	10.0	0	0	0	11	6,255	4,847	11	6,255	4,847
2022	-62	15.0	0	10.0	0	0	0	15	6,270	4,852	15	6,270	4,852
Sub.	-1,661		0		0	0	0	6,270	6,270	4,852	6,270	6,270	4,852
Rem.	-54		0		0	0	0	231	6,500	4,914	231	6,500	4,914
Tot.	**-1,715**		**0**		**0**	**0**	**0**	**6,500**	**6,500**	**4,914**	**6,500**	**6,500**	**4,914**
Disc	-873		0		0	0	0	4,914	4,914	4,914	4,914	4,914	4,914

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011: Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents: Oil Eq. Factor	Company Mboe	% of Total	Reserve Life Indic. (yr): Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	216	0	216	179	1.000	216	53	7.0	3.8	2.1
Solution Gas	MMcf	170	0	170	149	6.000	28	7	7.0	5.5	2.4
Residue Gas	MMcf	955	0	955	826	6.000	159	39	19.0	2.0	1.0
Total: Gas	MMcf	1,125	0	1,125	975	6.000	187	46	19.0	2.2	1.2
Gas Heat Content	BBtu	1,248	0	1,248	1,083	0.000	0	0	19.0	2.2	1.2
Condensate	Mbbl	2	0	2	2	1.000	2	1	12.0	3.2	2.2
Butane	Mbbl	2	0	2	1	1.000	2	0	12.0	7.4	3.4
Propane	Mbbl	2	0	2	2	1.000	2	1	12.0	3.4	4.0
Total: NGL	Mbbl	6	0	6	4	1.000	6	2	12.0	6.7	3.3
Total: Oil+NGL	Mbbl	223	0	223	184	1.000	223	54	12.0	3.9	2.2
Total: Oil Eq.	Mboe	410	0	410	346	1.000	410	100	19.0	2.9	1.7

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values: Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties: Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	86.22	-8.80	77.42	15.63	9.62	0.00	52.18	14,846	73	11,609	74
Solution Gas	$/Mcf	3.93	0.48	4.40	0.50	3.48	0.00	0.42	862	4	652	4
Residue Gas	$/Mcf	3.93	0.29	4.22	0.41	3.34	0.00	0.47	4,196	21	3,265	21
Total: Gas	$/Mcf	3.93	0.30	4.23	0.42	3.35	0.00	0.47	5,058	25	3,917	25
Condensate	$/bbl	88.04	-8.96	79.08	17.17	0.00	0.00	61.91	151	1	118	1
Butane	$/bbl	67.25	-11.00	56.25	9.98	0.00	0.00	46.28	87	0	61	0
Propane	$/bbl	0.00	0.00	0.00	0.00	0.00	0.00	0.00	107	1	70	0
Total: NGL	$/bbl	83.23	-9.43	73.79	15.50	0.00	0.00	58.29	346	2	250	2
Total: Oil+NGL	$/bbl	86.17	-8.81	77.36	15.62	9.46	0.00	52.28	15,192	75	11,858	75
Total: Oil Eq.	$/boe	48.78	-2.46	46.32	7.79	15.80	0.00	22.73	20,250	100	15,775	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)	Initial	Average	Disc. Rate %	Before Income Tax: Prod'n Revenue M$	Before Income Tax: Operating Income M$	Before Income Tax: Capital Invest. M$	Before Income Tax: Cash Flow M$	Before Income Tax: Cash Flow $/boe	After Income Tax: Operating Income M$	After Income Tax: Capital Invest. M$	After Income Tax: Cash Flow M$	After Income Tax: Cash Flow $/boe
Crown Royalty	15.5758	14.7879	0.0	9,929	9,694	3,194	6,500	15.85	9,694	3,194	6,500	15.85
Non-crown Royalty	1.3374	1.6691	5.0	8,862	8,665	3,067	5,598	13.65	8,665	3,067	5,598	13.65
Mineral Tax	0.0000	0.0000	8.0	8,346	8,167	3,000	5,167	12.60	8,167	3,000	5,167	12.60
			10.0	8,042	7,872	2,958	4,914	11.98	7,872	2,958	4,914	11.98
			12.0	7,763	7,602	2,919	4,683	11.42	7,602	2,919	4,683	11.42
			15.0	7,387	7,237	2,862	4,374	10.66	7,237	2,862	4,374	10.66
			20.0	6,850	6,714	2,776	3,938	9.60	6,714	2,776	3,938	9.60

Evaluator: Keith, John E.
Run Date: March 21, 2011 14:18:52

Company:	**Dejour Energy (Alberta) Ltd.**	Reserve Class:	**Probable**
Property:	**Corporate**	Development Class:	**Total**
Description:	**After Tax Analysis**	Pricing:	**GLJ (2011-01)**
		Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

	Company Wells		Light/Medium Oil Production				Solution Gas Production				Residue Gas Production			
Year	Oil	Gas	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf
2011	0	0	76	28	21	77.42	42	15	14	4.40	187	68	63	4.22
2012	0	1	69	25	19	80.49	60	22	19	5.09	416	152	131	4.88
2013	1	5	113	41	32	82.12	28	10	9	5.74	843	308	262	5.50
2014	1	2	72	26	21	84.16	14	5	5	6.28	347	127	97	6.01
2015	1	0	42	15	12	87.39	6	2	2	6.82	135	49	37	6.50
2016	0	0	25	9	7	89.82	0	0	0	7.18	61	22	17	6.59
2017	0	0	21	7	6	92.59	-3	-1	-1	7.44	47	17	14	6.83
2018	2	0	48	17	15	95.12	22	8	7	7.61	37	14	11	6.98
2019	2	0	39	14	13	97.88	16	6	5	7.79	30	11	9	7.14
2020	0	0	0	0	0	0.00	0	0	0	0.00	24	9	7	7.30
2021	0	0	0	0	0	0.00	0	0	0	0.00	20	7	6	7.45
2022	0	0	0	0	0	0.00	0	0	0	0.00	-15	-6	-5	6.01
Sub.				184	147	85.16		67	59	5.68		778	650	5.56
Rem.				0	0	0.00		0	0	0.00		56	43	8.31
Tot.				**184**	**147**	**85.16**		**67**	**59**	**5.68**		**835**	**693**	**5.74**

	Total Gas Production				Condensate Production				Butane Production			
Year	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	229	84	76	4.25	0	0	0	78.46	0	0	0	56.26
2012	476	174	151	4.91	1	0	0	80.86	0	0	0	57.75
2013	871	318	271	5.51	2	1	1	87.56	1	1	0	68.39
2014	362	132	102	6.02	1	0	0	91.59	1	0	0	70.86
2015	140	51	39	6.51	1	0	0	96.31	1	0	0	73.41
2016	61	22	17	6.59	0	0	0	100.59	1	0	0	75.94
2017	44	16	13	6.78	0	0	0	103.60	0	0	0	78.13
2018	59	22	18	7.22	0	0	0	104.57	0	0	0	79.51
2019	46	17	14	7.37	0	0	0	107.51	0	0	0	81.68
2020	24	9	7	7.30	0	0	0	111.01	0	0	0	83.81
2021	20	7	6	7.45	0	0	0	113.23	0	0	0	85.48
2022	-15	-6	-5	6.01	0	0	0	115.50	0	0	0	87.19
Sub.		846	709	5.57		2	2	92.95		2	1	73.24
Rem.		56	43	8.31		0	0	119.09		0	0	89.90
Tot.		**902**	**752**	**5.74**		**3**	**2**	**93.98**		**2**	**1**	**74.15**

	Propane Production				Total NGL Production				Total Oil + NGL Production			
Year	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	0	0	0	0.00	0	0	0	72.38	77	28	21	77.39
2012	0	0	0	0.00	1	0	0	76.14	69	25	19	80.43
2013	2	1	1	57.28	6	2	2	70.83	119	43	34	81.57
2014	2	1	0	58.56	4	1	1	71.62	75	27	22	83.54
2015	1	0	0	60.60	3	1	1	73.26	44	16	13	86.55
2016	1	0	0	62.13	2	1	0	74.79	27	10	7	88.76
2017	1	0	0	63.88	1	1	0	76.85	22	8	6	91.53
2018	1	0	0	65.47	1	0	0	79.11	49	18	16	94.72
2019	0	0	0	67.21	1	0	0	81.20	40	14	13	97.47
2020	0	0	0	68.57	1	0	0	82.53	1	0	0	82.53
2021	0	0	0	69.94	1	0	0	84.18	1	0	0	84.18
2022	0	0	0	71.34	1	0	0	85.87	1	0	0	85.87
Sub.		3	2	61.50		8	5	74.51		191	152	84.73
Rem.		0	0	73.56		0	0	88.54		0	0	88.54
Tot.		**3**	**2**	**62.24**		**8**	**5**	**75.25**		**192**	**152**	**84.74**

Year	Total Oil Equiv. Production Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	115	42	34	60.16
2012	149	54	44	53.25
2013	264	96	79	54.91
2014	136	49	39	62.47
2015	68	25	19	70.12
2016	37	14	10	75.34
2017	29	11	8	78.81
2018	59	21	19	86.06
2019	47	17	15	88.83
2020	5	2	1	49.98
2021	4	1	1	50.98
2022	-2	-1	-1	21.59
Sub.		332	270	62.96
Rem.		10	7	51.54
Tot.		**342**	**277**	**62.63**

REVENUE AND EXPENSE FORECAST

Year	Revenue Before Burdens: Working Interest Oil M$	Gas M$	NGL+Sul M$	Total M$	Royalty Interest Total M$	Company Interest Total M$	Royalty Burdens Pre-Processing Crown M$	Other M$	Gas Processing Allowance Crown M$	Other M$	Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses Fixed M$	Variable M$	Total M$
2011	2,155	356	13	2,524	0	2,524	545	5	0	-1	551	1,972	0	220	220
2012	2,016	852	23	2,891	0	2,891	566	36	0	0	603	2,288	95	297	392
2013	3,396	1,751	150	5,297	0	5,297	891	141	4	11	1,017	4,279	781	531	1,313
2014	2,198	795	98	3,091	0	3,091	576	77	19	8	626	2,464	421	270	691
2015	1,326	334	70	1,730	0	1,730	332	30	13	6	343	1,387	198	138	336
2016	823	146	52	1,021	0	1,021	232	24	8	5	242	779	16	74	90
2017	693	109	42	844	0	844	176	19	5	4	186	658	16	59	75
2018	1,653	156	35	1,845	0	1,845	216	15	4	4	224	1,621	1,043	120	1,164
2019	1,382	124	29	1,534	0	1,534	150	13	4	3	156	1,379	1,064	99	1,163
2020	0	65	23	88	0	88	11	11	3	3	16	72	17	12	29
2021	0	54	19	74	0	74	9	9	3	2	13	60	18	10	27
2022	0	-34	18	-16	0	-16	5	-2	2	1	0	-16	14	-8	6
Sub.	15,641	4,707	573	20,922	0	20,922	3,709	378	64	46	3,977	16,945	3,684	1,822	5,506
Rem.	0	467	38	505	0	505	59	61	12	18	89	415	123	91	214
Tot.	**15,641**	**5,174**	**611**	**21,427**	**0**	**21,427**	**3,768**	**439**	**76**	**64**	**4,066**	**17,360**	**3,807**	**1,913**	**5,720**
Disc	11,199	3,624	383	15,207	0	15,207	2,767	276	41	32	2,970	12,237	2,171	1,366	3,538

Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	**Net Prod'n Revenue M$**	Other Income M$	**Aband. Costs M$**	**Oper. Income M$**	Net Capital Investment Dev. M$	Plant M$	Tang. M$	Total M$	Before Tax Cash Flow Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	1,752	0	0	1,752	0	0	0	0	1,752	1,752	1,671
2012	0	0	0	1,896	0	-151	2,047	53	0	0	53	1,994	3,746	3,399
2013	0	0	0	2,967	0	122	2,844	632	371	70	1,073	1,771	5,518	4,795
2014	0	0	0	1,773	0	61	1,712	0	0	0	0	1,712	7,230	6,021
2015	0	0	0	1,051	0	32	1,019	0	0	0	0	1,019	8,249	6,685
2016	0	0	0	689	0	0	689	0	0	0	0	689	8,938	7,093
2017	0	0	0	583	0	-68	650	0	0	0	0	650	9,588	7,443
2018	0	0	0	457	0	0	457	0	0	0	0	457	10,045	7,666
2019	0	0	0	216	0	70	145	0	0	0	0	145	10,191	7,731
2020	0	0	0	43	0	0	43	0	0	0	0	43	10,234	7,749
2021	0	0	0	33	0	0	33	0	0	0	0	33	10,267	7,761
2022	0	0	0	-22	0	0	-22	-37	0	0	-37	15	10,282	7,766
Sub.	0	0	0	11,439	0	68	11,371	648	371	70	1,088	10,282	10,282	7,766
Rem.	0	0	0	202	0	17	185	40	0	0	40	145	10,427	7,781
Tot.	**0**	**0**	**0**	**11,640**	**0**	**85**	**11,555**	**687**	**371**	**70**	**1,128**	**10,427**	**10,427**	**7,781**
Disc	0	0	0	8,699	0	29	8,670	541	292	55	889	7,781	7,781	7,781

AFTER TAX ANALYSIS

Year	Oper. Income M$	Tax Pool Balances Incl. Current Year Additions: CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Depreciation & Writeoffs: CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Total M$
2011	1,752	0	0	0	0	0	0	0	0	0	1,752	1,752
2012	2,047	0	0	53	0	-1,752	0	0	16	113	1,918	2,047
2013	2,844	441	0	669	-113	-3,670	55	0	201	2,520	0	2,775
2014	1,712	386	0	468	-2,632	-3,670	96	0	140	1,358	0	1,595
2015	1,019	289	0	328	-3,991	-3,670	72	0	98	732	0	903
2016	689	217	0	229	-4,723	-3,670	54	0	69	400	0	523
2017	650	163	0	161	-5,123	-3,670	41	0	48	247	0	336
2018	457	122	0	112	-5,370	-3,670	31	0	34	94	0	158
2019	145	92	0	79	-5,465	-3,670	23	0	24	0	0	46
2020	43	69	0	55	-5,465	-3,670	17	0	17	0	0	34
2021	33	51	0	39	-5,465	-3,670	13	0	12	0	0	24
2022	-22	39	0	-10	-5,465	-3,670	10	0	-3	0	0	7
Sub.	11,371	39	0	-10	-5,465	-3,670	412	0	655	5,465	3,670	10,202
Rem.	185	39	0	-10	-5,465	-3,670	52	0	35	210	0	297
Tot.	**11,555**	**39**	**0**	**-10**	**-5,465**	**-3,670**	**463**	**0**	**690**	**5,675**	**3,670**	**10,498**
Disc	8,670						264	0	447	3,991	3,333	8,035

Year	Taxable Income M$	Federal: Tax Rate %	Federal: Income Tax M$	Provincial: Tax Rate %	Provincial: Income Tax M$	ARTD & Investment Credits M$	Income Tax Payable M$	Net Cash Flow Before Income Tax: Annual M$	Cum. M$	10.0% Dcf M$	Net Cash Flow After Income Tax: Annual M$	Cum. M$	10.0% Dcf M$
2011	0	16.5	0	10.0	0	0	0	1,752	1,752	1,671	1,752	1,752	1,671
2012	0	15.0	0	10.0	0	0	0	1,994	3,746	3,399	1,994	3,746	3,399
2013	69	15.0	0	10.0	0	0	0	1,771	5,518	4,795	1,771	5,518	4,795
2014	117	15.0	0	10.0	0	0	0	1,712	7,230	6,021	1,712	7,230	6,021
2015	116	15.0	0	10.0	0	0	0	1,019	8,249	6,685	1,019	8,249	6,685
2016	166	15.0	0	10.0	0	0	0	689	8,938	7,093	689	8,938	7,093
2017	314	15.0	0	10.0	0	0	0	650	9,588	7,443	650	9,588	7,443
2018	299	15.0	0	10.0	0	0	0	457	10,045	7,666	457	10,045	7,666
2019	99	15.0	0	10.0	0	0	0	145	10,191	7,731	145	10,191	7,731
2020	10	15.0	0	10.0	0	0	0	43	10,234	7,749	43	10,234	7,749
2021	9	15.0	0	10.0	0	0	0	33	10,267	7,761	33	10,267	7,761
2022	-28	15.0	0	10.0	0	0	0	15	10,282	7,766	15	10,282	7,766
Sub.	1,169		0		0	0	0	10,282	10,282	7,766	10,282	10,282	7,766
Rem.	-112		0		0	0	0	145	10,427	7,781	145	10,427	7,781
Tot.	**1,057**		**0**		**0**	**0**	**0**	**10,427**	**10,427**	**7,781**	**10,427**	**10,427**	**7,781**
Disc	635		0		0	0	0	7,781	7,781	7,781	7,781	7,781	7,781

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011: Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents: Oil Eq. Factor	Company Mboe	% of Total	Reserve Life Indic. (yr): Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	184	0	184	147	1.000	184	54	9.0	6.6	2.9
Solution Gas	MMcf	67	0	67	59	6.000	11	3	9.0	4.4	1.8
Residue Gas	MMcf	835	0	835	693	6.000	139	41	23.0	12.2	2.6
Total: Gas	MMcf	902	0	902	752	6.000	150	44	23.0	10.8	2.6
Gas Heat Content	BBtu	1,001	0	1,001	836	0.000	0	0	23.0	10.8	2.6
Condensate	Mbbl	3	0	3	2	1.000	3	1	15.0	20.1	3.4
Butane	Mbbl	2	0	2	1	1.000	2	1	15.0	43.8	4.3
Propane	Mbbl	3	0	3	2	1.000	3	1	15.0	4.2	4.7
Total: NGL	Mbbl	8	0	8	5	1.000	8	2	15.0	46.5	4.1
Total: Oil+NGL	Mbbl	192	0	192	152	1.000	192	56	15.0	6.8	3.0
Total: Oil Eq.	Mboe	342	0	342	277	1.000	342	100	23.0	8.2	2.8

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values: Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties: Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	86.22	-8.80	77.42	18.58	4.65	0.00	54.19	12,527	72	8,867	72
Solution Gas	$/Mcf	3.93	0.48	4.40	0.50	1.12	0.00	2.78	336	2	250	2
Residue Gas	$/Mcf	3.93	0.30	4.22	0.36	1.07	0.00	2.79	4,071	23	2,845	23
Total: Gas	$/Mcf	3.93	0.33	4.25	0.38	1.08	0.00	2.79	4,407	25	3,095	25
Condensate	$/bbl	88.03	-9.58	78.46	13.28	0.00	0.00	65.17	160	1	110	1
Butane	$/bbl	67.26	-11.00	56.26	8.35	0.00	0.00	47.90	111	1	70	1
Propane	$/bbl	0.00	0.00	0.00	0.00	0.00	0.00	0.00	155	1	94	1
Total: NGL	$/bbl	82.34	-9.97	72.38	11.93	0.00	0.00	60.44	426	2	274	2
Total: Oil+NGL	$/bbl	86.20	-8.81	77.39	18.54	4.62	0.00	54.23	12,953	75	9,142	75
Total: Oil Eq.	$/boe	65.38	-5.23	60.16	13.14	5.24	0.00	41.77	17,360	100	12,237	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)	Initial	Average	Disc. Rate %	Net Present Value Before Income Tax: Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe	Net Present Value After Income Tax: Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
Crown Royalty	21.5980	17.5872	0.0	11,640	11,555	1,128	10,427	30.48	11,555	1,128	10,427	30.48
Non-crown Royalty	0.2162	2.0475	5.0	9,959	9,908	997	8,911	26.05	9,908	997	8,911	26.05
Mineral Tax	0.0000	0.0000	8.0	9,164	9,127	930	8,197	23.96	9,127	930	8,197	23.96
			10.0	8,699	8,670	889	7,781	22.75	8,670	889	7,781	22.75
			12.0	8,279	8,256	850	7,406	21.65	8,256	850	7,406	21.65
			15.0	7,717	7,702	797	6,905	20.18	7,702	797	6,905	20.18
			20.0	6,929	6,924	719	6,206	18.14	6,924	719	6,206	18.14

Evaluator: Keith, John E.
Run Date: March 21, 2011 14:18:52

Company:	Dejour Energy (Alberta) Ltd.	Reserve Class:	Proved Plus Probable
Property:	Corporate	Development Class:	Total
Description:	After Tax Analysis	Pricing:	GLJ (2011-01)
		Effective Date:	December 31, 2010

Economic Forecast

PRODUCTION FORECAST

	Company Wells		Light/Medium Oil Production				Solution Gas Production				Residue Gas Production			
Year	Oil	Gas	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf
2011	2	4	231	84	66	77.42	127	46	41	4.40	1,502	548	494	4.22
2012	2	4	201	73	58	80.49	175	64	56	5.09	1,058	386	334	4.88
2013	2	5	203	74	59	82.12	106	39	34	5.74	963	352	299	5.48
2014	2	2	144	52	43	84.16	77	28	25	6.28	432	158	119	5.97
2015	2	1	100	36	31	87.39	56	21	18	6.82	195	71	54	6.43
2016	2	1	72	26	22	89.82	41	15	13	7.18	104	38	30	6.59
2017	2	1	59	21	18	92.59	30	11	10	7.44	79	29	23	6.83
2018	2	1	48	17	15	95.12	22	8	7	7.61	61	22	18	6.98
2019	2	1	39	14	13	97.88	16	6	5	7.79	47	17	14	7.14
2020	0	1	0	0	0	0.00	0	0	0	0.00	38	14	11	7.30
2021	0	1	0	0	0	0.00	0	0	0	0.00	30	11	9	7.45
2022	0	1	0	0	0	0.00	0	0	0	0.00	24	9	7	7.60
Sub.				400	326	83.77		237	209	5.75		1,655	1,412	5.13
Rem.				0	0	0.00		0	0	0.00		135	107	7.72
Tot.				**400**	**326**	**83.77**		**237**	**209**	**5.75**		**1,789**	**1,519**	**5.33**

	Total Gas Production				Condensate Production				Butane Production			
Year	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	1,629	594	535	4.23	2	1	1	78.98	1	0	0	56.26
2012	1,232	450	391	4.91	2	1	0	80.94	0	0	0	57.75
2013	1,069	390	333	5.50	3	1	1	88.75	2	1	1	68.84
2014	509	186	144	6.02	2	1	0	92.17	2	1	0	70.90
2015	252	92	72	6.52	1	0	0	96.25	1	0	0	73.39
2016	146	53	43	6.76	1	0	0	99.60	1	0	0	75.59
2017	109	40	33	7.00	1	0	0	102.46	1	0	0	77.74
2018	83	30	25	7.15	0	0	0	105.08	1	0	0	79.70
2019	64	23	19	7.30	0	0	0	107.96	0	0	0	81.85
2020	38	14	11	7.30	0	0	0	111.01	0	0	0	83.81
2021	30	11	9	7.45	0	0	0	113.23	0	0	0	85.48
2022	24	9	7	7.60	0	0	0	115.50	0	0	0	87.19
Sub.		1,892	1,621	5.21		5	3	90.86		4	2	71.98
Rem.		135	107	7.72		0	0	119.09		0	0	89.90
Tot.		**2,027**	**1,727**	**5.38**		**5**	**3**	**91.43**		**4**	**3**	**72.52**

	Propane Production				Total NGL Production				Total Oil + NGL Production			
Year	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	0	0	0	0.00	3	1	1	73.58	234	85	67	77.37
2012	0	0	0	0.00	2	1	1	76.34	203	74	58	80.44
2013	4	2	1	57.28	10	4	3	70.16	212	78	62	81.57
2014	3	1	1	58.56	7	2	1	71.25	150	55	45	83.60
2015	2	1	0	60.60	5	2	1	73.27	105	38	32	86.76
2016	2	1	0	62.13	3	1	1	74.97	76	28	23	89.16
2017	1	0	0	63.88	3	1	1	77.07	61	22	19	91.94
2018	1	0	0	65.47	2	1	0	78.99	50	18	16	94.48
2019	1	0	0	67.21	2	1	0	81.09	40	15	13	97.24
2020	1	0	0	68.57	1	0	0	82.53	1	0	0	82.53
2021	0	0	0	69.94	1	0	0	84.18	1	0	0	84.18
2022	0	0	0	71.34	1	0	0	85.87	1	0	0	85.87
Sub.		6	4	61.21		14	9	74.14		414	335	83.44
Rem.		0	0	73.56		0	0	88.54		0	0	88.54
Tot.		**6**	**4**	**61.66**		**15**	**10**	**74.57**		**414**	**335**	**83.45**

	Total Oil Equiv. Production			
Year	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	506	185	156	49.47
2012	408	149	124	54.80
2013	391	143	118	59.43
2014	235	86	68	66.46
2015	147	54	44	73.12
2016	100	37	30	77.35
2017	79	29	24	80.49
2018	63	23	20	83.24
2019	51	19	16	86.10
2020	7	3	2	49.98
2021	6	2	2	50.98
2022	5	2	1	52.00
Sub.		729	605	60.88
Rem.		23	18	47.11
Tot.		**752**	**623**	**60.47**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest				Royalty Interest	Company Interest									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2011	6,529	2,517	83	9,129	0	9,129	1,574	94	0	6	1,662	7,467	1,464	1,009	2,473
2012	5,902	2,208	60	8,170	0	8,170	1,429	119	0	4	1,543	6,626	1,534	807	2,341
2013	6,077	2,147	250	8,473	0	8,473	1,394	181	8	20	1,547	6,926	1,726	773	2,499
2014	4,418	1,118	171	5,707	0	5,707	999	107	35	16	1,055	4,652	1,385	464	1,849
2015	3,189	599	125	3,912	0	3,912	639	52	24	13	656	3,257	1,181	294	1,475
2016	2,374	360	93	2,827	0	2,827	444	41	15	11	459	2,368	1,019	201	1,220
2017	1,981	279	72	2,332	0	2,332	321	32	11	9	333	1,999	1,039	162	1,201
2018	1,653	216	57	1,926	0	1,926	227	25	9	8	235	1,691	1,060	131	1,191
2019	1,382	170	45	1,596	0	1,596	158	20	8	7	163	1,433	1,081	107	1,188
2020	0	100	36	136	0	136	17	16	7	6	21	115	34	18	52
2021	0	81	29	110	0	110	14	13	6	6	16	94	35	15	50
2022	0	67	24	91	0	91	12	11	5	5	12	78	36	12	48
Sub.	33,503	9,861	1,045	44,409	0	44,409	7,228	711	127	110	7,702	36,707	11,594	3,993	15,587
Rem.	0	1,040	38	1,078	0	1,078	98	129	21	32	175	903	249	205	454
Tot.	**33,503**	**10,901**	**1,083**	**45,487**	**0**	**45,487**	**7,326**	**840**	**148**	**142**	**7,877**	**37,610**	**11,843**	**4,197**	**16,041**
Disc	25,265	8,047	718	34,030	0	34,030	5,624	550	80	76	6,018	28,012	8,100	3,171	11,271

Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	**Net Prod'n Revenue** M$	Other Income M$	**Aband. Costs** M$	**Oper. Income** M$	Net Capital Investment Dev. M$	Plant M$	Tang. M$	Total M$	Before Tax Cash Flow Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	4,993	0	0	4,993	1,198	1,238	128	2,564	2,430	2,430	2,317
2012	0	0	0	4,286	0	0	4,286	409	38	42	490	3,796	6,226	5,607
2013	0	0	0	4,427	0	122	4,305	632	527	70	1,229	3,076	9,302	8,031
2014	0	0	0	2,803	0	61	2,742	0	0	0	0	2,742	12,044	9,995
2015	0	0	0	1,781	0	32	1,749	0	0	0	0	1,749	13,793	11,134
2016	0	0	0	1,148	0	0	1,148	0	0	0	0	1,148	14,941	11,814
2017	0	0	0	798	0	0	798	0	0	0	0	798	15,739	12,243
2018	0	0	0	500	0	0	500	0	0	0	0	500	16,239	12,488
2019	0	0	0	245	0	70	175	0	0	0	0	175	16,414	12,566
2020	0	0	0	63	0	0	63	0	0	0	0	63	16,477	12,591
2021	0	0	0	45	0	0	45	0	0	0	0	45	16,522	12,608
2022	0	0	0	30	0	0	30	0	0	0	0	30	16,552	12,618
Sub.	0	0	0	21,120	0	286	20,834	2,240	1,803	240	4,282	16,552	16,552	12,618
Rem.	0	0	0	449	0	34	415	40	0	0	40	376	16,928	12,695
Tot.	**0**	**0**	**0**	**21,570**	**0**	**320**	**21,249**	**2,279**	**1,803**	**240**	**4,322**	**16,928**	**16,928**	**12,695**
Disc	0	0	0	16,741	0	199	16,542	2,005	1,628	213	3,847	12,695	12,695	12,695

AFTER TAX ANALYSIS

Year	Oper. Income M$	Tax Pool Balances Incl. Current Year Additions: CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Depreciation & Writeoffs: CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Total M$
2011	4,993	7,577	0	2,176	6,039	4,736	1,724	0	653	0	2,617	4,993
2012	4,286	5,933	0	1,933	6,039	2,120	1,473	0	580	113	2,120	4,286
2013	4,305	5,057	0	1,985	5,926	0	1,190	0	595	2,520	0	4,305
2014	2,742	3,867	0	1,389	3,406	0	967	0	417	1,358	0	2,742
2015	1,749	2,900	0	973	2,048	0	725	0	292	732	0	1,749
2016	1,148	2,175	0	681	1,316	0	544	0	204	400	0	1,148
2017	798	1,631	0	477	915	0	408	0	143	247	0	798
2018	500	1,223	0	334	668	0	306	0	100	94	0	500
2019	175	917	0	234	574	0	229	0	70	0	0	299
2020	63	688	0	163	574	0	172	0	49	0	0	221
2021	45	516	0	114	574	0	129	0	34	0	0	163
2022	30	387	0	80	574	0	97	0	24	0	0	121
Sub.	20,834	387	0	80	574	0	7,964	0	3,162	5,465	4,736	21,326
Rem.	415	387	0	80	574	0	278	0	93	210	0	581
Tot.	**21,249**	**387**	**0**	**80**	**574**	**0**	**8,242**	**0**	**3,255**	**5,675**	**4,736**	**21,907**
Disc	16,542						6,034	0	2,424	3,991	4,332	16,780

Year	Taxable Income M$	Federal: Tax Rate %	Federal: Income Tax M$	Provincial: Tax Rate %	Provincial: Income Tax M$	ARTD & Investment Credits M$	Income Tax Payable M$	Net Cash Flow Before Income Tax: Annual M$	Cum. M$	10.0% Dcf M$	Net Cash Flow After Income Tax: Annual M$	Cum. M$	10.0% Dcf M$
2011	0	16.5	0	10.0	0	0	0	2,430	2,430	2,317	2,430	2,430	2,317
2012	0	15.0	0	10.0	0	0	0	3,796	6,226	5,607	3,796	6,226	5,607
2013	0	15.0	0	10.0	0	0	0	3,076	9,302	8,031	3,076	9,302	8,031
2014	0	15.0	0	10.0	0	0	0	2,742	12,044	9,995	2,742	12,044	9,995
2015	0	15.0	0	10.0	0	0	0	1,749	13,793	11,134	1,749	13,793	11,134
2016	0	15.0	0	10.0	0	0	0	1,148	14,941	11,814	1,148	14,941	11,814
2017	0	15.0	0	10.0	0	0	0	798	15,739	12,243	798	15,739	12,243
2018	0	15.0	0	10.0	0	0	0	500	16,239	12,488	500	16,239	12,488
2019	-124	15.0	0	10.0	0	0	0	175	16,414	12,566	175	16,414	12,566
2020	-158	15.0	0	10.0	0	0	0	63	16,477	12,591	63	16,477	12,591
2021	-119	15.0	0	10.0	0	0	0	45	16,522	12,608	45	16,522	12,608
2022	-90	15.0	0	10.0	0	0	0	30	16,552	12,618	30	16,552	12,618
Sub.	-492		0		0	0	0	16,552	16,552	12,618	16,552	16,552	12,618
Rem.	-166		0		0	0	0	376	16,928	12,695	376	16,928	12,695
Tot.	**-658**		**0**		**0**	**0**	**0**	**16,928**	**16,928**	**12,695**	**16,928**	**16,928**	**12,695**
Disc	-238		0		0	0	0	12,695	12,695	12,695	12,695	12,695	12,695

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011: Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents: Oil Eq. Factor	Company Mboe	% of Total	Reserve Life Indic. (yr): Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	400	0	400	326	1.000	400	53	9.0	4.7	2.6
Solution Gas	MMcf	237	0	237	209	6.000	40	5	9.0	5.1	2.2
Residue Gas	MMcf	1,789	0	1,789	1,519	6.000	298	40	23.0	3.3	1.9
Total: Gas	MMcf	2,027	0	2,027	1,727	6.000	338	45	23.0	3.4	1.9
Gas Heat Content	BBtu	2,248	0	2,248	1,920	0.000	0	0	23.0	3.4	1.9
Condensate	Mbbl	5	0	5	3	1.000	5	1	15.0	5.7	2.9
Butane	Mbbl	4	0	4	3	1.000	4	0	15.0	13.9	3.9
Propane	Mbbl	6	0	6	4	1.000	6	1	15.0	3.8	4.4
Total: NGL	Mbbl	15	0	15	10	1.000	15	2	15.0	12.8	3.7
Total: Oil+NGL	Mbbl	414	0	414	335	1.000	414	55	15.0	4.9	2.6
Total: Oil Eq.	Mboe	752	0	752	623	1.000	752	100	23.0	4.1	2.3

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values: Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties: Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	86.22	-8.80	77.42	16.60	7.98	0.00	52.84	27,373	73	20,476	73
Solution Gas	$/Mcf	3.93	0.48	4.40	0.50	3.15	0.00	0.75	1,198	3	902	3
Residue Gas	$/Mcf	3.92	0.29	4.22	0.40	3.02	0.00	0.80	8,267	22	6,110	22
Total: Gas	$/Mcf	3.92	0.31	4.23	0.41	3.03	0.00	0.79	9,465	25	7,012	25
Condensate	$/bbl	88.03	-9.05	78.98	16.60	0.00	0.00	62.39	312	1	228	1
Butane	$/bbl	67.26	-11.00	56.26	9.69	0.00	0.00	46.57	199	1	131	0
Propane	$/bbl	0.00	0.00	0.00	0.00	0.00	0.00	0.00	262	1	164	1
Total: NGL	$/bbl	83.09	-9.51	73.58	14.95	0.00	0.00	58.62	772	2	524	2
Total: Oil+NGL	$/bbl	86.18	-8.81	77.37	16.58	7.87	0.00	52.92	28,145	75	21,000	75
Total: Oil Eq.	$/boe	52.55	-3.09	49.47	9.01	13.40	0.00	27.06	37,610	100	28,012	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)	Initial	Average	Disc. Rate %	Net Present Value Before Income Tax: Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe	Net Present Value After Income Tax: Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
Crown Royalty	17.2406	16.1065	0.0	21,570	21,249	4,322	16,928	22.50	21,249	4,322	16,928	22.50
Non-crown Royalty	1.0274	1.8474	5.0	18,820	18,574	4,064	14,509	19.29	18,574	4,064	14,509	19.29
Mineral Tax	0.0000	0.0000	8.0	17,510	17,294	3,930	13,364	17.76	17,294	3,930	13,364	17.76
			10.0	16,741	16,542	3,847	12,695	16.88	16,542	3,847	12,695	16.88
			12.0	16,042	15,858	3,769	12,089	16.07	15,858	3,769	12,089	16.07
			15.0	15,104	14,939	3,659	11,279	14.99	14,939	3,659	11,279	14.99
			20.0	13,779	13,639	3,495	10,144	13.48	13,639	3,495	10,144	13.48

Evaluator: Keith, John E.
Run Date: March 21, 2011 14:18:52

CONSTANT PRICING

AFTER TAX ECONOMIC FORECASTS

Company:	Dejour Energy (Alberta) Ltd.	Reserve Class:	Various
Property:	Corporate	Development Class:	Classifications
Description:	After Tax Analysis	Pricing:	SEC Posted 2010/12/31 (12 Month Avg)
		Effective Date:	December 31, 2010

Summary of Reserves and Values

	Proved Producing	Proved Developed Non-producing	Proved Undeveloped	Total Proved	Total Probable	Total Proved Plus Probable
MARKETABLE RESERVES						
Light/Medium Oil (Mbbl)						
Total Company Interest	84	0	118	202	183	386
Working Interest	84	0	118	202	183	386
Net After Royalty	74	0	92	167	146	313
Gas (MMcf)						
Total Company Interest	855	229	-21	1,063	727	1,790
Working Interest	855	229	-21	1,063	727	1,790
Net After Royalty	768	187	-19	936	624	1,560
Natural Gas Liquids (Mbbl)						
Total Company Interest	2	5	0	6	8	14
Working Interest	2	5	0	6	8	14
Net After Royalty	1	3	0	4	5	9
Oil Equivalent (Mbbl)						
Total Company Interest	228	43	115	386	312	698
Working Interest	228	43	115	386	312	698
Net After Royalty	204	34	89	327	255	582
BEFORE TAX PRESENT VALUE (M$)						
0%	1,701	375	1,696	3,772	7,552	11,324
5%	1,619	280	1,404	3,304	6,597	9,901
8%	1,575	239	1,256	3,071	6,131	9,201
10%	1,547	217	1,167	2,931	5,854	8,785
12%	1,521	197	1,084	2,802	5,602	8,403
15%	1,483	172	971	2,626	5,261	7,887
20%	1,426	139	808	2,373	4,777	7,150
AFTER TAX PRESENT VALUE (M$)						
0%	1,701	375	1,696	3,772	7,552	11,324
5%	1,619	280	1,404	3,304	6,597	9,901
8%	1,575	239	1,256	3,071	6,131	9,201
10%	1,547	217	1,167	2,931	5,854	8,785
12%	1,521	197	1,084	2,802	5,602	8,403
15%	1,483	172	971	2,626	5,261	7,887
20%	1,426	139	808	2,373	4,777	7,150

BOE Factors:				
	HVY OIL 1.0	RES GAS 6.0	PROPANE 1.0	ETHANE 1.0
	COND 1.0	SLN GAS 6.0	BUTANE 1.0	SULPHUR 0.0

Company:	Dejour Energy (Alberta) Ltd.	Reserve Class:	Proved
Property:	Corporate	Development Class:	Producing
Description:	After Tax Analysis	Pricing:	SEC Posted 2010/12/31 (12 Month Avg)
		Effective Date:	December 31, 2010

Economic Forecast

PRODUCTION FORECAST

	Company Wells		Light/Medium Oil Production				Solution Gas Production				Residue Gas Production			
Year	Oil	Gas	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf
2011	2	4	55	20	18	69.43	200	73	65	4.25	1,315	480	433	4.07
2012	2	3	49	18	16	69.43	124	45	40	4.25	536	196	176	4.07
2013	2	0	48	18	16	69.43	85	31	28	4.25	0	0	0	0.00
2014	2	0	42	15	14	69.43	52	19	17	4.25	0	0	0	0.00
2015	2	0	35	13	12	69.43	31	11	10	4.25	0	0	0	0.00
Tot.				**84**	**74**	**69.43**		**179**	**159**	**4.25**		**676**	**609**	**4.07**

	Total Gas Production				Condensate Production				Butane Production			
Year	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	1,514	553	498	4.10	2	1	1	73.02	1	0	0	55.10
2012	660	241	216	4.11	1	0	0	73.31	0	0	0	55.10
2013	85	31	28	4.25	0	0	0	72.07	0	0	0	55.10
2014	52	19	17	4.25	0	0	0	72.07	0	0	0	55.10
2015	31	11	10	4.25	0	0	0	72.07	0	0	0	55.10
Tot.		**855**	**768**	**4.11**		**1**	**1**	**73.03**		**0**	**0**	**55.10**

	Total NGL Production				Total Oil + NGL Production				Total Oil Equiv. Production			
Year	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	3	1	1	68.76	58	21	18	69.40	311	113	101	32.98
2012	1	0	0	69.35	50	18	16	69.43	160	58	52	38.66
2013	0	0	0	66.98	48	18	16	69.42	63	23	20	59.45
2014	0	0	0	66.98	42	15	14	69.42	51	19	17	61.93
2015	0	0	0	66.98	36	13	12	69.43	41	15	13	63.89
Tot.		**2**	**1**	**68.77**		**86**	**76**	**69.42**		**228**	**204**	**41.45**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest				Royalty Interest	Company Interest									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2011	1,402	2,265	73	3,739	0	3,739	341	85	0	6	421	3,319	1,378	668	2,045
2012	1,239	989	30	2,258	0	2,258	213	45	0	3	255	2,003	1,239	328	1,567
2013	1,223	132	5	1,360	0	1,360	160	0	0	0	160	1,200	789	117	906
2014	1,063	81	3	1,147	0	1,147	118	0	0	0	118	1,028	789	93	881
2015	898	48	2	948	0	948	83	0	0	0	83	864	789	73	862
Tot.	**5,824**	**3,515**	**112**	**9,452**	**0**	**9,452**	**916**	**130**	**0**	**9**	**1,037**	**8,415**	**4,983**	**1,279**	**6,262**
Disc	4,720	3,210	103	8,033	0	8,033	775	120	0	8	887	7,146	4,088	1,127	5,215

								Net Capital Investment				Before Tax Cash Flow		
Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	1,273	0	30	1,243	0	94	0	94	1,149	1,149	1,096
2012	0	0	0	436	0	118	318	75	0	0	75	243	1,393	1,307
2013	0	0	0	294	0	0	294	75	0	0	75	219	1,612	1,479
2014	0	0	0	147	0	0	147	0	0	0	0	147	1,759	1,585
2015	0	0	0	3	0	60	-57	0	0	0	0	-57	1,701	1,547
Tot.	**0**	**0**	**0**	**2,153**	**0**	**208**	**1,945**	**150**	**94**	**0**	**244**	**1,701**	**1,701**	**1,547**
Disc	0	0	0	1,930	0	170	1,761	124	89	0	213	1,547	1,547	1,547

AFTER TAX ANALYSIS

Year	Oper. Income M$	Tax Pool Balances Incl. Current Year Additions: CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Depreciation & Writeoffs: CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Total M$
2011	1,243	6,305	0	978	6,039	4,736	1,565	0	293	0	0	1,858
2012	318	4,740	0	760	6,039	4,736	1,185	0	228	0	0	1,413
2013	294	3,555	0	607	6,039	4,736	889	0	182	0	0	1,071
2014	147	2,666	0	425	6,039	4,736	667	0	127	0	0	794
2015	-57	1,999	0	297	6,039	4,736	500	0	89	0	0	589
Tot.	**1,945**	**1,999**	**0**	**297**	**6,039**	**4,736**	**4,806**	**0**	**920**	**0**	**0**	**5,726**
Disc	1,761						4,023	0	770	0	0	4,793

Year	Taxable Income M$	Federal: Tax Rate %	Federal: Income Tax M$	Provincial: Tax Rate %	Provincial: Income Tax M$	ARTD & Investment Credits M$	Income Tax Payable M$	Net Cash Flow Before Income Tax: Annual M$	Cum. M$	10.0% Dcf M$	Net Cash Flow After Income Tax: Annual M$	Cum. M$	10.0% Dcf M$
2011	-615	16.5	0	10.0	0	0	0	1,149	1,149	1,096	1,149	1,149	1,096
2012	-1,095	15.0	0	10.0	0	0	0	243	1,393	1,307	243	1,393	1,307
2013	-777	15.0	0	10.0	0	0	0	219	1,612	1,479	219	1,612	1,479
2014	-647	15.0	0	10.0	0	0	0	147	1,759	1,585	147	1,759	1,585
2015	-647	15.0	0	10.0	0	0	0	-57	1,701	1,547	-57	1,701	1,547
Tot.	**-3,781**		**0**		**0**	**0**	**0**	**1,701**	**1,701**	**1,547**	**1,701**	**1,701**	**1,547**
Disc	-3,032		0		0	0	0	1,547	1,547	1,547	1,547	1,547	1,547

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011: Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents: Oil Eq. Factor	Company Mboe	% of Total	Reserve Life Indic. (yr): Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	84	0	84	74	1.000	84	37	5.0	4.2	2.2
Solution Gas	MMcf	179	0	179	159	6.000	30	13	5.0	2.5	1.4
Residue Gas	MMcf	676	0	676	609	6.000	113	49	2.0	1.4	0.7
Total: Gas	MMcf	855	0	855	768	6.000	142	62	5.0	1.5	0.8
Gas Heat Content	BBtu	971	0	971	872	0.000	0	0	5.0	1.5	0.8
Condensate	Mbbl	1	0	1	1	1.000	1	1	5.0	1.6	0.8
Total: NGL	Mbbl	2	0	2	1	1.000	2	1	5.0	1.6	0.8
Total: Oil+NGL	Mbbl	86	0	86	76	1.000	86	38	5.0	4.0	2.2
Total: Oil Eq.	Mboe	228	0	228	204	1.000	228	100	5.0	2.0	1.0

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values: Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties: Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	78.23	-8.80	69.43	9.25	21.32	0.00	38.86	5,160	61	4,173	58
Solution Gas	$/Mcf	3.84	0.41	4.25	0.48	3.03	0.00	0.74	676	8	581	8
Residue Gas	$/Mcf	3.84	0.23	4.07	0.38	2.91	0.00	0.79	2,490	30	2,312	32
Total: Gas	$/Mcf	3.84	0.26	4.10	0.40	2.92	0.00	0.78	3,166	38	2,893	40
Condensate	$/bbl	82.07	-9.05	73.02	16.23	0.00	0.00	56.79	71	1	64	1
Butane	$/bbl	66.10	-11.00	55.10	10.40	0.00	0.00	44.70	17	0	16	0
Total: NGL	$/bbl	78.27	-9.51	68.76	14.85	0.00	0.00	53.92	88	1	80	1
Total: Oil+NGL	$/bbl	78.23	-8.84	69.40	9.52	20.26	0.00	39.61	5,248	62	4,253	60
Total: Oil Eq.	$/boe	33.39	-0.41	32.98	3.71	18.04	0.00	11.23	8,415	100	7,146	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)	Initial	Average	Disc. Rate %	Net Present Value Before Income Tax: Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe	Net Present Value After Income Tax: Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
Crown Royalty	9.1301	9.6894	0.0	2,153	1,945	244	1,701	7.46	1,945	244	1,701	7.46
Non-crown Royalty	2.2792	1.3759	5.0	2,034	1,847	228	1,619	7.10	1,847	228	1,619	7.10
Mineral Tax	0.0000	0.0000	8.0	1,970	1,794	219	1,575	6.91	1,794	219	1,575	6.91
			10.0	1,930	1,761	213	1,547	6.79	1,761	213	1,547	6.79
			12.0	1,893	1,729	208	1,521	6.67	1,729	208	1,521	6.67
			15.0	1,839	1,684	201	1,483	6.50	1,684	201	1,483	6.50
			20.0	1,759	1,616	190	1,426	6.25	1,616	190	1,426	6.25

Evaluator: Keith, John E.
Run Date: March 21, 2011 14:50:14

Company:	**Dejour Energy (Alberta) Ltd.**	Reserve Class:	**Proved**
Property:	**Corporate**	Development Class:	**Developed Nonproducing**
Description:	**After Tax Analysis**	Pricing:	**SEC Posted 2010/12/31 (12 Month Avg)**
		Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

		Residue Gas Production					Condensate Production				Butane Production			
Year	Company Gas Wells	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2012	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2013	0	120	44	36	4.03	1	0	0	84.57	1	0	0	66.10
2014	0	85	31	23	4.03	1	0	0	84.57	1	0	0	66.10
2015	0	61	22	18	4.03	0	0	0	84.57	1	0	0	66.10
2016	0	44	16	13	4.03	0	0	0	84.57	0	0	0	66.10
2017	0	32	12	9	4.03	0	0	0	84.57	0	0	0	66.10
2018	0	24	9	7	4.03	0	0	0	84.57	0	0	0	66.10
2019	0	18	6	5	4.03	0	0	0	84.57	0	0	0	66.10
2020	0	13	5	4	4.03	0	0	0	84.57	0	0	0	66.10
2021	0	10	4	3	4.03	0	0	0	84.57	0	0	0	66.10
2022	0	34	12	10	3.65	0	0	0	0.00	0	0	0	0.00
Sub.			160	130	4.00		1	1	84.57		1	1	66.10
Rem.			69	57	3.65		0	0	0.00		0	0	0.00
Tot.			**229**	**187**	**3.90**		**1**	**1**	**84.57**		**1**	**1**	**66.10**

	Propane Production				Total NGL Production				Total Oil Equiv. Production			
Year	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2012	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2013	2	1	1	45.10	4	1	1	59.91	24	9	7	29.89
2014	1	0	0	45.10	3	1	1	59.91	17	6	4	29.89
2015	1	0	0	45.10	2	1	0	59.91	12	4	3	29.89
2016	1	0	0	45.10	1	1	0	59.91	9	3	2	29.89
2017	1	0	0	45.10	1	0	0	59.91	6	2	2	29.89
2018	0	0	0	45.10	1	0	0	59.91	5	2	1	29.89
2019	0	0	0	45.10	1	0	0	59.91	3	1	1	29.89
2020	0	0	0	45.10	0	0	0	59.91	3	1	1	29.89
2021	0	0	0	45.10	0	0	0	59.91	2	1	1	29.89
2022	0	0	0	0.00	0	0	0	0.00	6	2	2	21.90
Sub.		2	2	45.10		5	3	59.91		31	25	29.37
Rem.		0	0	0.00		0	0	0.00		12	10	21.90
Tot.		**2**	**2**	**45.10**		**5**	**3**	**59.91**		**43**	**34**	**27.37**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance				Operating Expenses		
	Working Interest				Royalty Interest	Company Interest					Total Royalty After Process.	Net Revenue After Royalty			
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2011	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2013	0	177	83	259	0	259	12	31	4	8	32	228	14	48	63
2014	0	125	59	183	0	183	32	22	13	8	34	149	14	34	48
2015	0	89	42	131	0	131	19	16	8	6	20	111	14	24	39
2016	0	65	30	95	0	95	13	11	7	5	12	82	14	18	32
2017	0	47	22	69	0	69	10	8	6	5	8	62	14	13	27
2018	0	35	16	51	0	51	7	6	5	4	4	47	14	9	24
2019	0	26	12	38	0	38	5	5	4	4	2	36	14	7	21
2020	0	19	9	29	0	29	4	3	4	3	0	28	14	5	20
2021	0	15	7	22	0	22	3	3	3	3	0	22	14	4	18
2022	0	45	0	45	0	45	2	5	1	2	5	40	7	14	21
Sub.	0	642	280	922	0	922	108	111	55	47	117	805	137	176	313
Rem.	0	252	0	252	0	252	12	30	4	9	29	223	72	76	148
Tot.	**0**	**894**	**280**	**1,174**	**0**	**1,174**	**120**	**141**	**59**	**56**	**146**	**1,028**	**209**	**252**	**461**
Disc	0	474	184	657	0	657	71	79	33	30	86	571	93	131	224

Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment Dev. M$	Plant M$	Tang. M$	Total M$	Before Tax Cash Flow Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2013	0	0	0	165	0	0	165	0	150	0	150	15	15	12
2014	0	0	0	101	0	0	101	0	0	0	0	101	116	84
2015	0	0	0	73	0	0	73	0	0	0	0	73	189	132
2016	0	0	0	50	0	0	50	0	0	0	0	50	239	162
2017	0	0	0	34	0	0	34	0	0	0	0	34	274	180
2018	0	0	0	23	0	0	23	0	0	0	0	23	297	191
2019	0	0	0	15	0	0	15	0	0	0	0	15	311	198
2020	0	0	0	8	0	0	8	0	0	0	0	8	319	201
2021	0	0	0	3	0	0	3	0	0	0	0	3	323	202
2022	0	0	0	19	0	0	19	30	0	0	30	-11	312	199
Sub.	0	0	0	492	0	0	492	30	150	0	180	312	312	199
Rem.	0	0	0	75	0	12	63	0	0	0	0	63	375	217
Tot.	**0**	**0**	**0**	**567**	**0**	**12**	**555**	**30**	**150**	**0**	**180**	**375**	**375**	**217**
Disc	0	0	0	347	0	2	345	10	118	0	128	217	217	217

AFTER TAX ANALYSIS

Year	Oper. Income M$	Tax Pool Balances Incl. Current Year Additions CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Depreciation & Writeoffs CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Total M$
2011	0	0	0	0	0	0	0	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	0	0	0	0
2013	165	150	0	0	0	0	19	0	0	0	0	19
2014	101	131	0	0	0	0	33	0	0	0	0	33
2015	73	98	0	0	0	0	25	0	0	0	0	25
2016	50	1,573	0	208	6,039	4,736	393	0	62	0	0	456
2017	34	1,180	0	146	6,039	4,736	295	0	44	0	0	339
2018	23	885	0	102	6,039	4,736	221	0	31	0	0	252
2019	15	664	0	71	6,039	4,736	166	0	21	0	0	187
2020	8	498	0	50	6,039	4,736	124	0	15	0	0	139
2021	3	373	0	35	6,039	4,736	93	0	10	0	0	104
2022	19	280	0	54	6,039	4,736	70	0	16	0	0	86
Sub.	492	280	0	54	6,039	4,736	1,440	0	200	0	0	1,639
Rem.	63	280	0	54	6,039	4,736	160	0	32	0	0	192
Tot.	**555**	**280**	**0**	**54**	**6,039**	**4,736**	**1,600**	**0**	**232**	**0**	**0**	**1,831**
Disc	345						779	0	109	0	0	888

Year	Taxable Income M$	Federal Tax Rate %	Federal Income Tax M$	Provincial Tax Rate %	Provincial Income Tax M$	ARTD & Investment Credits M$	Income Tax Payable M$	Net Cash Flow Before Income Tax Annual M$	Cum. M$	10.0% Dcf M$	Net Cash Flow After Income Tax Annual M$	Cum. M$	10.0% Dcf M$
2011	0	16.5	0	10.0	0	0	0	0	0	0	0	0	0
2012	0	15.0	0	10.0	0	0	0	0	0	0	0	0	0
2013	147	15.0	0	10.0	0	0	0	15	15	12	15	15	12
2014	68	15.0	0	10.0	0	0	0	101	116	84	101	116	84
2015	48	15.0	0	10.0	0	0	0	73	189	132	73	189	132
2016	-405	15.0	0	10.0	0	0	0	50	239	162	50	239	162
2017	-304	15.0	0	10.0	0	0	0	34	274	180	34	274	180
2018	-229	15.0	0	10.0	0	0	0	23	297	191	23	297	191
2019	-173	15.0	0	10.0	0	0	0	15	311	198	15	311	198
2020	-131	15.0	0	10.0	0	0	0	8	319	201	8	319	201
2021	-101	15.0	0	10.0	0	0	0	3	323	202	3	323	202
2022	-67	15.0	0	10.0	0	0	0	-11	312	199	-11	312	199
Sub.	-1,148		0		0	0	0	312	312	199	312	312	199
Rem.	-129		0		0	0	0	63	375	217	63	375	217
Tot.	**-1,277**		**0**		**0**	**0**	**0**	**375**	**375**	**217**	**375**	**375**	**217**
Disc	-543		0		0	0	0	217	217	217	217	217	217

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011 Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents Oil Eq. Factor	Company Mboe	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Residue Gas	MMcf	229	0	229	187	6.000	38	89	17.0	5.2	6.2
Gas Heat Content	BBtu	233	0	233	189	0.000	0	0	17.0	5.2	6.2
Condensate	Mbbl	1	0	1	1	1.000	1	3	11.0	3.4	4.0
Butane	Mbbl	1	0	1	1	1.000	1	3	11.0	3.4	4.0
Propane	Mbbl	2	0	2	2	1.000	2	5	11.0	3.4	4.0
Total: NGL	Mbbl	5	0	5	3	1.000	5	11	11.0	3.4	4.0
Total: Oil Eq.	Mboe	43	0	43	34	1.000	43	100	17.0	4.9	5.7

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values: Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties: Undisc M$	% of Total	10% Disc M$	% of Total
Residue Gas	$/Mcf	0.00	0.00	0.00	0.00	0.00	0.00	0.00	819	80	433	76
Condensate	$/bbl	0.00	0.00	0.00	0.00	0.00	0.00	0.00	64	6	43	7
Butane	$/bbl	0.00	0.00	0.00	0.00	0.00	0.00	0.00	63	6	42	7
Propane	$/bbl	0.00	0.00	0.00	0.00	0.00	0.00	0.00	82	8	54	9
Total: NGL	$/bbl	0.00	0.00	0.00	0.00	0.00	0.00	0.00	209	20	138	24
Total: Oil Eq.	$/boe	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,028	100	571	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)	Initial	Average	Disc. Rate %	Before Income Tax: Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe	After Income Tax: Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
Crown Royalty	0.0000	10.2415	0.0	567	555	180	375	8.74	555	180	375	8.74
Non-crown Royalty	0.0000	12.0000	5.0	436	430	150	280	6.53	430	150	280	6.53
Mineral Tax	0.0000	0.0000	8.0	379	375	136	239	5.58	375	136	239	5.58
			10.0	347	345	128	217	5.05	345	128	217	5.05
			12.0	320	318	121	197	4.59	318	121	197	4.59
			15.0	285	284	112	172	4.01	284	112	172	4.01
			20.0	239	238	99	139	3.25	238	99	139	3.25

Evaluator: Keith, John E.
Run Date: March 21, 2011 14:50:14

Company:	Dejour Energy (Alberta) Ltd.	Reserve Class:	Proved
Property:	Corporate	Development Class:	Undeveloped
Description:	After Tax Analysis	Pricing:	SEC Posted 2010/12/31 (12 Month Avg)
		Effective Date:	December 31, 2010

Economic Forecast

PRODUCTION FORECAST

		Light/Medium Oil Production				Solution Gas Production				Condensate Production			
Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	0	99	36	28	69.43	-115	-42	-37	4.25	0	0	0	72.07
2012	0	83	30	23	69.43	-8	-3	-3	4.25	0	0	0	72.07
2013	0	41	15	11	69.43	-8	-3	-2	4.25	0	0	0	72.07
2014	0	30	11	8	69.43	11	4	4	4.25	0	0	0	72.07
2015	0	23	8	7	69.43	20	7	7	4.25	0	0	0	72.07
2016	2	47	17	15	69.43	41	15	13	4.25	0	0	0	72.07
2017	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2018	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2019	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2020	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2021	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2022	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
Sub.			118	92	69.43		-21	-19	4.25		0	0	72.07
Rem.			0	0	0.00		0	0	0.00		0	0	0.00
Tot.			**118**	**92**	**69.43**		**-21**	**-19**	**4.25**		**0**	**0**	**72.07**

	Butane Production				Total NGL Production				Total Oil + NGL Production			
Year	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	0	0	0	55.10	0	0	0	66.98	99	36	28	69.44
2012	0	0	0	55.10	0	0	0	66.98	83	30	23	69.43
2013	0	0	0	55.10	0	0	0	66.98	41	15	11	69.43
2014	0	0	0	55.10	0	0	0	66.98	30	11	8	69.43
2015	0	0	0	55.10	0	0	0	66.98	23	8	7	69.43
2016	0	0	0	55.10	0	0	0	66.98	47	17	15	69.43
2017	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2018	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2019	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2020	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2021	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
2022	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
Sub.		0	0	55.10		0	0	66.98		118	92	69.43
Rem.		0	0	0.00		0	0	0.00		0	0	0.00
Tot.		**0**	**0**	**55.10**		**0**	**0**	**66.98**		**118**	**92**	**69.43**

	Total Oil Equiv. Production			
Year	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	80	29	21	79.93
2012	82	30	23	70.19
2013	40	15	11	70.82
2014	32	12	9	66.94
2015	26	10	8	63.85
2016	54	20	18	63.87
2017	0	0	0	0.00
2018	0	0	0	0.00
2019	0	0	0	0.00
2020	0	0	0	0.00
2021	0	0	0	0.00
2022	0	0	0	0.00
Sub.		115	89	70.79
Rem.		0	0	0.00
Tot.		**115**	**89**	**70.79**

REVENUE AND EXPENSE FORECAST

Year	Revenue Before Burdens: Working Interest Oil M$	Working Interest Gas M$	Working Interest NGL+Sul M$	Working Interest Total M$	Royalty Interest Total M$	Company Interest Total M$	Royalty Burdens Pre-Processing Crown M$	Royalty Burdens Pre-Processing Other M$	Gas Processing Allowance Crown M$	Gas Processing Allowance Other M$	Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses Fixed M$	Operating Expenses Variable M$	Operating Expenses Total M$
2011	2,520	-178	-6	2,336	0	2,336	583	0	0	1	583	1,753	86	121	208
2012	2,113	-13	0	2,100	0	2,100	506	0	0	0	505	1,594	68	138	206
2013	1,044	-12	0	1,031	0	1,031	249	0	0	0	249	782	105	67	172
2014	768	17	1	786	0	786	183	0	0	0	183	603	105	56	161
2015	582	31	1	614	0	614	132	0	0	0	132	483	105	47	152
2016	1,199	64	2	1,265	0	1,265	146	0	0	0	146	1,119	894	97	991
2017	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2018	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2019	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2020	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2021	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2022	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Sub.	8,227	-91	-3	8,133	0	8,133	1,799	0	0	1	1,798	6,335	1,363	527	1,890
Rem.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot.	**8,227**	**-91**	**-3**	**8,133**	**0**	**8,133**	**1,799**	**0**	**0**	**1**	**1,798**	**6,335**	**1,363**	**527**	**1,890**
Disc	6,697	-120	-4	6,572	0	6,572	1,494	0	0	1	1,493	5,079	897	417	1,314

Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment Dev. M$	Net Capital Investment Plant M$	Net Capital Investment Tang. M$	Net Capital Investment Total M$	Before Tax Cash Flow Annual M$	Before Tax Cash Flow Cum. M$	Before Tax Cash Flow 10.0% Dcf M$
2011	0	0	0	1,545	0	0	1,545	1,198	1,144	128	2,470	-925	-925	-882
2012	0	0	0	1,388	0	0	1,388	275	38	41	353	1,035	110	15
2013	0	0	0	611	0	0	611	-75	0	0	-75	686	796	556
2014	0	0	0	442	0	0	442	0	0	0	0	442	1,238	872
2015	0	0	0	330	0	-60	390	0	0	0	0	390	1,628	1,126
2016	0	0	0	128	0	60	68	0	0	0	0	68	1,696	1,167
2017	0	0	0	0	0	0	0	0	0	0	0	0	1,696	1,167
2018	0	0	0	0	0	0	0	0	0	0	0	0	1,696	1,167
2019	0	0	0	0	0	0	0	0	0	0	0	0	1,696	1,167
2020	0	0	0	0	0	0	0	0	0	0	0	0	1,696	1,167
2021	0	0	0	0	0	0	0	0	0	0	0	0	1,696	1,167
2022	0	0	0	0	0	0	0	0	0	0	0	0	1,696	1,167
Sub.	0	0	0	4,444	0	0	4,444	1,398	1,181	169	2,748	1,696	1,696	1,167
Rem.	0	0	0	0	0	0	0	0	0	0	0	0	1,696	1,167
Tot.	**0**	**0**	**0**	**4,444**	**0**	**0**	**4,444**	**1,398**	**1,181**	**169**	**2,748**	**1,696**	**1,696**	**1,167**
Disc	0	0	0	3,765	0	-4	3,769	1,321	1,123	157	2,602	1,167	1,167	1,167

AFTER TAX ANALYSIS

Year	Oper. Income M$	Tax Pool Balances Incl. Current Year Additions: CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Depreciation & Writeoffs: CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Total M$
2011	1,545	1,271	0	1,198	0	0	159	0	360	0	411	930
2012	1,388	1,191	0	1,113	0	-411	288	0	334	0	0	622
2013	611	903	0	704	0	-411	226	0	211	0	0	437
2014	442	677	0	493	0	-411	169	0	148	0	0	317
2015	390	508	0	345	0	-411	127	0	104	0	0	231
2016	68	381	0	242	0	-411	95	0	72	0	0	168
2017	0	286	0	169	0	-411	71	0	51	0	0	122
2018	0	214	0	118	0	-411	54	0	36	0	0	89
2019	0	161	0	83	0	-411	40	0	25	0	0	65
2020	0	121	0	58	0	-411	30	0	17	0	0	48
2021	0	90	0	41	0	-411	23	0	12	0	0	35
2022	0	68	0	28	0	-411	17	0	9	0	0	25
Sub.	4,444	68	0	28	0	-411	1,299	0	1,378	0	411	3,089
Rem.	0	68	0	28	0	-411	39	0	17	0	0	55
Tot.	**4,444**	**68**	**0**	**28**	**0**	**-411**	**1,338**	**0**	**1,395**	**0**	**411**	**3,144**
Disc	3,769						959	0	1,090	0	392	2,441

		Federal		Provincial				Net Cash Flow Before Income Tax			Net Cash Flow After Income Tax		
Year	Taxable Income M$	Tax Rate %	Income Tax M$	Tax Rate %	Income Tax M$	ARTD & Investment Credits M$	Income Tax Payable M$	Annual M$	Cum. M$	10.0% Dcf M$	Annual M$	Cum. M$	10.0% Dcf M$
2011	615	16.5	0	10.0	0	0	0	-925	-925	-882	-925	-925	-882
2012	766	15.0	0	10.0	0	0	0	1,035	110	15	1,035	110	15
2013	173	15.0	0	10.0	0	0	0	686	796	556	686	796	556
2014	125	15.0	0	10.0	0	0	0	442	1,238	872	442	1,238	872
2015	160	15.0	0	10.0	0	0	0	390	1,628	1,126	390	1,628	1,126
2016	-100	15.0	0	10.0	0	0	0	68	1,696	1,167	68	1,696	1,167
2017	-122	15.0	0	10.0	0	0	0	0	1,696	1,167	0	1,696	1,167
2018	-89	15.0	0	10.0	0	0	0	0	1,696	1,167	0	1,696	1,167
2019	-65	15.0	0	10.0	0	0	0	0	1,696	1,167	0	1,696	1,167
2020	-48	15.0	0	10.0	0	0	0	0	1,696	1,167	0	1,696	1,167
2021	-35	15.0	0	10.0	0	0	0	0	1,696	1,167	0	1,696	1,167
2022	-25	15.0	0	10.0	0	0	0	0	1,696	1,167	0	1,696	1,167
Sub.	1,356		0		0	0	0	1,696	1,696	1,167	1,696	1,696	1,167
Rem.	-55		0		0	0	0	0	1,696	1,167	0	1,696	1,167
Tot.	**1,300**		**0**		**0**	**0**	**0**	**1,696**	**1,696**	**1,167**	**1,696**	**1,696**	**1,167**
Disc	1,328		0		0	0	0	1,167	1,167	1,167	1,167	1,167	1,167

SUMMARY OF RESERVES

		Remaining Reserves at Jan 01, 2011				Oil Equivalents			Reserve Life Indic. (yr)		
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	118	0	118	92	1.000	118	103	6.0	3.3	1.8
Solution Gas	MMcf	-21	0	-21	-19	6.000	-4	-3	6.0	0.0	0.0
Gas Heat Content	BBtu	-25	0	-25	-22	0.000	0	0	6.0	0.0	0.0
Oil+NGL	Mbbl	118	0	118	92	1.000	118	103	6.0	3.3	1.8
Total: Oil Eq.	Mboe	115	0	115	89	1.000	115	100	6.0	3.9	1.9

PRODUCT REVENUE AND EXPENSES

		Average First Year Unit Values							Net Revenue After Royalties			
Product	Units	Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	78.23	-8.80	69.43	16.66	3.11	0.00	49.65	6,417	101	5,188	102
Solution Gas	$/Mcf	3.84	0.41	4.25	0.48	-2.27	0.00	6.04	-81	-1	-107	-2
Residue Gas	$/Mcf	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1	0	1	0
Total: Gas	$/Mcf	3.84	0.41	4.25	0.49	-2.27	0.00	6.02	-80	-1	-106	-2
Condensate	$/bbl	82.07	-10.00	72.07	14.58	0.00	0.00	57.49	-2	0	-3	0
Butane	$/bbl	66.10	-11.00	55.10	11.02	0.00	0.00	44.08	-1	0	-1	0
Total: NGL	$/bbl	77.28	-10.30	66.98	13.51	0.00	0.00	53.47	-3	0	-3	0
Total: Oil+NGL	$/bbl	78.23	-8.80	69.44	16.67	3.12	0.00	49.64	6,414	101	5,184	102
Total: Oil Eq.	$/boe	91.41	-11.48	79.93	19.94	7.12	0.00	52.87	6,335	100	5,079	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)				Net Present Value Before Income Tax					Net Present Value After Income Tax			
							Cash Flow				Cash Flow	
	Initial	Average	Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	M$	$/boe	Operating Income M$	Capital Invest. M$	M$	$/boe
Crown Royalty	24.9782	22.1196	0.0	4,444	4,444	2,748	1,696	14.77	4,444	2,748	1,696	14.77
Non-crown Royalty	0.0000	0.0000	5.0	4,074	4,077	2,672	1,404	12.22	4,077	2,672	1,404	12.22
Mineral Tax	0.0000	0.0000	8.0	3,882	3,886	2,629	1,256	10.93	3,886	2,629	1,256	10.93
			10.0	3,765	3,769	2,602	1,167	10.16	3,769	2,602	1,167	10.16
			12.0	3,655	3,659	2,575	1,084	9.44	3,659	2,575	1,084	9.44
			15.0	3,503	3,508	2,537	971	8.45	3,508	2,537	971	8.45
			20.0	3,279	3,284	2,476	808	7.03	3,284	2,476	808	7.03

Evaluator: Keith, John E.
Run Date: March 21, 2011 14:50:14

Company:	Dejour Energy (Alberta) Ltd.	Reserve Class:	Proved
Property:	Corporate	Development Class:	Total
Description:	After Tax Analysis	Pricing:	SEC Posted 2010/12/31 (12 Month Avg)
		Effective Date:	December 31, 2010

Economic Forecast

PRODUCTION FORECAST

	Company Wells		Light/Medium Oil Production				Solution Gas Production				Residue Gas Production			
Year	Oil	Gas	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf
2011	2	4	155	56	45	69.43	85	31	28	4.25	1,315	480	433	4.07
2012	2	3	132	48	39	69.43	115	42	37	4.25	536	196	176	4.07
2013	2	0	89	33	27	69.43	78	28	25	4.25	120	44	36	4.03
2014	2	0	72	26	22	69.43	63	23	20	4.25	85	31	23	4.03
2015	2	0	58	21	18	69.43	51	19	16	4.25	61	22	18	4.03
2016	2	0	47	17	15	69.43	41	15	13	4.25	44	16	13	4.03
2017	0	0	0	0	0	0.00	0	0	0	0.00	32	12	9	4.03
2018	0	0	0	0	0	0.00	0	0	0	0.00	24	9	7	4.03
2019	0	0	0	0	0	0.00	0	0	0	0.00	18	6	5	4.03
2020	0	0	0	0	0	0.00	0	0	0	0.00	13	5	4	4.03
2021	0	0	0	0	0	0.00	0	0	0	0.00	10	4	3	4.03
2022	0	0	0	0	0	0.00	0	0	0	0.00	34	12	10	3.65
Sub.				202	167	69.43		158	140	4.25		836	739	4.06
Rem.				0	0	0.00		0	0	0.00		69	57	3.65
Tot.				**202**	**167**	**69.43**		**158**	**140**	**4.25**		**905**	**796**	**4.03**

	Total Gas Production				Condensate Production				Butane Production			
Year	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	1,400	511	461	4.09	2	1	1	73.11	1	0	0	55.10
2012	651	238	213	4.10	1	0	0	73.32	0	0	0	55.10
2013	198	72	62	4.12	1	0	0	83.02	1	0	0	65.55
2014	148	54	44	4.13	1	0	0	82.83	1	0	0	65.47
2015	111	41	34	4.13	1	0	0	82.64	1	0	0	65.39
2016	85	31	26	4.14	0	0	0	82.45	0	0	0	65.32
2017	32	12	9	4.03	0	0	0	84.57	0	0	0	66.10
2018	24	9	7	4.03	0	0	0	84.57	0	0	0	66.10
2019	18	6	5	4.03	0	0	0	84.57	0	0	0	66.10
2020	13	5	4	4.03	0	0	0	84.57	0	0	0	66.10
2021	10	4	3	4.03	0	0	0	84.57	0	0	0	66.10
2022	34	12	10	3.65	0	0	0	0.00	0	0	0	0.00
Sub.		994	879	4.09		2	2	78.51		2	1	63.56
Rem.		69	57	3.65		0	0	0.00		0	0	0.00
Tot.		**1,063**	**936**	**4.06**		**2**	**2**	**78.51**		**2**	**1**	**63.56**

	Propane Production				Total NGL Production				Total Oil + NGL Production			
Year	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	0	0	0	0.00	3	1	1	68.94	157	57	46	69.42
2012	0	0	0	0.00	1	0	0	69.39	133	49	39	69.43
2013	2	1	1	45.10	4	1	1	60.23	93	34	28	69.04
2014	1	0	0	45.10	3	1	1	60.27	75	27	23	69.09
2015	1	0	0	45.10	2	1	0	60.32	60	22	19	69.12
2016	1	0	0	45.10	1	1	0	60.36	49	18	16	69.15
2017	1	0	0	45.10	1	0	0	59.91	1	0	0	59.91
2018	0	0	0	45.10	1	0	0	59.91	1	0	0	59.91
2019	0	0	0	45.10	1	0	0	59.91	1	0	0	59.91
2020	0	0	0	45.10	0	0	0	59.91	0	0	0	59.91
2021	0	0	0	45.10	0	0	0	59.91	0	0	0	59.91
2022	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00
Sub.		2	2	45.10		6	4	62.17		209	171	69.21
Rem.		0	0	0.00		0	0	0.00		0	0	0.00
Tot.		**2**	**2**	**45.10**		**6**	**4**	**62.17**		**209**	**171**	**69.21**

Total Oil Equiv. Production

Year	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	391	143	123	42.61
2012	242	88	75	49.33
2013	126	46	38	57.48
2014	100	36	30	58.15
2015	79	29	25	58.71
2016	63	23	20	59.18
2017	6	2	2	29.89
2018	5	2	1	29.89
2019	3	1	1	29.89
2020	3	1	1	29.89
2021	2	1	1	29.89
2022	6	2	2	21.90
Sub.		374	317	49.44
Rem.		12	10	21.90
Tot.		**386**	**327**	**48.62**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest				Royalty Interest	Company Interest									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2011	3,922	2,087	66	6,075	0	6,075	925	85	0	7	1,004	5,072	1,464	789	2,253
2012	3,352	976	30	4,358	0	4,358	719	45	0	3	760	3,598	1,307	466	1,774
2013	2,266	297	87	2,651	0	2,651	421	31	4	8	440	2,211	908	232	1,140
2014	1,831	222	62	2,116	0	2,116	334	22	13	8	336	1,780	908	183	1,091
2015	1,480	168	45	1,693	0	1,693	234	16	8	6	235	1,458	908	144	1,053
2016	1,199	129	33	1,360	0	1,360	159	11	7	5	158	1,202	908	115	1,023
2017	0	47	22	69	0	69	10	8	6	5	8	62	14	13	27
2018	0	35	16	51	0	51	7	6	5	4	4	47	14	9	24
2019	0	26	12	38	0	38	5	5	4	4	2	36	14	7	21
2020	0	19	9	29	0	29	4	3	4	3	0	28	14	5	20
2021	0	15	7	22	0	22	3	3	3	3	0	22	14	4	18
2022	0	45	0	45	0	45	2	5	1	2	5	40	7	14	21
Sub.	14,051	4,066	389	18,506	0	18,506	2,823	241	55	57	2,952	15,554	6,484	1,982	8,466
Rem.	0	252	0	252	0	252	12	30	4	9	29	223	72	76	148
Tot.	**14,051**	**4,318**	**389**	**18,758**	**0**	**18,758**	**2,835**	**271**	**59**	**66**	**2,981**	**15,777**	**6,556**	**2,058**	**8,613**
Disc	11,417	3,564	282	15,262	0	15,262	2,340	199	33	39	2,466	12,796	5,078	1,675	6,753

								Net Capital Investment				Before Tax Cash Flow		
Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	2,818	0	30	2,788	1,198	1,238	128	2,564	225	225	214
2012	0	0	0	1,824	0	118	1,706	350	38	41	428	1,278	1,503	1,322
2013	0	0	0	1,070	0	0	1,070	0	150	0	150	920	2,423	2,047
2014	0	0	0	689	0	0	689	0	0	0	0	689	3,113	2,541
2015	0	0	0	406	0	0	406	0	0	0	0	406	3,518	2,805
2016	0	0	0	179	0	60	119	0	0	0	0	119	3,637	2,875
2017	0	0	0	34	0	0	34	0	0	0	0	34	3,671	2,894
2018	0	0	0	23	0	0	23	0	0	0	0	23	3,694	2,905
2019	0	0	0	15	0	0	15	0	0	0	0	15	3,708	2,912
2020	0	0	0	8	0	0	8	0	0	0	0	8	3,717	2,915
2021	0	0	0	3	0	0	3	0	0	0	0	3	3,720	2,916
2022	0	0	0	19	0	0	19	30	0	0	30	-11	3,709	2,913
Sub.	0	0	0	7,089	0	208	6,881	1,578	1,425	169	3,172	3,709	3,709	2,913
Rem.	0	0	0	75	0	12	63	0	0	0	0	63	3,772	2,931
Tot.	**0**	**0**	**0**	**7,164**	**0**	**220**	**6,944**	**1,578**	**1,425**	**169**	**3,172**	**3,772**	**3,772**	**2,931**
Disc	0	0	0	6,043	0	169	5,874	1,456	1,331	157	2,944	2,931	2,931	2,931

AFTER TAX ANALYSIS

Year	Oper. Income M$	Tax Pool Balances Incl. Current Year Additions CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Depreciation & Writeoffs CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Total M$
2011	2,788	7,577	0	2,176	6,039	4,736	1,724	0	653	0	411	2,788
2012	1,706	5,931	0	1,873	6,039	4,325	1,473	0	562	0	0	2,035
2013	1,070	4,608	0	1,311	6,039	4,325	1,133	0	393	0	0	1,527
2014	689	3,475	0	918	6,039	4,325	869	0	275	0	0	1,144
2015	406	2,606	0	642	6,039	4,325	652	0	193	0	0	844
2016	119	1,954	0	450	6,039	4,325	489	0	135	0	0	624
2017	34	1,466	0	315	6,039	4,325	366	0	94	0	0	461
2018	23	1,099	0	220	6,039	4,325	275	0	66	0	0	341
2019	15	824	0	154	6,039	4,325	206	0	46	0	0	252
2020	8	618	0	108	6,039	4,325	155	0	32	0	0	187
2021	3	464	0	76	6,039	4,325	116	0	23	0	0	139
2022	19	348	0	83	6,039	4,325	87	0	25	0	0	112
Sub.	6,881	348	0	83	6,039	4,325	7,544	0	2,498	0	411	10,454
Rem.	63	348	0	83	6,039	4,325	199	0	48	0	0	247
Tot.	**6,944**	**348**	**0**	**83**	**6,039**	**4,325**	**7,743**	**0**	**2,546**	**0**	**411**	**10,701**
Disc	5,874						5,760	0	1,969	0	392	8,121

Year	Taxable Income M$	Federal Tax Rate %	Federal Income Tax M$	Provincial Tax Rate %	Provincial Income Tax M$	ARTD & Investment Credits M$	Income Tax Payable M$	Net Cash Flow Before Income Tax Annual M$	Cum. M$	10.0% Dcf M$	Net Cash Flow After Income Tax Annual M$	Cum. M$	10.0% Dcf M$
2011	0	16.5	0	10.0	0	0	0	225	225	214	225	225	214
2012	-329	15.0	0	10.0	0	0	0	1,278	1,503	1,322	1,278	1,503	1,322
2013	-456	15.0	0	10.0	0	0	0	920	2,423	2,047	920	2,423	2,047
2014	-455	15.0	0	10.0	0	0	0	689	3,113	2,541	689	3,113	2,541
2015	-439	15.0	0	10.0	0	0	0	406	3,518	2,805	406	3,518	2,805
2016	-505	15.0	0	10.0	0	0	0	119	3,637	2,875	119	3,637	2,875
2017	-427	15.0	0	10.0	0	0	0	34	3,671	2,894	34	3,671	2,894
2018	-318	15.0	0	10.0	0	0	0	23	3,694	2,905	23	3,694	2,905
2019	-238	15.0	0	10.0	0	0	0	15	3,708	2,912	15	3,708	2,912
2020	-179	15.0	0	10.0	0	0	0	8	3,717	2,915	8	3,717	2,915
2021	-135	15.0	0	10.0	0	0	0	3	3,720	2,916	3	3,720	2,916
2022	-93	15.0	0	10.0	0	0	0	-11	3,709	2,913	-11	3,709	2,913
Sub.	-3,573		0		0	0	0	3,709	3,709	2,913	3,709	3,709	2,913
Rem.	-184		0		0	0	0	63	3,772	2,931	63	3,772	2,931
Tot.	**-3,757**		**0**		**0**	**0**	**0**	**3,772**	**3,772**	**2,931**	**3,772**	**3,772**	**2,931**
Disc	-2,247		0		0	0	0	2,931	2,931	2,931	2,931	2,931	2,931

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011 Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents Oil Eq. Factor	Company Mboe	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	202	0	202	167	1.000	202	52	6.0	3.6	1.9
Solution Gas	MMcf	158	0	158	140	6.000	26	7	6.0	5.1	2.2
Residue Gas	MMcf	905	0	905	796	6.000	151	39	17.0	1.9	0.9
Total: Gas	MMcf	1,063	0	1,063	936	6.000	177	46	17.0	2.1	1.1
Gas Heat Content	BBtu	1,179	0	1,179	1,040	0.000	0	0	17.0	2.1	1.1
Condensate	Mbbl	2	0	2	2	1.000	2	1	11.0	3.1	2.2
Butane	Mbbl	2	0	2	1	1.000	2	0	11.0	7.3	3.4
Propane	Mbbl	2	0	2	2	1.000	2	1	11.0	3.4	4.0
Total: NGL	Mbbl	6	0	6	4	1.000	6	2	11.0	6.5	3.3
Total: Oil+NGL	Mbbl	209	0	209	171	1.000	209	54	11.0	3.6	2.0
Total: Oil Eq.	Mboe	386	0	386	327	1.000	386	100	17.0	2.7	1.6

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	78.23	-8.80	69.43	14.01	9.62	0.00	45.80	11,577	73	9,361	73
Solution Gas	$/Mcf	3.84	0.41	4.25	0.48	3.48	0.00	0.29	595	4	474	4
Residue Gas	$/Mcf	3.84	0.23	4.07	0.38	3.34	0.00	0.36	3,311	21	2,746	21
Total: Gas	$/Mcf	3.84	0.24	4.09	0.39	3.35	0.00	0.35	3,906	25	3,220	25
Condensate	$/bbl	82.07	-8.96	73.11	16.38	0.00	0.00	56.73	132	1	104	1
Butane	$/bbl	66.10	-11.00	55.10	10.32	0.00	0.00	44.78	80	1	57	0
Propane	$/bbl	0.00	0.00	0.00	0.00	0.00	0.00	0.00	82	1	54	0
Total: NGL	$/bbl	78.37	-9.43	68.94	14.98	0.00	0.00	53.96	294	2	215	2
Total: Oil+NGL	$/bbl	78.23	-8.81	69.42	14.03	9.46	0.00	45.93	11,871	75	9,576	75
Total: Oil Eq.	$/boe	45.28	-2.68	42.61	7.04	15.80	0.00	19.76	15,777	100	12,796	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)			Disc. Rate	Net Present Value Before Income Tax					Net Present Value After Income Tax			
				Prod'n Revenue	Operating Income	Capital Invest.	Cash Flow		Operating Income	Capital Invest.	Cash Flow	
	Initial	Average	%	M$	M$	M$	M$	$/boe	M$	M$	M$	$/boe
Crown Royalty	15.2235	15.1130	0.0	7,164	6,944	3,172	3,772	9.78	6,944	3,172	3,772	9.78
Non-crown Royalty	1.4028	1.4443	5.0	6,544	6,354	3,050	3,304	8.56	6,354	3,050	3,304	8.56
Mineral Tax	0.0000	0.0000	8.0	6,231	6,055	2,985	3,071	7.96	6,055	2,985	3,071	7.96
			10.0	6,043	5,874	2,944	2,931	7.60	5,874	2,944	2,931	7.60
			12.0	5,868	5,706	2,905	2,802	7.26	5,706	2,905	2,802	7.26
			15.0	5,628	5,476	2,850	2,626	6.81	5,476	2,850	2,626	6.81
			20.0	5,277	5,138	2,765	2,373	6.15	5,138	2,765	2,373	6.15

Evaluator: Keith, John E.
Run Date: March 21, 2011 14:50:14

Company:	**Dejour Energy (Alberta) Ltd.**	Reserve Class:	**Probable**
Property:	**Corporate**	Development Class:	**Total**
Description:	**After Tax Analysis**	Pricing:	**SEC Posted 2010/12/31 (12 Month Avg)**
		Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

	Company Wells		Light/Medium Oil Production				Solution Gas Production				Residue Gas Production			
Year	Oil	Gas	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf
2011	0	0	76	28	21	69.43	42	15	14	4.25	187	68	63	4.08
2012	0	1	69	25	19	69.43	60	22	19	4.25	521	190	165	4.07
2013	1	2	113	41	32	69.43	28	10	9	4.25	431	157	141	4.09
2014	1	0	72	26	21	69.43	14	5	5	4.25	181	66	50	4.12
2015	1	0	42	15	12	69.43	6	2	2	4.25	135	49	40	4.12
2016	0	0	25	9	7	69.43	0	0	0	4.25	61	22	18	4.03
2017	2	0	59	21	18	69.43	30	11	10	4.25	47	17	14	4.03
2018	2	0	48	17	15	69.43	22	8	7	4.25	37	14	11	4.03
2019	0	0	0	0	0	0.00	0	0	0	0.00	30	11	9	4.03
2020	0	0	0	0	0	0.00	0	0	0	0.00	24	9	7	4.03
2021	0	0	0	0	0	0.00	0	0	0	0.00	20	7	6	4.03
2022	0	0	0	0	0	0.00	0	0	0	0.00	-10	-4	-3	2.71
Sub.				183	146	69.43		74	65	4.25		608	521	4.09
Rem.				0	0	0.00		0	0	0.00		46	38	3.68
Tot.				**183**	**146**	**69.43**		**74**	**65**	**4.25**		**654**	**559**	**4.06**

	Total Gas Production				Condensate Production				Butane Production			
Year	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	229	84	77	4.11	0	0	0	72.49	0	0	0	55.10
2012	581	212	184	4.09	1	0	0	73.81	0	0	0	55.10
2013	459	167	150	4.10	2	1	0	80.63	1	1	0	64.48
2014	196	71	54	4.13	1	0	0	82.61	1	0	0	65.38
2015	140	51	42	4.13	1	0	0	82.76	1	0	0	65.44
2016	61	22	18	4.03	0	0	0	84.56	1	0	0	66.10
2017	77	28	24	4.12	0	0	0	83.04	0	0	0	65.55
2018	59	22	18	4.11	0	0	0	83.14	0	0	0	65.59
2019	30	11	9	4.03	0	0	0	84.57	0	0	0	66.10
2020	24	9	7	4.03	0	0	0	84.57	0	0	0	66.10
2021	20	7	6	4.03	0	0	0	84.57	0	0	0	66.10
2022	-10	-4	-3	2.71	0	0	0	84.57	0	0	0	66.10
Sub.		681	586	4.11		2	1	80.85		2	1	64.79
Rem.		46	38	3.68		0	0	84.57		0	0	66.10
Tot.		**727**	**624**	**4.08**		**2**	**1**	**80.89**		**2**	**1**	**64.81**

	Propane Production				Total NGL Production				Total Oil + NGL Production			
Year	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	0	0	0	0.00	0	0	0	67.73	77	28	21	69.42
2012	0	0	0	0.00	1	0	0	70.49	70	25	19	69.44
2013	2	1	1	45.10	5	2	2	60.85	119	43	34	69.05
2014	2	1	0	45.10	4	1	1	60.32	75	27	22	69.00
2015	1	0	0	45.10	3	1	1	60.29	44	16	13	68.88
2016	1	0	0	45.10	2	1	0	59.91	27	10	7	68.76
2017	1	0	0	45.10	2	1	0	60.22	60	22	19	69.19
2018	1	0	0	45.10	1	0	0	60.20	49	18	16	69.20
2019	0	0	0	45.10	1	0	0	59.91	1	0	0	59.91
2020	0	0	0	45.10	1	0	0	59.91	1	0	0	59.91
2021	0	0	0	45.10	1	0	0	59.91	1	0	0	59.91
2022	0	0	0	45.10	1	0	0	59.91	1	0	0	59.91
Sub.		3	2	45.10		8	5	60.99		191	151	69.10
Rem.		0	0	45.10		0	0	59.91		0	0	59.91
Tot.		**3**	**2**	**45.10**		**8**	**5**	**60.97**		**191**	**151**	**69.09**

	Total Oil Equiv. Production			
Year	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	115	42	34	54.54
2012	166	61	50	43.32
2013	195	71	59	51.64
2014	108	39	31	55.62
2015	68	25	20	53.62
2016	37	14	10	56.61
2017	73	27	23	61.36
2018	59	21	19	61.70
2019	6	2	2	29.89
2020	5	2	1	29.89
2021	4	1	1	29.89
2022	-1	0	0	-21.43
Sub.		305	249	52.53
Rem.		8	6	22.66
Tot.		**312**	**255**	**51.78**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest				Royalty Interest	Company Interest									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2011	1,933	344	12	2,288	0	2,288	489	5	0	-1	495	1,793	0	220	220
2012	1,739	867	25	2,631	0	2,631	483	54	0	1	536	2,095	196	325	521
2013	2,871	687	117	3,676	0	3,676	684	38	4	8	710	2,966	316	378	694
2014	1,813	295	78	2,187	0	2,187	434	27	15	7	440	1,747	169	201	370
2015	1,053	212	58	1,323	0	1,323	243	21	9	6	249	1,073	183	128	310
2016	636	89	42	767	0	767	171	16	6	5	176	591	14	67	81
2017	1,486	116	34	1,636	0	1,636	227	12	5	4	230	1,406	908	131	1,039
2018	1,207	89	27	1,323	0	1,323	155	10	4	3	158	1,165	908	105	1,013
2019	0	44	21	65	0	65	9	8	4	3	11	54	14	12	26
2020	0	36	17	53	0	53	7	6	3	2	8	45	14	10	24
2021	0	29	14	43	0	43	6	5	3	3	6	37	14	8	22
2022	0	-10	17	7	0	7	5	1	4	3	-1	8	22	-4	18
Sub.	12,738	2,799	461	15,998	0	15,998	2,915	203	56	44	3,018	12,980	2,760	1,580	4,340
Rem.	0	169	7	177	0	177	12	21	4	8	21	156	40	51	90
Tot.	**12,738**	**2,968**	**468**	**16,174**	**0**	**16,174**	**2,927**	**224**	**60**	**52**	**3,039**	**13,135**	**2,800**	**1,631**	**4,430**
Disc	9,364	2,192	304	11,860	0	11,860	2,206	146	33	27	2,292	9,568	1,631	1,195	2,825

Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	**Net Prod'n Revenue** M$	Other Income M$	**Aband. Costs** M$	**Oper. Income** M$	Net Capital Investment Dev. M$	Plant M$	Tang. M$	Total M$	Before Tax Cash Flow Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	1,573	0	-30	1,603	0	0	0	0	1,603	1,603	1,528
2012	0	0	0	1,574	0	-2	1,576	52	0	0	52	1,525	3,127	2,850
2013	0	0	0	2,271	0	60	2,211	608	356	68	1,031	1,180	4,307	3,780
2014	0	0	0	1,376	0	0	1,376	0	0	0	0	1,376	5,684	4,765
2015	0	0	0	763	0	30	733	0	0	0	0	733	6,417	5,243
2016	0	0	0	510	0	-60	570	0	0	0	0	570	6,987	5,580
2017	0	0	0	367	0	0	367	0	0	0	0	367	7,353	5,778
2018	0	0	0	152	0	60	92	0	0	0	0	92	7,445	5,823
2019	0	0	0	28	0	0	28	0	0	0	0	28	7,473	5,835
2020	0	0	0	20	0	0	20	0	0	0	0	20	7,493	5,843
2021	0	0	0	15	0	0	15	0	0	0	0	15	7,508	5,849
2022	0	0	0	-9	0	12	-21	-30	0	0	-30	9	7,517	5,851
Sub.	0	0	0	8,639	0	70	8,570	629	356	68	1,053	7,517	7,517	5,851
Rem.	0	0	0	65	0	0	65	30	0	0	30	35	7,552	5,854
Tot.	**0**	**0**	**0**	**8,705**	**0**	**70**	**8,635**	**659**	**356**	**68**	**1,083**	**7,552**	**7,552**	**5,854**
Disc	0	0	0	6,742	0	33	6,709	521	281	53	855	5,854	5,854	5,854

AFTER TAX ANALYSIS

Year	Oper. Income M$	Tax Pool Balances Incl. Current Year Additions CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Depreciation & Writeoffs CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Total M$
2011	1,603	0	0	0	0	0	0	0	0	0	1,603	1,603
2012	1,576	0	0	52	0	-1,603	0	0	16	0	1,232	1,248
2013	2,211	424	0	644	0	-2,835	53	0	193	19	1,490	1,755
2014	1,376	371	0	451	-19	-4,325	93	0	135	694	0	922
2015	733	278	0	315	-713	-4,325	70	0	95	130	0	294
2016	570	209	0	221	-843	-4,325	52	0	66	0	0	118
2017	367	156	0	155	-843	-4,325	39	0	46	0	0	85
2018	92	117	0	108	-843	-4,325	29	0	32	0	0	62
2019	28	88	0	76	-843	-4,325	22	0	23	0	0	45
2020	20	66	0	53	-843	-4,325	16	0	16	0	0	32
2021	15	49	0	37	-843	-4,325	12	0	11	0	0	24
2022	-21	37	0	-4	-843	-4,325	9	0	-1	0	0	8
Sub.	8,570	37	0	-4	-843	-4,325	396	0	632	843	4,325	6,196
Rem.	65	37	0	-4	-843	-4,325	68	0	32	0	0	100
Tot.	**8,635**	**37**	**0**	**-4**	**-843**	**-4,325**	**464**	**0**	**664**	**843**	**4,325**	**6,296**
Disc	6,709						257	0	431	597	3,770	5,055

Year	Taxable Income M$	Federal Tax Rate %	Federal Income Tax M$	Provincial Tax Rate %	Provincial Income Tax M$	ARTD & Investment Credits M$	Income Tax Payable M$	Net Cash Flow Before Income Tax Annual M$	Cum. M$	10.0% Dcf M$	Net Cash Flow After Income Tax Annual M$	Cum. M$	10.0% Dcf M$
2011	0	16.5	0	10.0	0	0	0	1,603	1,603	1,528	1,603	1,603	1,528
2012	329	15.0	0	10.0	0	0	0	1,525	3,127	2,850	1,525	3,127	2,850
2013	456	15.0	0	10.0	0	0	0	1,180	4,307	3,780	1,180	4,307	3,780
2014	455	15.0	0	10.0	0	0	0	1,376	5,684	4,765	1,376	5,684	4,765
2015	439	15.0	0	10.0	0	0	0	733	6,417	5,243	733	6,417	5,243
2016	451	15.0	0	10.0	0	0	0	570	6,987	5,580	570	6,987	5,580
2017	281	15.0	0	10.0	0	0	0	367	7,353	5,778	367	7,353	5,778
2018	30	15.0	0	10.0	0	0	0	92	7,445	5,823	92	7,445	5,823
2019	-17	15.0	0	10.0	0	0	0	28	7,473	5,835	28	7,473	5,835
2020	-12	15.0	0	10.0	0	0	0	20	7,493	5,843	20	7,493	5,843
2021	-9	15.0	0	10.0	0	0	0	15	7,508	5,849	15	7,508	5,849
2022	-30	15.0	0	10.0	0	0	0	9	7,517	5,851	9	7,517	5,851
Sub.	2,374		0		0	0	0	7,517	7,517	5,851	7,517	7,517	5,851
Rem.	-35		0		0	0	0	35	7,552	5,854	35	7,552	5,854
Tot.	**2,339**		**0**		**0**	**0**	**0**	**7,552**	**7,552**	**5,854**	**7,552**	**7,552**	**5,854**
Disc	1,654		0		0	0	0	5,854	5,854	5,854	5,854	5,854	5,854

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011 Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents Oil Eq. Factor	Company Mboe	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	183	0	183	146	1.000	183	59	8.0	6.6	2.9
Solution Gas	MMcf	74	0	74	65	6.000	12	4	8.0	4.8	2.0
Residue Gas	MMcf	654	0	654	559	6.000	109	35	21.0	9.6	2.4
Total: Gas	MMcf	727	0	727	624	6.000	121	39	21.0	8.7	2.4
Gas Heat Content	BBtu	804	0	804	691	0.000	0	0	21.0	8.7	2.4
Condensate	Mbbl	2	0	2	1	1.000	2	1	13.0	18.0	3.5
Butane	Mbbl	2	0	2	1	1.000	2	1	13.0	42.5	4.1
Propane	Mbbl	3	0	3	2	1.000	3	1	13.0	4.0	4.5
Total: NGL	Mbbl	8	0	8	5	1.000	8	2	13.0	44.0	4.1
Total: Oil+NGL	Mbbl	191	0	191	151	1.000	191	61	13.0	6.8	3.0
Total: Oil Eq.	Mboe	312	0	312	255	1.000	312	100	21.0	7.4	2.8

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	78.23	-8.80	69.43	16.66	4.65	0.00	48.12	10,163	77	7,402	77
Solution Gas	$/Mcf	3.84	0.41	4.25	0.48	1.12	0.00	2.65	277	2	213	2
Residue Gas	$/Mcf	3.84	0.23	4.08	0.33	1.07	0.00	2.68	2,357	18	1,730	18
Total: Gas	$/Mcf	3.84	0.27	4.11	0.35	1.08	0.00	2.67	2,634	20	1,942	20
Condensate	$/bbl	82.07	-9.58	72.49	12.54	0.00	0.00	59.95	128	1	89	1
Butane	$/bbl	66.10	-11.00	55.10	8.41	0.00	0.00	46.69	97	1	63	1
Propane	$/bbl	0.00	0.00	0.00	0.00	0.00	0.00	0.00	112	1	71	1
Total: NGL	$/bbl	77.70	-9.97	67.73	11.41	0.00	0.00	56.32	337	3	223	2
Total: Oil+NGL	$/bbl	78.23	-8.81	69.42	16.63	4.62	0.00	48.17	10,501	80	7,626	80
Total: Oil Eq.	$/boe	59.89	-5.35	54.54	11.81	5.24	0.00	37.49	13,135	100	9,568	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)			Disc.	Net Present Value Before Income Tax					Net Present Value After Income Tax			
			Rate	Prod'n Revenue	Operating Income	Capital Invest.	Cash Flow		Operating Income	Capital Invest.	Cash Flow	
	Initial	Average	%	M$	M$	M$	M$	$/boe	M$	M$	M$	$/boe
Crown Royalty	21.3855	18.0938	0.0	8,705	8,635	1,083	7,552	24.18	8,635	1,083	7,552	24.18
Non-crown Royalty	0.2301	1.3853	5.0	7,603	7,556	959	6,597	21.12	7,556	959	6,597	21.12
Mineral Tax	0.0000	0.0000	8.0	7,063	7,025	894	6,131	19.63	7,025	894	6,131	19.63
			10.0	6,742	6,709	855	5,854	18.74	6,709	855	5,854	18.74
			12.0	6,449	6,420	818	5,602	17.93	6,420	818	5,602	17.93
			15.0	6,052	6,028	767	5,261	16.84	6,028	767	5,261	16.84
			20.0	5,486	5,469	692	4,777	15.29	5,469	692	4,777	15.29

Evaluator: Keith, John E.
Run Date: March 21, 2011 14:50:15

Company:	**Dejour Energy (Alberta) Ltd.**	Reserve Class:	**Proved Plus Probable**
Property:	**Corporate**	Development Class:	**Total**
Description:	**After Tax Analysis**	Pricing:	**SEC Posted 2010/12/31 (12 Month Avg)**
		Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

	Company Wells		Light/Medium Oil Production				Solution Gas Production				Residue Gas Production			
Year	Oil	Gas	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf
2011	2	4	231	84	66	69.43	127	46	41	4.25	1,502	548	496	4.07
2012	2	4	201	73	58	69.43	175	64	57	4.25	1,058	386	341	4.07
2013	2	2	203	74	59	69.43	106	39	34	4.25	551	201	178	4.08
2014	2	1	144	52	43	69.43	77	28	25	4.25	266	97	73	4.10
2015	2	1	100	36	31	69.43	56	21	18	4.25	195	71	58	4.10
2016	2	1	72	26	22	69.43	41	15	13	4.25	104	38	31	4.03
2017	2	1	59	21	18	69.43	30	11	10	4.25	79	29	23	4.03
2018	2	1	48	17	15	69.43	22	8	7	4.25	61	22	18	4.03
2019	0	1	0	0	0	0.00	0	0	0	0.00	47	17	14	4.03
2020	0	1	0	0	0	0.00	0	0	0	0.00	38	14	11	4.03
2021	0	1	0	0	0	0.00	0	0	0	0.00	30	11	9	4.03
2022	0	1	0	0	0	0.00	0	0	0	0.00	24	9	7	4.03
Sub.				386	313	69.43		231	205	4.25		1,444	1,260	4.07
Rem.				0	0	0.00		0	0	0.00		115	95	3.66
Tot.				**386**	**313**	**69.43**		**231**	**205**	**4.25**		**1,559**	**1,355**	**4.04**

	Total Gas Production				Condensate Production				Butane Production			
Year	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	1,629	594	538	4.09	2	1	1	73.02	1	0	0	55.10
2012	1,232	450	397	4.10	2	1	0	73.55	0	0	0	55.10
2013	656	240	212	4.11	3	1	1	81.56	2	1	1	64.93
2014	343	125	98	4.13	2	1	0	82.70	2	1	0	65.42
2015	252	92	76	4.13	1	0	0	82.70	1	0	0	65.42
2016	146	53	44	4.10	1	0	0	83.58	1	0	0	65.75
2017	109	40	33	4.09	1	0	0	83.61	1	0	0	65.77
2018	83	30	25	4.09	0	0	0	83.66	1	0	0	65.78
2019	47	17	14	4.03	0	0	0	84.57	0	0	0	66.10
2020	38	14	11	4.03	0	0	0	84.57	0	0	0	66.10
2021	30	11	9	4.03	0	0	0	84.57	0	0	0	66.10
2022	24	9	7	4.03	0	0	0	84.57	0	0	0	66.10
Sub.		1,675	1,465	4.10		5	3	79.67		4	2	64.24
Rem.		115	95	3.66		0	0	84.57		0	0	66.10
Tot.		**1,790**	**1,560**	**4.07**		**5**	**3**	**79.69**		**4**	**2**	**64.25**

	Propane Production				Total NGL Production				Total Oil + NGL Production			
Year	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	0	0	0	0.00	3	1	1	68.76	234	85	67	69.42
2012	0	0	0	0.00	2	1	1	69.89	203	74	58	69.43
2013	4	2	1	45.10	9	3	3	60.58	212	77	62	69.04
2014	3	1	1	45.10	6	2	1	60.30	150	55	44	69.04
2015	2	1	0	45.10	5	2	1	60.30	105	38	32	69.02
2016	2	1	0	45.10	3	1	1	60.11	76	28	23	69.01
2017	1	0	0	45.10	3	1	1	60.10	61	22	19	69.04
2018	1	0	0	45.10	2	1	0	60.09	50	18	16	69.06
2019	1	0	0	45.10	1	1	0	59.91	1	1	0	59.91
2020	1	0	0	45.10	1	0	0	59.91	1	0	0	59.91
2021	0	0	0	45.10	1	0	0	59.91	1	0	0	59.91
2022	0	0	0	45.10	1	0	0	59.91	1	0	0	59.91
Sub.		6	4	45.10		14	9	61.52		400	322	69.16
Rem.		0	0	45.10		0	0	59.91		0	0	59.91
Tot.		**6**	**4**	**45.10**		**14**	**9**	**61.51**		**400**	**322**	**69.15**

Year	Total Oil Equiv. Production Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	506	185	157	45.32
2012	408	149	125	46.88
2013	321	117	97	53.93
2014	207	76	61	56.83
2015	147	54	44	56.36
2016	100	37	30	58.22
2017	79	29	24	58.85
2018	63	23	20	59.36
2019	9	3	3	29.89
2020	7	3	2	29.89
2021	6	2	2	29.89
2022	5	2	1	29.89
Sub.		679	566	50.83
Rem.		19	16	22.21
Tot.		**698**	**582**	**50.04**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens														
	Working Interest				Royalty Interest	Company Interest	Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2011	5,855	2,431	78	8,363	0	8,363	1,414	90	0	6	1,499	6,864	1,464	1,009	2,473
2012	5,091	1,843	55	6,989	0	6,989	1,202	99	0	4	1,296	5,693	1,504	791	2,295
2013	5,138	984	205	6,326	0	6,326	1,105	69	7	16	1,150	5,176	1,224	610	1,835
2014	3,645	518	140	4,303	0	4,303	768	49	28	14	776	3,527	1,077	384	1,461
2015	2,533	380	103	3,016	0	3,016	477	36	17	12	484	2,532	1,091	272	1,363
2016	1,835	218	74	2,127	0	2,127	330	27	13	10	334	1,793	923	182	1,105
2017	1,486	163	56	1,705	0	1,705	236	21	11	8	238	1,467	923	144	1,066
2018	1,207	124	43	1,374	0	1,374	163	16	9	7	162	1,212	923	114	1,037
2019	0	70	33	103	0	103	14	12	8	6	12	90	29	19	48
2020	0	55	26	81	0	81	11	10	7	6	9	73	29	15	44
2021	0	44	21	65	0	65	9	8	6	5	6	59	29	12	41
2022	0	35	17	52	0	52	7	6	5	5	4	48	29	10	38
Sub.	26,789	6,865	850	34,504	0	34,504	5,738	444	111	100	5,970	28,534	9,244	3,562	12,806
Rem.	0	421	7	428	0	428	24	51	8	18	50	379	112	127	238
Tot.	**26,789**	**7,286**	**857**	**34,932**	**0**	**34,932**	**5,761**	**495**	**118**	**118**	**6,020**	**28,912**	**9,355**	**3,688**	**13,044**
Disc	20,780	5,755	586	27,122	0	27,122	4,546	345	67	66	4,758	22,364	6,708	2,870	9,578

								Net Capital Investment				Before Tax Cash Flow		
Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	4,391	0	0	4,391	1,198	1,238	128	2,564	1,827	1,827	1,742
2012	0	0	0	3,398	0	115	3,283	401	38	41	480	2,803	4,630	4,172
2013	0	0	0	3,342	0	60	3,282	608	506	68	1,181	2,100	6,730	5,827
2014	0	0	0	2,066	0	0	2,066	0	0	0	0	2,066	8,796	7,307
2015	0	0	0	1,169	0	30	1,139	0	0	0	0	1,139	9,935	8,048
2016	0	0	0	688	0	0	688	0	0	0	0	688	10,623	8,456
2017	0	0	0	401	0	0	401	0	0	0	0	401	11,025	8,672
2018	0	0	0	175	0	60	115	0	0	0	0	115	11,139	8,728
2019	0	0	0	42	0	0	42	0	0	0	0	42	11,182	8,747
2020	0	0	0	29	0	0	29	0	0	0	0	29	11,210	8,758
2021	0	0	0	18	0	0	18	0	0	0	0	18	11,228	8,765
2022	0	0	0	10	0	12	-2	0	0	0	0	-2	11,226	8,764
Sub.	0	0	0	15,728	0	277	15,451	2,207	1,781	236	4,225	11,226	11,226	8,764
Rem.	0	0	0	140	0	12	128	30	0	0	30	98	11,324	8,785
Tot.	**0**	**0**	**0**	**15,868**	**0**	**289**	**15,579**	**2,237**	**1,781**	**236**	**4,255**	**11,324**	**11,324**	**8,785**
Disc	0	0	0	12,785	0	202	12,584	1,977	1,612	211	3,799	8,785	8,785	8,785

AFTER TAX ANALYSIS

Year	Oper. Income M$	Tax Pool Balances Incl. Current Year Additions: CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Depreciation & Writeoffs: CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Total M$
2011	4,391	7,577	0	2,176	6,039	4,736	1,724	0	653	0	2,014	4,391
2012	3,283	5,931	0	1,925	6,039	2,722	1,473	0	577	0	1,232	3,283
2013	3,282	5,032	0	1,955	6,039	1,490	1,186	0	586	19	1,490	3,282
2014	2,066	3,846	0	1,368	6,020	0	961	0	411	694	0	2,066
2015	1,139	2,884	0	958	5,326	0	721	0	287	130	0	1,139
2016	688	2,163	0	671	5,196	0	541	0	201	0	0	742
2017	401	1,622	0	469	5,196	0	406	0	141	0	0	546
2018	115	1,217	0	329	5,196	0	304	0	99	0	0	403
2019	42	912	0	230	5,196	0	228	0	69	0	0	297
2020	29	684	0	161	5,196	0	171	0	48	0	0	219
2021	18	513	0	113	5,196	0	128	0	34	0	0	162
2022	-2	385	0	79	5,196	0	96	0	24	0	0	120
Sub.	15,451	385	0	79	5,196	0	7,940	0	3,130	843	4,736	16,649
Rem.	128	385	0	79	5,196	0	267	0	81	0	0	348
Tot.	**15,579**	**385**	**0**	**79**	**5,196**	**0**	**8,207**	**0**	**3,210**	**843**	**4,736**	**16,997**
Disc	12,584						6,018	0	2,400	597	4,162	13,176

Year	Taxable Income M$	Federal: Tax Rate %	Federal: Income Tax M$	Provincial: Tax Rate %	Provincial: Income Tax M$	ARTD & Investment Credits M$	Income Tax Payable M$	Net Cash Flow Before Income Tax: Annual M$	Cum. M$	10.0% Dcf M$	Net Cash Flow After Income Tax: Annual M$	Cum. M$	10.0% Dcf M$
2011	0	16.5	0	10.0	0	0	0	1,827	1,827	1,742	1,827	1,827	1,742
2012	0	15.0	0	10.0	0	0	0	2,803	4,630	4,172	2,803	4,630	4,172
2013	0	15.0	0	10.0	0	0	0	2,100	6,730	5,827	2,100	6,730	5,827
2014	0	15.0	0	10.0	0	0	0	2,066	8,796	7,307	2,066	8,796	7,307
2015	0	15.0	0	10.0	0	0	0	1,139	9,935	8,048	1,139	9,935	8,048
2016	-53	15.0	0	10.0	0	0	0	688	10,623	8,456	688	10,623	8,456
2017	-145	15.0	0	10.0	0	0	0	401	11,025	8,672	401	11,025	8,672
2018	-288	15.0	0	10.0	0	0	0	115	11,139	8,728	115	11,139	8,728
2019	-255	15.0	0	10.0	0	0	0	42	11,182	8,747	42	11,182	8,747
2020	-191	15.0	0	10.0	0	0	0	29	11,210	8,758	29	11,210	8,758
2021	-144	15.0	0	10.0	0	0	0	18	11,228	8,765	18	11,228	8,765
2022	-122	15.0	0	10.0	0	0	0	-2	11,226	8,764	-2	11,226	8,764
Sub.	-1,199		0		0	0	0	11,226	11,226	8,764	11,226	11,226	8,764
Rem.	-219		0		0	0	0	98	11,324	8,785	98	11,324	8,785
Tot.	**-1,418**		**0**		**0**	**0**	**0**	**11,324**	**11,324**	**8,785**	**11,324**	**11,324**	**8,785**
Disc	-593		0		0	0	0	8,785	8,785	8,785	8,785	8,785	8,785

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011: Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents: Oil Eq. Factor	Company Mboe	% of Total	Reserve Life Indic. (yr): Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	386	0	386	313	1.000	386	55	8.0	4.6	2.5
Solution Gas	MMcf	231	0	231	205	6.000	39	6	8.0	5.0	2.1
Residue Gas	MMcf	1,559	0	1,559	1,355	6.000	260	37	21.0	2.8	1.6
Total: Gas	MMcf	1,790	0	1,790	1,560	6.000	298	43	21.0	3.0	1.7
Gas Heat Content	BBtu	1,983	0	1,983	1,731	0.000	0	0	21.0	3.0	1.7
Condensate	Mbbl	5	0	5	3	1.000	5	1	13.0	5.3	2.9
Butane	Mbbl	4	0	4	2	1.000	4	1	13.0	13.5	3.8
Propane	Mbbl	6	0	6	4	1.000	6	1	13.0	3.7	4.3
Total: NGL	Mbbl	14	0	14	9	1.000	14	2	13.0	12.3	3.7
Total: Oil+NGL	Mbbl	400	0	400	322	1.000	400	57	13.0	4.7	2.5
Total: Oil Eq.	Mboe	698	0	698	582	1.000	698	100	21.0	3.8	2.1

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values: Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties: Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	78.23	-8.80	69.43	14.89	7.98	0.00	46.56	21,741	75	16,763	75
Solution Gas	$/Mcf	3.84	0.41	4.25	0.48	3.15	0.00	0.62	873	3	687	3
Residue Gas	$/Mcf	3.84	0.23	4.07	0.37	3.02	0.00	0.68	5,668	20	4,476	20
Total: Gas	$/Mcf	3.84	0.25	4.09	0.38	3.03	0.00	0.68	6,540	23	5,162	23
Condensate	$/bbl	82.07	-9.05	73.02	15.82	0.00	0.00	57.20	260	1	194	1
Butane	$/bbl	66.10	-11.00	55.10	9.98	0.00	0.00	45.12	177	1	120	1
Propane	$/bbl	0.00	0.00	0.00	0.00	0.00	0.00	0.00	194	1	125	1
Total: NGL	$/bbl	78.27	-9.51	68.76	14.43	0.00	0.00	54.33	631	2	438	2
Total: Oil+NGL	$/bbl	78.23	-8.81	69.42	14.88	7.87	0.00	46.67	22,372	77	17,201	77
Total: Oil Eq.	$/boe	48.60	-3.28	45.32	8.12	13.40	0.00	23.79	28,912	100	22,364	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)	Initial	Average	Disc. Rate %	Net Present Value Before Income Tax: Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe	Net Present Value After Income Tax: Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
Crown Royalty	16.9094	16.4931	0.0	15,868	15,579	4,255	11,324	16.22	15,579	4,255	11,324	16.22
Non-crown Royalty	1.0820	1.4170	5.0	14,147	13,910	4,008	9,901	14.18	13,910	4,008	9,901	14.18
Mineral Tax	0.0000	0.0000	8.0	13,295	13,080	3,879	9,201	13.18	13,080	3,879	9,201	13.18
			10.0	12,785	12,584	3,799	8,785	12.58	12,584	3,799	8,785	12.58
			12.0	12,317	12,126	3,723	8,403	12.04	12,126	3,723	8,403	12.04
			15.0	11,679	11,504	3,617	7,887	11.30	11,504	3,617	7,887	11.30
			20.0	10,763	10,607	3,456	7,150	10.24	10,607	3,456	7,150	10.24

Evaluator: Keith, John E.
Run Date: March 21, 2011 14:50:15

APPENDIX I

CERTIFICATES OF QUALIFICATION

T. Mark Jobin
John E. Keith
Roman Tanner

CERTIFICATION OF QUALIFICATION

I, T. Mark Jobin, Professional Geologist, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of GLJ Petroleum Consultants Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties for Dejour Energy (Alberta) Ltd. The effective date of this evaluation is December 31, 2010.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Dejour Energy (Alberta) Ltd. or its affiliated companies.

3. That I attended the University of Calgary and that I graduated in 1984 with a Bachelor of Science Degree in Geology; that I am a Registered Professional Geologist in the Province of Alberta; and, that I have in excess of twenty-six years experience in geological studies relating to Canadian and International oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Dejour Energy (Alberta) Ltd., and the appropriate provincial regulatory authorities.

ORIGINALLY SIGNED BY

T. Mark Jobin, P. Geol.

CERTIFICATION OF QUALIFICATION

I, John E. Keith, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of GLJ Petroleum Consultants Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties for Dejour Energy (Alberta) Ltd. The effective date of this evaluation is December 31, 2010.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Dejour Energy (Alberta) Ltd. or its affiliated companies.

3. That I attended the University of Calgary and that I graduated with a Bachelor of Science Degree in Chemical Engineering in 1984; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of twenty-six years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Dejour Energy (Alberta) Ltd., and the appropriate provincial regulatory authorities.

ORIGINALLY SIGNED BY

John E. Keith, P. Eng.

CERTIFICATION OF QUALIFICATION

I, Roman Tanner, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of GLJ Petroleum Consultants Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties for Dejour Energy (Alberta) Ltd. The effective date of this evaluation is December 31, 2010.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Dejour Energy (Alberta) Ltd. or its affiliated companies.

3. That I attended the University of Calgary where I graduated with a Bachelor of Science Degree in Mechanical Engineering in 2005; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of five years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Dejour Energy (Alberta) Ltd., and the appropriate provincial regulatory authorities.

ORIGINALLY SIGNED BY

Roman Tanner, P. Eng.